As filed with the Securities and Exchange Commission on May 7, 1999
                                                      Registration No. 333-58325
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            POST-EFFECTIVE AMENDMENT
                                  NO. 1 TO THE
                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               UCBH HOLDINGS, INC.
   (exact name of registrant as specified in its certificate of incorporation)

            DELAWARE                               6035                               94-3072450
(state or other jurisdiction of              (Primary Standard             (IRS Employer Identification No.)
 incorporation or organization)         Classification Code Number)

                               711 Van Ness Avenue
                         San Francisco, California 94102
                                 (415) 928-0700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                  Thomas S. Wu
                      President and Chief Executive Officer
                             United Commercial Bank
                               711 Van Ness Avenue
                         San Francisco, California 94102
                                 (415) 928-0700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                         Joseph G. Passaic, Jr., Esquire
                            Mary M. Sjoquist, Esquire
                            Geoffrey W. Ryan, Esquire
                                Patton Boggs LLP
                               2550 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 457-6000

         Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /









    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Prospectus


                        5,685,665 Shares of Common Stock



                               UCBH HOLDINGS, INC.


         Stockholders of UCBH Holdings, Inc. named in this prospectus are selling up to 5,685,665 shares of common stock.


         These stockholders may sell shares of common stock from time to time directly to purchasers or through underwriters, dealers or agents at market prices or at negotiated prices. The selling stockholders will receive all of the proceeds from the sale of common stock. UCBH Holdings, Inc. will not receive any proceeds from any sales of common stock pursuant to this prospectus.


         The common stock is quoted on the Nasdaq National Market under the symbol "UCBH." On May 3, 1999, the last reported sales price for the common stock was $15 1/2 per share. Sandler O'Neill & Partners, L.P., makes a market in the common stock.


         AN INVESTMENT IN THE COMMON STOCK OF UCBH HOLDINGS, INC. INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         THESE SECURITIES ARE NOT DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.




                                  May __, 1999

                                     SUMMARY

         This summary highlights certain information from this Prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus and our consolidated financial statements, including the notes, before you decide to purchase any stock. References in this prospectus to "we," "us," and "our" refer to United Commercial Bank. In certain instances where appropriate, "we," "us" and "our" refer collectively to UCBH Holdings, Inc. and United Commercial Bank. UCBH Holdings, Inc. is sometimes referred to as the "Company" and United Commercial Bank is sometimes referred to as the "Bank."

UCBH Holdings, Inc.

         We are a bank holding company. Our primary operating subsidiary is United Commercial Bank. We are the largest financial institution that focuses on serving the ethnic Chinese market.

         Our executive office is located at 711 Van Ness Avenue, San Francisco, California 94102, and our telephone number is (415) 928-0700.

         Operating Strategy. We have recently shifted our business focus from that of a traditional thrift to a full service commercial bank. We saw opportunities to further improve our long-term prospects, in part by taking advantage of our significant market share and our cross selling opportunities to the ethnic Chinese and Asian communities in our market area. We have taken the following actions to implement our strategy:

o We hired new officers with experience in commercial banking and in Small Business Administration lending within our market area.

o We established a commercial bank division which offers an array of commercial banking services and products, primarily directed at ethnic Chinese communities.

o We opened a commercial, construction and Small Business Administration lending office in Pasadena, California during the second quarter of 1998, and hired a team of three experienced Small Business Administration banking officers to staff the office.

o We are continuing to expand our presence in the Asian, and specifically ethnic Chinese, markets in California through our multilingual ATMs, telephone banking systems and customer service and loan officers.

o        We raised additional capital to support our expansion.

We believe these measures position us to take advantage of the opportunities that are presented in our market area, and help us to better serve the growing ethnic Chinese market in California.

         Market Area. We have 25 retail banking offices in the State of California, located in areas with high concentrations of ethnic Chinese, including the San Francisco Bay area (which includes the City of Oakland), the Sacramento/Stockton metropolitan area and the Los Angeles metropolitan area.

         Our Loan Portfolio. Substantially all of our loans are secured by real property. At December 31, 1998, our three largest categories of loans were the following:

o Residential property loans (homes occupied by one to four families): approximately $790.8 million, or 53.0% of our gross loans.

o Commercial real estate multi-family loans (apartment buildings occupied by more than four families): approximately $347.0 million, or 23.3% of our gross loans.

o Commercial real estate nonresidential (buildings used for nonresidential business purposes): approximately $229.7 million, or 15.4% of our gross loans.

     Our Depositors. Our depositors are primarily ethnic Chinese individuals and small and medium sized businesses, business executives and professionals. Based on June 30, 1997 Federal Deposit Insurance Corporation data, we believe we have the leading deposit market share in the principal ethnic Chinese market within Oakland, California, and are among the leaders in the principal ethnic Chinese markets within the San Francisco Bay area.

                                  THE OFFERING

     Securities Offered..............................     5,685,665 shares of common stock

     Sellers.........................................       Stockholders of UCBH Holdings, Inc. named in this
                                                          prospectus are selling common stock.  The common stock
                                                          has been registered for resale by these stockholders
                                                          under an agreement with UCBH Holdings, Inc.

     Market for Common Stock.........................       The common stock is quoted on the Nasdaq National Market
                                                          under the symbol "UCBH."

     Use of Proceeds.................................       The selling shareholders will receive all of the
                                                          proceeds from the common stock sold pursuant to this
                                                          prospectus.

     Risk Factors....................................       We urge you to read carefully the "Risk Factors" section
                                                          of this prospectus, beginning on page 5, and the rest of
                                                          this prospectus before you make your investment decision.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We are providing the following summary consolidated financial information about us for your benefit. This information is derived from our audited financial statements for each of the fiscal years shown below. The following information is only a summary and you should read it together with our consolidated financial statements and notes included in this Prospectus.

                                                                               AT DECEMBER 31,
                                                   ------------------------------------------------------------------------
                                                      1998          1997          1996             1995             1994
                                                   ----------    ----------    ----------       ----------       ----------
                                                                            (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION AND OTHER DATA:
Total assets....................................   $2,147,332    $1,561,650    $1,474,617       $1,521,699       $1,522,412
Net loans.......................................    1,477,226     1,202,095     1,054,686        1,011,909          965,668
Securities(1)...................................      587,557       270,103       343,739          429,005          467,426
Deposits........................................    1,633,895     1,468,987     1,393,125        1,311,604        1,168,031
Borrowings......................................      368,000            --            --          128,600          265,341
Long-term debt to affiliates....................           --        20,060        16,736           13,000           13,500
Stockholders' equity............................      103,638        62,552        54,344           55,457           59,350
Non-performing assets...........................        6,880        10,266        21,096           22,287           16,347
Ratio of equity to assets.......................         4.83%         4.01%         3.69%            3.64%            3.90%

                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------------
                                                      1998          1997          1996             1995             1994
                                                   ----------    ----------    ----------       ----------       ----------
                                                                            (DOLLARS IN THOUSANDS)
OPERATING DATA:
Interest income.................................   $  130,831    $  107,591    $  102,964       $   99,034       $   87,079
Interest expense................................       78,393        64,252        63,955           70,196           53,621
                                                   ----------    ----------    ----------       ----------       ----------
Net interest income.............................       52,438        43,339        39,009           28,838           33,458
Provision for loan losses.......................        3,412         1,154         1,476            8,777            3,206
                                                   ----------    ----------    ----------       ----------       ----------
  Net interest income after provision for loan
    losses......................................       49,026        42,185        37,533           20,061           30,252
Noninterest income..............................        3,402         3,094         3,397            3,767            8,603
SAIF recapitalization assessment................           --            --         7,716(2)            --               --
Noninterest expense.............................       33,685        32,190        33,697           30,142           35,603
                                                   ----------    ----------    ----------       ----------       ----------
Income (loss) before taxes......................       18,743        13,089          (483)          (6,314)           3,252
Income tax expense (benefit)....................        7,855         5,790          (177)          (3,406)             772
                                                   ----------    ----------    ----------       ----------       ----------
Net income (loss)...............................   $   10,888    $    7,299    $     (306)(2)   $   (2,908)      $    2,480
                                                   ----------    ----------    ----------       ----------       ----------
                                                   ----------    ----------    ----------       ----------       ----------

OPERATING RATIOS AND OTHER DATA:
Return (loss) on average assets.................         0.60%         0.47%        (0.02)%          (0.19)%           0.17%
Return (loss) on average equity.................        12.52         12.33         (0.48)           (4.89)            3.45
Interest rate spread............................         2.72          2.71          2.58             1.85             2.29
Net interest margin.............................         2.95          2.89          2.68             1.96             2.36
Efficiency ratio(3)(4)..........................        60.32         69.33         79.46            92.45            84.65
Noninterest expense to average assets(4)........         1.84          2.08          2.23             1.98             2.40

ASSET QUALITY DATA:
Non-performing assets to total assets...........         0.32%         0.66%         1.43%            1.46%            1.07%
Non-performing loans to total gross loans.......         0.41          0.81          1.83             2.00             1.17
Allowance for loan losses to total gross
  loans.........................................         1.00          1.00          1.10             1.34             0.78
Allowance for loan losses to non-performing
  loans.........................................       244.30        123.22         59.98            66.88            66.67
Net charge-offs to average gross loans..........         0.05          0.06          0.34             0.26             0.41

BANK REGULATORY CAPITAL RATIOS:
Tier 1 risk-based capital.......................        10.42%         9.90%         9.41%            9.21%            9.95%
Total risk-based capital........................        11.61         11.15         10.67            10.47            10.95
Leverage ratio (Tier 1 capital to total average
  assets).......................................         6.25          5.37          4.90             4.50             4.80

------------------
(1) Includes available-for-sale securities and held-to-maturity securities.

(2) During 1996, our net income was adversely affected by the one-time SAIF recapitalization assessment which we recognized during the third quarter of the year. Without the SAIF recapitalization assessment, our net income would have been $4.3 million for 1996.

(3) Represents noninterest expense divided by the total of our net interest income before provision for loan losses and our noninterest income.

(4) During the year ended December 31, 1996, such ratios exclude the one-time SAIF recapitalization assessment. Including the SAIF recapitalization assessment, our efficiency ratio would have been 97.66% and our noninterest expense to average assets would have been 2.74%.

                                  RISK FACTORS

         An investment in the common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating us and our business before you purchase the common stock offered by this prospectus.

Our increased emphasis on commercial lending increases the possibility of loan losses

         We may incur significant losses because approximately 23.3% of our loans are secured by multifamily properties and approximately 15.4% of our loans are secured by nonresidential commercial real estate. With our change in business strategy and focus to commercial banking activities, we expect our commercial real estate, construction and commercial business loans to increase. Loans secured by multifamily properties and commercial real estate are generally larger, and are considered to have a higher risk of loss, than loans secured by residential (1-4 family) loans. Significant losses on loans secured by multifamily properties are possible because the cash flows from multifamily properties securing the loans may become inadequate to service the loan payments. Significant losses on loans secured by commercial real estate are possible because the repayment of loans secured by commercial real estate typically depends upon the successful operation of the business activities being conducted at the property. Losses on construction financing are possible because the loan is made based upon an estimate of the value of the completed project, which could be inaccurate, resulting in a project with a value upon completion which is insufficient to assure full repayment of the loan.

An increase in interest rates could reduce our income

         Rising interest rates could adversely affect our business by reducing our net income. This is because many of our loans and securities have interest rates that adjust with the 11th District Cost of Funds Index, which is slow in adjusting to changes in market interest rates, while our deposits adjust more quickly. In the event of rising interest rates, our interest rate spread would be reduced during the time between adjustment of deposit rates and adjustment of loan interest rates, which would reduce our net income.

Our strategy to leverage the proceeds from our securities offerings could reduce our net earnings if changes in interest rates make our cost of borrowings greater than the income we earn on the securities we purchased

         We implemented a plan to leverage the proceeds from our private offerings of common stock and trust preferred securities in April 1998 by purchasing securities and using short- and loan-term borrowings, advances from the Federal Home Loan Bank and cash from the proceeds to fund the purchases. If market interest rates fluctuate in a way that makes us unable to earn a positive spread between the interest rates on the securities and on the borrowings, our net interest margin and net earnings will be reduced in future periods. Through December 31, 1998, we had purchased approximately $368.9 million of securities and entered into approximately $368.0 million of borrowings.

The failure of borrowers to make payments on loans may reduce our net income

         Our net income could be reduced if our borrowers, their guarantors and related parties fail to make payments in accordance with the terms of their loan agreements. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of our allowance for loan losses, that we believe minimize this risk. However, we cannot be sure that these procedures and policies will effectively prevent unexpected losses that would reduce our earnings.

A decline in real estate values, particularly in California, could reduce our net income

         The value of our real estate collateral could be adversely affected by downturns in the real estate markets where we conduct business. A decline in real estate values, particularly in California, would reduce the value of the real estate collateral securing our loans and increase the risk that we would incur losses if borrowers defaulted on their loans. Such declines have occurred in the past. At December 31, 1998, real estate secured approximately 92.6% of our loans. At December 31, 1998, substantially all of the properties securing our real estate loans were located in California.

We have limited knowledge of our limited documentation loan customers' income or debt service ability which could cause us to suffer higher loan losses, reducing net income

         We make limited documentation mortgage loans on single family residential properties. Borrowers pay a premium, in the form of higher interest rates and larger down payments, in exchange for more rapid loan processing by providing less income and asset information which we would need to verify. As a result of our limited knowledge about these borrowers, we could make loans to borrowers who we would not otherwise lend to, increasing our risk of loss from default on these loans. As of December 31, 1998, $572.8 million, or 72.4% of our residential (1-4 family) mortgages were limited documentation loans.

If loan losses exceed our allowance for loan losses, our income could be reduced

         We maintain an allowance for losses on loans at a level that we consider adequate to cover currently anticipated losses. The amount of future losses is vulnerable to changes in economic, operating and other conditions, including changes in interest rates. These changes may be beyond our control. We cannot assure you that this allowance will be adequate to cover actual losses. If our allowance is inadequate, our results of operations could be adversely affected.

Natural disasters in California could cause borrowers to fail to make payments on loans or damage or destroy the underlying property, reducing our net income

         California is prone to earthquakes, flooding and other natural disasters. Should a natural disaster occur, many of our borrowers could suffer property damage that is not covered by insurance, could have sustained interruption of their business, or could lose their jobs. As a result, these borrowers may be unable to repay their loans in accordance with the original terms of the loans. Additionally, the property securing the loan could decline significantly in value, making it likely that we would sustain losses if the borrower defaulted on the loan.

Changes in laws and regulations could force us to change our business and reduce our earnings

         We are governed by significant federal and state regulation and supervision which is primarily for the benefit and protection of our customers and not for the benefit of our investors. Law, regulations and policies currently affecting us could change at any time. We cannot predict what form these changes could take, and are therefore unable to anticipate these changes and take remedial action to reduce their adverse impact.

Competition from other lenders focusing on the ethnic Chinese market could cause us to lose market share and reduce our profits

         We compete for deposits from the ethnic Chinese markets with other banks that cater to the Asian community. We believe that we have two major competitors that are targeting the ethnic Chinese markets. These competitors have branch locations in many of the same neighborhoods that we do, provide similar loan, savings and financial services, and market their services in similar Asian publications and other advertising media in California. This competition forces us to price our products at lower levels for loans and higher rates for deposits, which reduces our interest rate spread.

Our concentration of business in California exposes us to declines in the California economy, which could reduce our earnings

         Our operations are located in Northern and Southern California and are concentrated primarily in the San Francisco Bay area (including Oakland) and the Sacramento/Stockton and Los Angeles metropolitan areas. We focus our business on communities with a high concentration of ethnic Chinese individuals and businesses. As a result of this geographic concentration, our results of operations depend largely on economic conditions in these area. If the economic conditions in these areas worsen, the quality of the loans in our portfolio and the demand for our products and services could decline, which would reduce our results of operations.

If our accounting treatment of the buyout of our former owners is incorrect, the accounting treatment that would be required would reduce our future earnings

         In April 1998, a management-led group negotiated a purchase of UCBH Holdings from the then owners. UCBH Holdings financed the redemption of the prior owners' interest in the Company through a private placement of $140 million of common stock and $30 million of trust preferred securities. Based on the representations of the each offeree in these offerings that he or she was not acting in concert with any other offeree, we have taken the position that, as a result of the offerings and the redemption of the prior owners' interest, we are not required by generally accepted accounting principles to revalue our assets and liabilities in our Consolidated Financial Statements to reflect the completion of the offerings and the redemption. However, if some or all of the offerees were determined to have been acting in concert, there is a substantial likelihood that generally accepted accounting principles would require us to step-up our accounting basis (similar to how a business combination is accounted for under the purchase method of accounting). If we have to step up our basis, our assets and liabilities would be reflected on our financial statements based on their estimated fair market values on the date the redemption took place. We would also record goodwill to the extent the amount paid to the former owners exceeded the aggregate net fair value of the Company's net assets.

         In addition, if a step-up in accounting basis were required, such adjustments would likely have to be "pushed down" and reflected in the financial statements of the Bank. In addition, we would have to amortize any goodwill recorded, which would significantly reduce our earnings in future periods and could adversely affect the Bank's ability to pay dividends to the Company. We received a report from our independent accountants, PricewaterhouseCoopers LLP, as to the application of accounting principles which concludes that the consummation of the private offerings and the redemption described above did not require us to revalue the assets and liabilities of the Company in its financial statements and therefore did not trigger the recognition of goodwill by the Company. We recorded no gains or losses in our financial records as a result of the consummation of these transactions.

         Notwithstanding our understanding of generally accepted accounting principles and the receipt of the report from PricewaterhouseCoopers LLP, the California Department of Financial Institutions could require the push-down of accounting basis with respect to the Bank's financial statements. We have not discussed this possibility with the California Department of Financial Institutions. If they were to require such push-down treatment, the adverse effects outlined above could happen. Therefore, in considering whether to purchase common stock, potential investors should take into account the possibility that the push-down of accounting basis with respect to the Bank's financial statements may be required.

If we lose the services of key management personnel, our ability to implement our business strategy could be harmed and our net earnings could be reduced

         Our success in implementing our business strategy depends substantially on certain members of senior management, including the following officers:

     o   Thomas S. Wu, President and Chief Executive Officer
     o Jonathan H. Downing, Senior Vice President, Chief Financial Officer and Treasurer
     o   Sylvia Loh, Senior Vice President and Director of Commercial Banking
     o Louis E. Barbarelli, Senior Vice President and Director of Operations and Systems
     o   Cecilia Lai, Senior Vice President and Director of Retail Banking
     o   William T. Goldrick, Senior Vice President and Chief Credit Officer

The loss of the services of any of these officers could hurt our ability to implement our commercial banking strategy and could adversely impact our financial condition. We do not maintain key man life insurance with respect to any of these officers.

If we are unable to execute our business strategy of shifting our focus to commercial banking, our ability to generate earnings may be hampered

         Our ability to achieve our strategic goal and shift our business focus to commercial banking largely depends on our ability to:

o Fund a significant amount of commercial real estate and commercial business loans, including SBA loans
o    Originate intermediate fixed-rate residential (1-4 family) mortgage loans
o    Significantly increase our commercial demand deposit accounts

Given the competition among lenders for loan originations, consumer demand for fixed rate 30-year loans and the array of alternative investments available to consumers, we can make no assurances that we will be able to achieve our strategic business goals.

The failure of parties with whom we do business to address year 2000 issues could prevent us from timely servicing our customers

         The year 2000 issue refers to computer programs being written using two digits rather than four to define an applicable year. A company's hardware, date driven automated equipment or computer programs that have a two digit field to define the year may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure, disruption of operations, or inaccurate information or calculations.

         Our most significant continuing year 2000 risk is the failure of third parties with whom we do business to address their year 2000 problems. If our suppliers, particularly public utilities, are not year 2000 ready, we may experience an interruption of service to our customers. As a result, our business and operations may be materially and adversely affected. We can make no assurances that the systems or products of third parties on which we rely will be timely converted or that a failure by a third party, or a conversion that is incompatible with our systems, would not have a material adverse effect on us. For a more detailed discussion of this risk and the status of our year 2000 program, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000."

If the Internal Revenue Service reexamines the appropriateness of the characterization of notes previously payable to the prior owners of UCBH Holdings for tax years after 1995, we may have to make cash payments and incur additional income tax expense, which would reduce our net earnings

         In 1997, the Internal Revenue service concluded an examination of UCBH Holdings income tax returns for the tax years 1993 through 1995. As a result of this audit, we had to make cash payments and write down our deferred tax assets in an aggregate amount of $500,000, which was approximately what we had reserved for the possibility. The audit focused on the appropriateness of our interest expense deduction during 1993, 1994 and 1995 of interest paid on notes payable to UCBH Holdings prior owners, who were affiliates of the Company and the Bank. Notwithstanding this settlement with the Internal Revenue Service, we cannot be sure that they will not reexamine our tax returns and further challenge the validity of these notes and the related interest expense deductions. Further, although the settlement confirmed the treatment of the notes as debt rather than equity, the IRS could still examine the appropriateness of this treatment for tax years after 1995. We retired the notes in April 1998 in connection with the buyout of the former owners.

Our policy of not paying dividends may reduce the market value of our common stock

         The market may value our common stock at a lower price than the common stock of a similar company with a history of paying dividends. Dividend yield is one of a number of factors that can affect the market price of a stock. We have not paid any cash dividends. Currently, we have no plan to pay cash dividends; rather, we will retain earnings to enhance capital and future growth.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements in this prospectus can be identified by the use of words such as "anticipates," "plans," "expects," "believes," and similar words. Forward-looking statements involve inherent risks and uncertainties. A number of important facts could cause actual risks to differ materially from those in the forward-looking statements. These factors include general economic conditions, interest rate environments, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services. For a more detailed discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors."

              THE PRIVATE PLACEMENT AND THE REDEMPTION TRANSACTION

         On March 31, 1998, our management entered into an Exchange and Redemption Agreement to buy out the interests of UCBH Holdings's owners. The owners were two corporations, Chief Investments Limited and United Holdings Int'l, Ltd. They owned, in the aggregate, prior to the buyout, 100% of the common stock of UCBH Holdings and 100% of UCBH Holdings's senior debt totaling $20.6 million, including accrued interest. In April 1998, UCBH Holdings completed a $140.0 million private placement of common stock, resulting in the issuance of 9,333,333 shares of common stock, and a $30.0 million private placement of 9.375% capital securities through UCBH Trust Co. In connection with these private placements, UCBH Holdings exchanged 329 shares of common stock (1,974,000 shares giving effect to a 6000:1 stock split on April 17, 1998) for its senior debt and subsequently used $120.0 million of the proceeds of the private placements to redeem all of the shares of common stock then outstanding, including the shares issued in exchange for the senior debt. As a result of this transaction, Chief Investments Limited and United Holdings Int'l, Ltd. are no longer affiliated with UCBH Holdings or United Commercial Bank. UCBH Holdings did not record any gains or losses in its financial records as a result of these transactions.

                                 USE OF PROCEEDS

         The stockholders selling common stock pursuant to this prospectus will receive all of the proceeds from such sales. We will not receive any proceeds from sales of common stock pursuant to this prospectus.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         On November 5, 1998, the common stock began trading on the Nasdaq National Market under the symbol "UCBH." The high and low closing sale price per share for the common stock ranged from $13.13 to $15.00 during the fourth quarter of 1998. The last reported closing price for the common stock on the Nasdaq National Market on May 3, 1999 was $15 1/2. As of March 1, 1999, we had approximately 932 shareholders, including holders in street name.

         We do not presently intend to pay dividends on the common stock. Rather, we expect to retain earnings to increase capital. In determining whether to implement a cash dividend policy, we will consider a number of factors, including investment opportunities available to us, our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that any dividends will be paid or that, if we do pay dividends, we will not reduce or eliminate them in the future.

         Our ability to pay dividends to holders of our common stock is primarily dependent on the ability of United Commercial Bank to pay dividends to UCBH Holdings. Under the California Financial Code, the Bank is limited in the amount of distributions (including dividends) it can make to the

Company to an amount equal to the lesser of the Bank's retained earnings or the Bank's net income for the last three fiscal years, less the amount of any distributions made by the Bank to its shareholder during that period. With prior approval from the Commissioner of the Department of Financial Institutions, the Bank may make a distribution to its shareholder in an amount not exceeding the greater of its retained earnings, its net income for the last fiscal year, or its net income for the current fiscal year. As of December 31, 1998, under the regulations of the Department of Financial Institutions, the Bank had $21.6 million available for the payment of dividends to UCBH Holdings.

         However, the Commissioner may prohibit the Bank from paying dividends or making any other capital distribution if the Commissioner finds that the shareholders' equity of the Bank is inadequate or that such dividend or other distribution would be unsafe or unsound for the Bank. Federal law also prohibits the Bank from making capital distributions, including paying dividends, if after making such distribution the Bank would become "undercapitalized."

         The Company is not subject to such restrictions, although its ability to pay dividends is primarily dependent upon the receipt of dividends from the Bank. Delaware law generally limits dividends payable by the Company to an amount equal to the excess of the net assets of the Company over its statutory capital, or if there is no such excess, to its net profits from the current and immediately preceding fiscal year. Additionally, the Federal Reserve Bank of San Francisco could prevent the Company from paying a dividend if it determined that such a distribution would harm the Company's ability to support the Bank.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

         The following table represents consolidated statements of operations which have been derived from and which you should read together with our audited Consolidated Financial Statements and related notes, and the Management's Discussion and Analysis of Financial Condition and Results of Operations included in this prospectus.

                                                                                      FOR THE YEARS ENDED
                                                                                          DECEMBER 31,
                                                                                --------------------------------
                                                                                  1998        1997        1996
                                                                                --------    --------    --------
                                                                                    (dollars in thousands,
                                                                                   except for per share data)
Interest income:
  Loans......................................................................   $101,823    $ 86,141    $ 78,711
  Funds sold and securities purchased under agreements to resell.............        483       2,760       1,417
  Investment and mortgage-backed securities..................................     28,525      18,690      22,836
                                                                                --------    --------    --------
     Total interest income...................................................    130,831     107,591     102,964
                                                                                --------    --------    --------
Interest expense:
  Deposits...................................................................     64,890      61,513      59,273
  Short-term borrowings......................................................      3,313         914       3,042
  Guaranteed preferred beneficial interests in junior subordinated
     debentures..............................................................      1,985          --          --
  Long-term borrowings.......................................................      7,606          --          --
  Long-term debt to affiliates...............................................        599       1,825       1,640
                                                                                --------    --------    --------
     Total interest expense..................................................     78,393      64,252      63,955
                                                                                --------    --------    --------

     Net interest income.....................................................     52,438      43,339      39,009
Provision for loan losses....................................................      3,412       1,154       1,476
                                                                                --------    --------    --------
     Net interest income after provision for loan losses.....................     49,026      42,185      37,533
                                                                                --------    --------    --------
Noninterest income:
  Commercial banking fees....................................................      1,218         977         421
  Service charges on deposit accounts........................................      1,094         888         615
  Gain on sale of loans, securities and servicing rights.....................        549         155       1,200
  Loan servicing income......................................................        400         601         680
  Miscellaneous income.......................................................        141         473         481
                                                                                --------    --------    --------
     Total noninterest income................................................      3,402       3,094       3,397
                                                                                --------    --------    --------
Noninterest expense:
  Personnel..................................................................     15,720      14,087      14,875
  Occupancy..................................................................      4,975       4,811       4,754
  Data processing............................................................      2,064       2,059       1,859
  Furniture and equipment....................................................      2,316       1,902       1,814
  Professional fees and contracted services..................................      1,870       2,242       1,551
  Deposit insurance..........................................................        889       1,798       3,519
  SAIF recapitalization assessment...........................................         --          --       7,716
  Communication..............................................................        414         400         383
  Foreclosed assets..........................................................         62         671         686
  Miscellaneous expense......................................................      5,375       4,220       4,256
                                                                                --------    --------    --------
     Total noninterest expense...............................................     33,685      32,190      41,413
                                                                                --------    --------    --------
Income before taxes..........................................................     18,743      13,089        (483)
Income tax expense...........................................................      7,855       5,790        (177)
                                                                                --------    --------    --------
       Net income/(loss).....................................................   $ 10,888    $  7,299    $   (306)
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Basic earnings (loss) per share..............................................   $   1.30    $   1.22    $  (0.05)
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Diluted earnings (loss) per share............................................   $   1.26    $   1.05    $  (0.05)
                                                                                --------    --------    --------
                                                                                --------    --------    --------

              (See notes to the consolidated financial statements
                          appearing in this prospectus)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements about the future that may or may not materialize. When we use words like 'anticipate,' 'believe,' 'estimate,' 'may,' 'intend,' or 'expect,' we are speculating about what will happen in the future. The outcome may be materially different from our speculations. We believe that certain factors identified elsewhere in this Prospectus could cause a different outcome. There may also be other factors that could cause a different outcome.

     The following discussion and analysis is intended to assist in an understanding of the significant factors that influence our financial condition at December 31, 1998 as compared to December 31, 1997. It also analyzes our results of operations for the year ended December 31, 1998 as compared to the year ended December 31, 1997, and for the year ended December 31, 1997 as compared to December 31, 1996. You should read the discussion and analysis together with our financial statements and corresponding notes included in this Prospectus.

OUR RESULTS OF OPERATIONS

     General. Our main source of income is net interest income, which is the difference between our interest income (generally interest paid to us by borrowers and paid on our investments) and our interest expense (generally the interest we paid depositors as well as interest we paid on other borrowings, such as loans from the Federal Home Loan Bank). Changes in the average amount of interest-earning assets (generally loans and investments) we hold as well as in interest-bearing liabilities (generally deposits and other borrowings) we incur during a period affect the amount of net interest income we earn. Changes in the interest rates earned on loans and securities and paid on deposits and other borrowings also affect our net interest income.

     We also earn income through noninterest income, which is generally made up of commercial banking fees and other fees paid by our customers. We are attempting to increase the fees we earn as a result of our change to a commercial bank. In addition to interest expense, our income is impacted by noninterest expenses (primarily our compensation, occupancy and furniture and equipment expenses) and our provision for loan losses. Other factors beyond our control, such as general economic conditions, competition from other financial service companies, changes in interest rates, government and regulatory action and policies, may also significantly affect our results of operations.

     We operate consumer and commercial lending business segments. Through the consumer business segment, we offer consumer deposits including savings accounts, checking accounts and time deposits. The consumer segment also originates residential mortgages (one-to-four family) and home equity lines of credit and provide consumer credit cards. Through our Commercial Banking Division, we offer commercial deposit accounts and commercial loans. Included in the loans we offer are non-residential real estate loans, multi-family real estate loans, construction loans, commercial business loans, and Small Business Administration ('SBA') loans.

     We originate fixed-rate and adjustable-rate residential mortgages (one-to-four family) within our primary market area which consists principally of the San Francisco Bay Area, Los Angeles metropolitan area and
Sacramento/Stockton. We originate these loans through our retail branches and a wholesale delivery network. We make these mortgage loans primarily to owner-occupants. In addition to these residential mortgage loans, we offer home equity loans on a customer accommodation basis.

     Through our Commercial Banking Division, we originate commercial real estate loans for primary users as well as investors. We also originate multi-family mortgages which are generally secured by five to 36 unit residential buildings within our primary market areas. Loans secured by residential buildings with more than 36 units are underwritten as commercial nonresidential real estate loans. Both types of commercial real estate loans generally have a fixed-rate for an initial period of time and then become adjustable-rate loans. They are generally amortized over 25 years or less and have balloon payments in ten years or less.

     We originate construction loans primarily for the construction of subdivisions including entry-level and affordable housing or first-time move-up product within California. We focus on mid-tier builders. Our construction loans generally have a one-year term, may have six-month renewal options and have interest rates based on the prime rate.

     We provide commercial business loans to customers for working capital purposes and to finance equipment, accounts receivable and inventory. Our SBA loans are generally secured by real estate and have personal guarantees from the borrower. We sell, from time to time, the guaranteed portion of certain SBA loans in the secondary market and retain the unguaranteed portion in its portfolio.

     Net Income. We earned $10.9 million in net income for 1998, as compared to $7.3 million in net income in 1997. Our annualized return on average assets was 0.60% in 1998 as compared to 0.47% for 1997, and our return on average equity was 12.52% in 1998, as compared to 12.33% in 1997.

     We earned $7.3 million in net income for 1997 as compared to a loss of $306,000 for 1996. Our annualized return on average assets was 0.47% for 1997 as compared to (0.02%) for 1996, and our annualized return on average equity was 12.33% for 1997 as compared to (0.48%) for 1996.

     From 1996 to the year-end 1998, we have experienced steady growth in net income, although that increase was adversely affected by a $7.7 million assessment to recapitalize the SAIF (one of the FDIC deposit insurance funds) in 1996. Without the SAIF assessment, our net income in 1996 would have been $4.3 million, in comparison to our $306,000 actual net loss.

     The increase in our net income in 1998 as compared to 1997 was primarily the result of an increase in net interest income from $43.3 million to $52.4 million. The reasons for the change in the interest income are discussed below.

     Partially offsetting this net increase in interest income was an increase in the provision for loan losses from $1.2 million in 1997 to $3.4 million in 1998. We provided more allowance for loan losses as a result of the increase in our loan portfolio during the year. Also partially offsetting the increase in net interest income was the increase in expenses from $32.2 million in 1997 to $33.7 million in 1998. The increase in our expenses (discussed in more detail below) resulted primarily from increases in personnel expenses incurred as a result of the expansion of our Commercial Banking Division.

     The increase in our net income in 1997 as compared to 1996 was mainly the result of an increase in net interest income from $39.0 million to $43.3 million (as discussed below) and was also due to a reduction in deposit insurance expense from $11.2 million to $1.8 million. Deposit insurance expense in 1997 was absent the SAIF assessment paid in 1996, and also reflects the decline in the deposit insurance premiums we are required to pay to the FDIC. On January 1, 1998, our deposit insurance premiums were reduced to 6.4 basis points of deposits.

  Net Interest Income and Net Interest Margin

     Our net interest margin (representing net interest income as a percentage of average interest-earning assets) improved to 2.98% for 1998 from 2.89% for 1997. Our net interest income for 1998 was $52.4 million, an increase of $9.1 million, or 21.0%, from our net interest income of $43.3 million for 1997 primarily as a result of the following factors:

          o We increased the average balance of loans in our portfolio from $1.12 billion to $1.30 billion.

          o We increased the average balance of securities in our portfolio from $326.7 million in 1997 to $459.7 million in 1998.

          o We increased our average yield on securities from 5.72% to 6.21% as a result of the prepayment of lower-yielding COFI securities and by purchasing new securities which had higher yields.

          o We increased our average yield on loans from 7.67% to 7.79% as a result of originating more commercial loans which are higher-yielding than the residential mortgage loans which we originate.

     Our net interest margin improved to 2.89% for 1997 from 2.68% for 1996. Net interest income for 1997 was $43.3 million, an increase of $4.3 million, or 11.0%, from our net interest income of $39.0 million for 1996. Net interest income increased in 1997 primarily as a result of the following factors:

          o We increased the average balance of loans in our portfolio from $1.04 billion to $1.12 billion.

          o We decreased the average balance of securities we consider lower-yielding from $390.4 million to $326.7 million, and reinvested the proceeds from maturing securities in higher-yielding loans.

          o We reduced our average borrowings from $49.8 million to $16.6 million, and instead increased our use of deposits as a lower-cost source of funds.

          o We reduced non-interest earning assets to $45.7 million from $60.0 million as a result of the disposition of certain assets and the improvement in the level of non-performing assets.

     The following table presents, for the periods indicated, the distribution of our average assets, liabilities and stockholders' equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense of average interest-bearing liabilities, expressed both in dollars and rates.

                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                          ---------------------------------------------------
                                                               AT                         1998                        1997
                                                          DECEMBER 31,    -------------------------------------    ----------
                                                              1998                      INTEREST
                                                          ------------     AVERAGE      INCOME OR     AVERAGE       AVERAGE
                                                           YIELD/RATE      BALANCE       EXPENSE     YIELD/COST     BALANCE
                                                          ------------    ----------    ---------    ----------    ----------
                                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans(1).............................................       7.76%       $1,306,496    $ 101,823        7.79%     $1,123,356
  Securities...........................................       6.28           459,700       28,525        6.21         326,728
  Other................................................         --             8,631          483        5.60          48,944
                                                                          ----------    ---------                  ----------
Total interest-earning assets..........................       7.33         1,774,827      130,831        7.37       1,499,028
Noninterest-earning assets.............................         --            53,892           --          --          45,664
                                                                          ----------    ---------                  ----------
Total assets...........................................       7.17        $1,828,719      130,831        7.15      $1,544,692
                                                               ---        ----------    ---------       -----      ----------
                                                                          ----------                               ----------
Interest-bearing liabilities:
  Deposits:
    NOW and demand deposit.............................       1.03            81,861          898        1.10          78,737
    Money market accounts..............................       3.51            24,214          742        3.06          21,397
    Savings accounts...................................       2.20           216,273        4,918        2.27         212,943
    Time deposits......................................       4.93         1,148,010       58,332        5.08       1,090,320
                                                                          ----------    ---------                  ----------
  Total deposits.......................................       4.29         1,470,358       64,890        4.41       1,403,397
                                                                          ----------    ---------                  ----------
  Borrowings...........................................       5.33           186,615       10,919        5.85          16,551
  Guaranteed preferred beneficial interests in junior
    subordinated debentures............................       9.38            21,080        1,985        9.42              --
  Long-term debt to affiliates.........................         --             5,985          599       10.01          18,398
                                                                          ----------    ---------                  ----------
Total interest-bearing liabilities.....................       4.56         1,684,038       78,393        4.65       1,438,346
                                                               ---        ----------    ---------       -----      ----------
Noninterest-bearing deposits...........................                       40,804                                   33,780
Other noninterest-bearing liabilities..................                       16,929                                   13,358
Stockholders' equity...................................                       86,948                                   59,208
                                                                          ----------                               ----------
Total liabilities and stockholders' equity.............                   $1,828,719                               $1,544,692
                                                                          ----------                               ----------
                                                                          ----------                               ----------
Net interest income/net interest rate spread(2)........       2.78%                     $  52,438        2.72%
                                                               ---                      ---------       -----
                                                               ---                      ---------       -----
Net interest-earning assets/net interest margin(3).....       3.02%       $   90,789                     2.95%     $   60,682
                                                               ---        ----------                    -----      ----------
                                                               ---        ----------                    -----      ----------
Ratio of interest-earning assets to interest-bearing
  liabilities..........................................       1.06x             1.05x                                    1.04x
                                                               ---               ---                                      ---
                                                               ---               ---                                      ---


                                                                                                    1996
                                                                                    -------------------------------------
                                                         INTEREST                                 INTEREST
                                                         INCOME OR     AVERAGE       AVERAGE      INCOME OR     AVERAGE
                                                          EXPENSE     YIELD/COST     BALANCE       EXPENSE     YIELD/COST
                                                         ---------    ----------    ----------    ---------    ----------

Interest-earning assets:
  Loans(1).............................................   $86,141        7.67%      $1,036,025    $  78,711        7.60%
  Securities...........................................    18,690        5.72          390,381       22,836        5.85
  Other................................................     2,760        5.64           26,516        1,417        5.34
                                                         ---------                  ----------    ---------
Total interest-earning assets..........................   107,591        7.18        1,452,922      102,964        7.09
Noninterest-earning assets.............................        --          --           60,014           --
                                                         ---------                  ----------    ---------
Total assets...........................................   107,591        6.97       $1,512,936      102,964        6.81
                                                         ---------        ---       ----------    ---------       -----
                                                                                    ----------
Interest-bearing liabilities:
  Deposits:
    NOW and demand deposit.............................       875        1.11           77,710          826        1.06
    Money market accounts..............................       517        2.42           23,583          561        2.38
    Savings accounts...................................     4,834        2.27          207,512        4,772        2.30
    Time deposits......................................    55,287        5.07        1,047,019       53,114        5.07
                                                         ---------                  ----------    ---------
  Total deposits.......................................    61,513        4.38        1,355,824       59,273        4.37
                                                         ---------                                ---------
  Borrowings...........................................       914        5.52           49,813        3,042        6.11
  Guaranteed preferred beneficial interests in junior
    subordinated debentures............................        --          --
  Long-term debt to affiliates.........................     1,825        9.92           14,868        1,640       11.03
                                                         ---------                  ----------    ---------
Total interest-bearing liabilities.....................    64,252        4.47        1,420,505       63,955        4.53
                                                         ---------        ---                     ---------       -----
Noninterest-bearing deposits...........................                                 23,981
Other noninterest-bearing liabilities..................                                 13,638
Stockholders' equity...................................                                 54,812
                                                                                    ----------
Total liabilities and stockholders' equity.............                             $1,512,936
                                                                                    ----------
                                                                                    ----------
Net interest income/net interest rate spread(2)........   $43,339        2.71%                    $  39,009        2.58%
                                                         ---------        ---                     ---------       -----
                                                         ---------        ---                     ---------       -----
Net interest-earning assets/net interest margin(3).....                  2.89%      $   32,417                     2.68%
                                                                          ---       ----------                    -----
                                                                          ---       ----------                    -----
Ratio of interest-earning assets to interest-bearing
  liabilities..........................................                                   1.02x
                                                                                           ---
                                                                                           ---

------------------
(1) Non-accrual loans are included in the table for computation purposes, but the foregone interest on such loans is excluded.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

     Our net interest income is affected by changes in the amount and mix of our interest-earning assets and interest-bearing liabilities, referred to as a 'volume change.' It is also affected by changes in the yields we earn on interest-earning assets and rates we pay on interest-bearing deposits and other borrowed fund, referred to as a 'rate change.'

     The following table sets forth the changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities, and the amount of change that is attributable to volume changes and rates changes for the years indicated. Changes not solely attributable to rate or volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

                                                   FOR THE YEAR ENDED                 FOR THE YEAR ENDED
                                              DECEMBER 31, 1998 COMPARED TO      DECEMBER 31, 1997 COMPARED TO
                                               THE YEAR ENDED DECEMBER 31,        THE YEAR ENDED DECEMBER 31,
                                                          1997                               1996
                                             -------------------------------     -----------------------------
                                             VOLUME       RATE         NET       VOLUME      RATE        NET
                                             -------     -------     -------     -------     -----     -------
                                                                  (DOLLARS IN THOUSANDS)
Interest income:
  Loans...................................   $14,252     $ 1,430     $15,682     $ 6,690     $ 740     $ 7,430
  Securities..............................     8,140       1,695       9,835      (3,651)     (495)     (4,146)
  Other...................................    (2,255)        (22)     (2,277)      1,261        82       1,343
                                             -------     -------     -------     -------     -----     -------
Total interest income on
  interest-earning assets.................    20,137       3,103      23,240       4,300       327       4,627
                                             -------     -------     -------     -------     -----     -------
Interest expense:
  Deposits
     NOW and demand deposit
       accounts...........................        34         (11)         23          11        38          49
     Money market accounts................        74         151         225         (53)        9         (44)
     Savings accounts.....................        76           8          84         122       (60)         62
     Time deposits........................     2,931         114       3,045       2,196       (23)      2,173
  Borrowings..............................     9,947          58      10,005      (1,861)     (267)     (2,128)
  Guaranteed preferred beneficial
     interests in junior subordinated
     debentures...........................     1,985          --       1,985          --        --          --
  Long-term debt to affiliates............    (1,241)         15      (1,226)        264       (79)        185
                                             -------     -------     -------     -------     -----     -------
Total interest expense on interest-bearing
  liabilities.............................    13,806         335      14,141         679       382         297
                                             -------     -------     -------     -------     -----     -------
Increase in net interest income...........   $ 6,331     $ 2,768     $ 9,099     $ 3,621     $ 709     $ 4,330
                                             -------     -------     -------     -------     -----     -------
                                             -------     -------     -------     -------     -----     -------

     Provision for Loan Losses. We make provisions for loan losses to bring our allowance for loan losses to a level that we believe is appropriate. We base our determination on a methodology that considers such factors as our historical experience, the volume and type of loans we are making, the amount and trends relating to our nonperforming loans, regulatory policies, general economic conditions and other factors relating to the collectibility of loans in our portfolio. The amount we provide for loan losses is charged to earnings.

     For the year ended December 31, 1998, our provision for loan losses was $3.4 million, an increase of $2.3 million, or 183.3%, from our provision of $1.2 million for the previous year. We increased our provision for loan losses in 1998 as a result of our originating more commercial real estate, commercial business and construction loans and the resulting increase in the risk profile inherent within our loan portfolio. Our allowance for loan losses as a percent of total gross loans was 1.0% at December 31, 1998 and 1997. Our allowance for loan losses as a percent of nonperforming loans increased to 244.3% at December 31, 1998, as compared to 123.2% at December 31, 1997. Our asset quality continued to improve in 1998. This improvement is reflected in the reduction of the nonperforming loans from $9.9 million at December 31, 1997, to $6.1 million at December 31, 1998.

     For the year ended December 31, 1997, our provision for loan losses was $1.2 million, a decline of $303,000, or 20.0%, from our provision of $1.5 million for the previous year. Our allowance for loans losses as a percent of total gross loans was 1.0% at December 31, 1997, as compared to 1.1% at December 31, 1996. Our allowance for loan losses as a percent of nonperforming loans increased to 123.2% at December 31, 1997, from 60.0% at the end of the preceding year.

     Our asset quality significantly improved during 1997 in conjunction with the general improvement in the California economy. For example, our nonaccrual loans decreased by 50.0%% during 1997. The decrease in our provisions during 1997 reflect this improvement in the portfolio.

     Noninterest Income. Below we set forth the make-up of our noninterest income for the periods indicated.

                                                                                           FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                      -----------------------------
                                                                                       1998      1997       1996
                                                                                      ------    ------    ---------
                                                                                         (DOLLARS IN THOUSANDS)
Commercial banking fees............................................................   $1,218    $  977     $   421
Service charges on deposit accounts................................................    1,094       888         615
Gain on sale of servicing rights...................................................      235     1,165         672
Gain (loss) on loan sales..........................................................      308      (204)        528
Gain (loss) on sale of securities..................................................        6      (806)       (335)
Loan servicing income..............................................................      400       601         680
Miscellaneous income...............................................................      141       473         816
                                                                                      ------    ------    ---------
Total noninterest income...........................................................   $3,402    $3,094     $ 3,397
                                                                                      ------    ------    ---------
                                                                                      ------    ------    ---------

     Our noninterest income increased by $308,000, or 10.0%, to $3.4 million for the year ended December 31, 1998, from $3.1 million for the preceding year. The increase is primarily the result of collecting more fees on checking accounts and collecting more commercial banking fees during 1998 as a result of our expansion into commercial banking. We also increased our gain on sale of loans from a loss of $204,000 in 1997 to a gain of $543,000 in 1998.

     Our noninterest income decreased by $303,000, or 9.8%, to $3.1 million for the year ended December 31, 1997, from $3.4 million for the preceding year. The decline is primarily the result of the $806,000 loss we incurred on the sale of securities with interest rates based on the 11th District Cost of Funds Index. We decided to significantly reduce the amount of such COFI-based securities we invest in, as, due to the delay in the adjustment to market interest rates of the COFI, they can reduce net interest margins during periods of rapidly increasing interest rates we pay on deposits and borrowings.

     Additionally, the $1.2 million gain on sale of servicing rights is a nonrecurring gain, as we closed our mortgage banking division and sold a large part of our servicing rights. As a result, our $601,000 of loan servicing income is also substantially nonrecurring, as we sold substantially all of the related servicing portfolio during 1997. These components will not contribute meaningfully to our noninterest income in the future. Our noninterest income in 1997 was helped by an increase of 132.1% in commercial banking fees as a result of the shift in our business focus to commercial banking. Such fees increased to $977,000 in 1997 from $421,000 in 1996.

     Noninterest Expense. Below is a table outlining the components of our noninterest expense for the periods indicated.

                                                                                         FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                   -------------------------------
                                                                                    1998       1997        1996
                                                                                   -------    -------    ---------
                                                                                       (DOLLARS IN THOUSANDS)
Personnel.......................................................................   $15,720    $14,087     $14,875
Occupancy.......................................................................     4,975      4,811       4,754
Data processing.................................................................     2,064      2,059       1,859
Furniture and equipment.........................................................     2,316      1,902       1,814
Deposit insurance...............................................................       889      1,798       3,519
SAIF recapitalization assessment................................................        --         --       7,716
Communication...................................................................       414        400         383
Professional fees and contracted services.......................................     1,870      2,242       1,551
Foreclosed assets expense.......................................................        62        671         686
Miscellaneous expense...........................................................     5,375      4,220       4,256
                                                                                   -------    -------    ---------
Total noninterest expense.......................................................   $33,685    $32,190     $41,413
                                                                                   -------    -------    ---------
                                                                                   -------    -------    ---------
Efficiency ratio................................................................     60.32%     69.33%      97.66%
Efficiency ratio excluding SAIF recapitalization assessment.....................       N/A        N/A       79.46
Noninterest expenses to average assets..........................................      1.84       2.08        2.74

     Our noninterest expense increased to $33.7 million for 1998 from $32.2 million for 1997, an increase of 4.7%. The higher expenses in 1998 primarily resulted from a $1.6 million increase in personnel expenses as a result of hiring more employees for the Commercial Banking Division. We hired the additional employees to carry out our strategic plan of transforming the Bank from a thrift to a commercial bank. Miscellaneous expenses increased from $4.2 million for 1997 to $5.4 million for 1998, primarily as a result of increases in advertising and printing expenses in conjunction with our charter change to a commercial bank and our name change to United Commercial Bank (formerly United Savings Bank, F.S.B.).

     Our noninterest expense decreased to $32.2 million for 1997 from $41.4 million for 1996, a decrease of 22.3%. The higher amount in 1996 was primarily the result of the $7.7 million special assessment to recapitalize the SAIF, as discussed above. Additionally, the premiums we paid for deposit insurance decreased as a result of the Bank achieving 'Well Capitalized' status as defined under FDIC. Our premium was 16.4 basis points of deposits in 1996. The decrease occurred on July 1, 1997, which meant our average premium for 1997 was 12.9 basis points. The FDIC further reduced premiums to 6.4 basis points on January 1, 1998.

     Our noninterest expense for 1997 also included expenses related to our conversion of our core computer system to one that more effectively handles our new commercial banking activities. We incurred $390,000 of expenses during 1997 in connection with the computer conversion. We also purchased $1.2 million of computer equipment for the conversion, which will be amortized over a four year period beginning in 1998.

     Provision for Income Taxes. During 1998, we recorded a $7.9 million provision for income taxes which resulted in an effective tax rate of 43.8%. During 1997, we recorded a $5.8 million provision for income taxes, which resulted in an effective tax rate of 44.2%. For 1996, we recorded a tax benefit of $177,000 on our loss before taxes of $483,000.

OUR FINANCIAL CONDITION

     We increased the size of our balance sheet from $1.56 billion at December 31, 1997, to $2.15 billion at December 31, 1998. This increase of $585.7 million, or 37.8%, resulted primarily from the increase in the size of our loan and securities portfolios. Our loan portfolio increased from $1.21 billion at December 31, 1997, to $1.49 billion at December 31, 1998. This increase of $277.9 million, or 22.9%, resulted primarily from the growth in commercial loans. The loan originations and year-end balances are discussed in detail below. Our securities portfolio increased from $270.1 million at December 31, 1997, to $587.6 million at December 31, 1998, an increase of $317.5 million, or 117.5%. We purchased the additional securities primarily in conjunction with the new strategy we adopted to leverage the capital that was raised during 1998.

     We funded the $585.7 million of new assets by increasing our deposits and borrowings. Our deposits grew by $164.9 million, or 11.2%, to $1.63 billion at December 31, 1998. This deposit growth is discussed in more detail below. We also increased our borrowings by $368.0 million during 1998 to fund the asset growth. The new borrowings were primarily advances from the Federal Home Loan Bank.

     Loan Portfolio. As a result of the shrinking profit margins and declining value of loan servicing rights, due to increased competition, we decided in 1996 to increase the emphasis of commercial real estate and commercial business loans and to reduce the origination volume of residential mortgage (one to four family) loans. During 1997, we closed our mortgage banking division and sold the loan servicing portfolio. We also stopped originating non-conventional mortgage loans (loans insured by the Federal Housing Administration or partially guaranteed by the Veterans Administration). During 1998, we stopped originating conforming loans (loans underwritten to Fannie Mae or Freddie Mac specifications) and now only originate residential mortgage (one to four family) loans only for portfolio retention.

     We made commitments for commercial loans of $63.8 million in 1998, as compared to $31.2 million in 1997, and $10.0 million in 1996. We originated residential (one to four family) mortgage loans of $303.8 million during 1998 as compared with $274.8 million in 1997. We originated $9.3 million residential mortgage loans with the intention of reselling them in 1998, as compared to $22.4 million in 1997 and $83.4 million in 1996.

     The table below shows the composition of our loan portfolio by amount and percentage of total gross loans in each major loan category at the dates indicated.

                                                                                      AT DECEMBER 31,
                                                           ----------------------------------------------------------------------
                                                                   1998                     1997                     1996
                                                           --------------------     --------------------     --------------------
                                                             AMOUNT        %          AMOUNT        %          AMOUNT        %
                                                           ----------   -------     ----------   -------     ----------   -------
                                                                                   (DOLLARS IN THOUSANDS)
Consumer:
    Residential mortgage (one to four family)..........    $  790,789     53.01%    $  691,167     56.98%    $  541,156     50.79%
    Home equity........................................        14,450      0.97         16,743      1.38         10,673      1.00
    Other..............................................         2,261      0.15          2,732      0.23          2,642      0.25
                                                           ----------   -------     ----------   -------     ----------   -------
        Total consumer.................................       807,500     54.13        710,642     58.59        554,471     52.04
                                                           ----------   -------     ----------   -------     ----------   -------
Commercial:
    Secured by real estate--multi-family...............       346,967     23.26        339,257     27.97        361,591     33.93
    Secured by real estate--nonresidential.............       229,693     15.40        115,366      9.51        123,003     11.54
    Construction.......................................        61,486      4.12         26,603      2.19         19,892      1.87
    Commercial business................................        46,240      3.10         21,146      1.74          6,595      0.62
                                                           ----------   -------     ----------   -------     ----------   -------
        Total commercial...............................       684,386     45.87        502,372     41.41        511,081     47.96
                                                           ----------   -------     ----------   -------     ----------   -------
Total gross loans......................................     1,491,886    100.00%     1,213,014    100.00%     1,065,552    100.00%
                                                                        -------                  -------                  -------
                                                                        -------                  -------                  -------
Net deferred loan origination costs....................           262                    1,223                      816
Allowance for loan losses..............................       (14,922)                 (12,142)                 (11,682)
                                                           ----------               ----------               ----------
Net loans..............................................    $1,477,226               $1,202,095               $1,054,686
                                                           ----------               ----------               ----------
                                                           ----------               ----------               ----------


                                                                 1995                     1994
                                                         --------------------     --------------------
                                                           AMOUNT        %          AMOUNT        %
                                                         ----------   -------     ----------   -------

Consumer:
    Residential mortgage (one to four family)..........  $  507,121     49.45%    $  432,045     44.33%
    Home equity........................................       1,193      0.12             --        --
    Other..............................................       2,981      0.29          1,474      0.15
                                                         ----------   -------     ----------   -------
        Total consumer.................................     511,295     49.86        433,519     44.48
                                                         ----------   -------     ----------   -------
Commercial:
    Secured by real estate--multi-family...............     376,398     36.70        391,509     40.17
    Secured by real estate--nonresidential.............     131,259     12.80        141,995     14.57
    Construction.......................................       6,612      0.64          7,597      0.78
    Commercial business................................          --        --             --        --
                                                         ----------   -------     ----------   -------
        Total commercial...............................     514,269     50.14        541,101     55.52
                                                         ----------   -------     ----------   -------
Total gross loans......................................   1,025,564    100.00%       974,620    100.00%
                                                                      -------                  -------
                                                                      -------                  -------
Net deferred loan origination costs....................          44                   (1,402)
Allowance for loan losses..............................     (13,699)                  (7,550)
                                                         ----------               ----------
Net loans..............................................  $1,011,909               $  965,668
                                                         ----------               ----------
                                                         ----------               ----------

     The table below shows our loan originations during the years indicated.

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                          ------------------------------------
                                                                            1998          1997          1996
                                                                          --------      --------      --------
                                                                                 (DOLLARS IN THOUSANDS)
Consumer:
  Residential mortgage (one to four family)
     For sale:
       GNMA............................................................   $     --      $    759      $ 33,066
       FHLMC and FNMA..................................................      9,327        21,675        50,319
     For portfolio:
       Fully documented loans..........................................     24,797         7,867        10,675
       Limited documentation loans.....................................    269,680       244,523       131,548
  Home equity loans....................................................      5,354        13,552        24,793
  Other................................................................      3,196            --            --
                                                                          --------      --------      --------
            Total consumer loans.......................................    312,354       288,376       250,401
                                                                          --------      --------      --------
Commercial:
  Secured by real estate--multi-family.................................     54,500         7,461         7,318
  Secured by real estate--nonresidential...............................    129,790        23,743         2,565
  Construction(1)......................................................    127,329        59,569        42,166
  Commercial business..................................................     63,819        31,933         9,901
                                                                          --------      --------      --------
            Total commercial loans.....................................    375,438       122,706        61,950
                                                                          --------      --------      --------
            Total loan originations....................................   $687,792      $411,082      $312,351
                                                                          --------      --------      --------
                                                                          --------      --------      --------

------------------

(1) Includes unfunded commitments.

     Our total gross loans increased in 1998 to $1.49 billion at December 31, 1998, an increase of 22.9% as compared to the $1.21 billion of gross loans we had at December 31, 1997. Gross loans increased 13.9% during 1997, from $1.07 billion at December 31, 1996. Our gross loans increased during these periods as a result of our increased production of residential mortgages for retention in our portfolio and commercial business loans by the newly created Commercial Banking Division.

     We have included the limited documentation loans that we make in the numbers provided for residential mortgages. We have specialized in this product since 1993. We had $572.8 million of these loans at December 31, 1998, which represented 72.4% of residential mortgages, as compared to $450.5 million at December 31, 1997, which represented 65.2% of residential mortgages. Because of the limited documentation required to obtain these loans, we have sought to keep these loans relatively small with low loan-to-value ratios, on the average. At December 31, 1998, the average loan balance of our limited documentation loans was $172,000, with an average loan-to-value ratio of 64.0%.

     Since we began making these limited documentation loans, we have not had any net charge-offs on these loans. At December 31, 1998, we had nineteen loans more than one payment delinquent with a combined principal balance of $2.9 million. In addition, during the third quarter of 1997, we sold $17.2 million of limited documentation loans in the secondary market to test market reception for this product. We sold the loans for a price over their par value. We cannot guarantee that these loans will continue to have such low delinquencies, or that we will be able to sell any of them in the secondary market in the future.

     The table below presents our loan originations, purchases, sales, principal repayments and changes in deferred fees and allowance for loan losses for the periods indicated.

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                           --------------------------------------
                                                                              1998          1997          1996
                                                                           ----------    ----------    ----------
                                                                                   (DOLLARS IN THOUSANDS)
Net loans:
Balance at beginning of period..........................................   $1,202,095    $1,054,686    $1,011,909
                                                                           ----------    ----------    ----------
  Originations..........................................................      687,792       411,082       312,351
  Purchases.............................................................       36,447        44,416         7,642
  Sales.................................................................      (17,638)      (44,667)         (478)
  Principal repayments..................................................     (425,831)     (259,109)     (275,084)
  (Decrease) increase in premiums, discounts and deferred fees..........         (960)          407           772
  Net (increase) decrease in allowance for loan losses..................       (2,780)         (460)        2,017
  Transfers to real estate owned........................................       (1,899)       (4,260)       (4,443)
                                                                           ----------    ----------    ----------
Balance at end of period................................................   $1,477,226    $1,202,095    $1,054,686
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

     In 1996, we made the strategic decision to reduce the amount of assets that we had that were tied to the 11th District Cost of Funds Index. In the fourth quarter we stopped making COFI-based loans. In addition, we began to reduce the amount of COFI-based loans we had in our portfolio through normal amortization as well as sales and replaced them with loans that adjust more favorably. These loans include adjustable-rate mortgage loans tied to an index that adjusts to changes in interest rates more rapidly. We also began increasing the number of loans we make that have a fixed rate of interest for an initial period (usually three to five years) and then have a rate that adjusts annually, known as intermediate fixed-rate loans, As a result of these initiatives, we reduced our COFI-based loans to $455.2 million at December 31, 1998, down from $554.4 million at December 31, 1997 and $641.9 million at December 31, 1996.

     As a result of our continued emphasis on making intermediate fixed-rate loans, total gross loans at December 31, 1998 included $301.0 million of such loans, an increase of $13.3 million from the amount at December 31, 1997. Our amount of fixed rate loans increased as well, to $491.8 million at December 31, 1998 from $241.5 million at December 31, 1997.

     At December 31, 1997, our total gross loans included $291.5 million of intermediate fixed-rate loans, an increase of 30.0% from $224.3 million at December 31, 1996. Our fixed-rate loans as of December 31, 1997 were $241.5 million as compared to $176.8 million as of December 31, 1996. This increase resulted from our origination of fifteen and thirty year fixed-rate loans during 1997. In an effort to reduce our exposure to interest rate risk, we have stopped originating thirty year fixed-rate loans for retention in our portfolio, unless we believe it is necessary to make an exception to keep a good customer.

     The table below sets forth the estimated maturity of our loan portfolio at December 31, 1998. Adjustable-rate mortgages are shown in the period in which they reprice rather than when they become due. The table does not include the effects of possible prepayments. The rate of loan prepayment varies from time to time, depending upon various factors, including market interest rates.

                                                                      AT DECEMBER 31, 1998
                                  --------------------------------------------------------------------------------------------
                                                AFTER         AFTER        AFTER         AFTER
                                              ONE YEAR     THREE YEARS   FIVE YEARS    TEN YEARS
                                   WITHIN      THROUGH       THROUGH      THROUGH       THROUGH         AFTER
                                  ONE YEAR   THREE YEARS   FIVE YEARS    TEN YEARS    TWENTY YEARS   TWENTY YEARS     TOTAL
                                  --------   -----------   -----------   ----------   ------------   ------------   ----------
                                                                     (DOLLARS IN THOUSANDS)
Consumer:
  Residential mortgage (one to
    four family)................  $181,627     $69,453      $ 175,572     $  34,541     $176,182       $153,414     $  790,789
  Home equity...................    14,450          --             --            --           --             --         14,450
  Other.........................     2,261          --             --            --           --             --          2,261
                                  --------   -----------   -----------   ----------   ------------   ------------   ----------
    Total consumer..............   198,338      69,453        175,572        34,541      176,182        153,414        807,500
Commercial:
  Secured by real estate--
    multi-family................   266,029       9,239         13,829        47,713        9,130          1,027        346,967
  Secured by real estate--
    nonresidential..............   133,040         581         44,548        37,851       13,673             --        229,693
  Construction..................    61,486          --             --            --           --             --         61,486
  Commercial business...........    45,738         415             --            --           --             87         46,240
                                  --------   -----------   -----------   ----------   ------------   ------------   ----------
    Total commercial............   506,293      10,235         58,377        85,564       22,803          1,114        684,386
Total loans.....................  $704,631     $79,688      $ 233,949     $ 120,105     $198,985       $154,528      1,491,886
                                  --------   -----------   -----------   ----------   ------------   ------------   ----------
                                  --------   -----------   -----------   ----------   ------------   ------------   ----------
Net deferred loan origination
  costs.........................                                                                                           262
Allowance for loan losses.......                                                                                       (14,922)
                                                                                                                    ----------
Net loans.......................                                                                                    $1,477,226
                                                                                                                    ----------
                                                                                                                    ----------

     The following table sets forth the dollar amount of all loans and mortgage-backed securities for which final payment is not due or repricing will not occur until after December 31, 1999. The table also shows the amount of loans and mortgage-backed securities which have fixed rates of interest and those which have adjustable rates of interest.

                                                                   DUE OR REPRICING AFTER DECEMBER 31,
                                                                                  1999
                                                                 ---------------------------------------
                                                                   FIXED       ADJUSTABLE       TOTAL
                                                                 ----------    ----------     ----------
                                                                         (DOLLARS IN THOUSANDS)
Consumer:
  Residential mortgage (one to four family)....................  $  363,469     $ 245,693      $ 609,162
  Home equity..................................................          --            --             --
  Other........................................................          --            --             --
                                                                 ----------    ----------     ----------
     Total consumer............................................     363,469       245,693        609,162
Commercial:
  Secured by real estate--multi-family.........................      72,121         8,817         80,938
  Secured by real estate--nonresidential.......................      51,585        45,068         96,653
  Construction.................................................          --            --             --
  Commercial business..........................................         502            --            502
                                                                 ----------    ----------     ----------
     Total commercial..........................................     124,208        53,885        178,093
Total loans....................................................     487,677       299,578        787,255
                                                                 ----------    ----------     ----------
Mortgage-backed securities.....................................     207,302            --        207,302
                                                                 ----------    ----------     ----------
Total loans and mortgage-backed securities.....................  $  694,979     $ 299,578      $ 994,557
                                                                 ----------    ----------     ----------
                                                                 ----------    ----------     ----------

     Non-performing Assets and Other Real Estate Owned. We generally place loans on nonaccrual status when they become 90 days past due, unless the loan is both well secured and in the process of collection. When a loan is placed on nonaccrual status, unpaid accrued interest is charged against interest income. We charge-off loans when we determine that collection has become unlikely. Other real estate owned ('OREO') consists of real estate acquired by us through foreclosure.

     The following table sets forth information regarding our non-performing assets at the dates indicated.

                                                                        AT DECEMBER 31,
                                               ------------------------------------------------------------------
                                                   1998          1997          1996          1995         1994
                                               ------------  ------------  ------------  ------------  ----------
                                                                     (DOLLARS IN THOUSANDS)
Nonaccrual loans:
  Consumer:
     Residential mortgage (one to four
       family)...............................  $      3,341  $      6,131  $      7,085  $      9,366  $    6,379
     Home equity.............................            --            15            --            --          --
     Other...................................            --            --            --            --          --
                                               ------------  ------------  ------------  ------------  ----------
       Total consumer........................         3,341         6,146         7,085         9,366       6,379
                                               ------------  ------------  ------------  ------------  ----------
  Commercial:
     Secured by real estate--
       multi-family..........................            --           904         3,496         5,673         801
     Secured by real estate--
       nonresidential........................         2,663         2,804         8,896         5,445       4,144
     Construction............................           104            --            --            --          --
     Commercial business.....................            --            --            --            --          --
                                               ------------  ------------  ------------  ------------  ----------
       Total commercial......................         2,767         3,708        12,392        11,118       4,945
                                               ------------  ------------  ------------  ------------  ----------
Total nonaccrual loans.......................         6,108         9,854        19,477        20,484      11,324
Other real estate owned (OREO)...............           772           412         1,619         1,803       5,023
                                               ------------  ------------  ------------  ------------  ----------
Total non-performing assets..................  $      6,880  $     10,266  $     21,096  $     22,287  $   16,347
                                               ------------  ------------  ------------  ------------  ----------
                                               ------------  ------------  ------------  ------------  ----------

Non-performing assets to total assets........          0.32%         0.66%         1.43%         1.46%       1.07%
Nonaccrual loans to total loans..............          0.41          0.81          1.83          2.00        1.16
Non-performing assets to total loans and
  OREO.......................................          0.46          0.85          1.98          2.17        1.67
Total gross loans............................  $  1,491,886  $  1,213,015  $  1,065,552  $  1,025,564  $  974,620
                                               ------------  ------------  ------------  ------------  ----------
                                               ------------  ------------  ------------  ------------  ----------

Gross income not recognized on nonaccrual
  loans......................................          $135           $64          $172          $487        $224
Accruing loans contractually past due 90 days
  or more....................................            --            --            --            --          --
Loans classified as troubled debt
  restructurings but not included above......         1,251         1,251            --            --          --

     When we acquire OREO, we record it at the lower of its carrying value or its fair value less estimated disposal costs. Any write-down of OREO is charged to earnings. During 1998, we reduced the total non-performing assets to $6.9 million at December 31, 1998 from $10.3 million at December 31, 1997. This reduction of $3.4 million, or 33.0%, resulted primarily from loan repayments and loans that were restored to accrual status. During 1997, we reduced total non-performing assets to $10.3 million as of December 31, 1997, from $21.1 million as of December 31, 1996, a reduction of $10.8 million, or 51.3%. This resulted from the sale of non-performing loans and reclassification to performing status other loans which had become current.

     During 1998, we reduced the number of OREO properties from six at December 31, 1997, to two at December 31, 1998, by selling the foreclosed assets. At December 31, 1998, the OREO consisted of one large asset with a carrying value of $722,000 and one small property with a carrying value of $50,000. During the year ended December 31, 1997, we reduced OREO from $1.6 million to $412,000, or by 74.5%, by selling or otherwise disposing of the property.

     We have a risk rating process from which all loans in the portfolio are subjected. Criticized loans are classified in the following categories:

          o 'Special Mention': loans that should not yet be adversely classified, but have credit deficiencies or potential weaknesses that warrant our attention.

          o 'Substandard': loans with one or more well-defined weaknesses which have the distinct possibility that we will sustain some loss if the weaknesses are not corrected.

          o 'Doubtful': loans with weaknesses of a substandard loan plus such weaknesses make collection or liquidation in full questionable, based on current information, and have a high probability of loss.

          o 'Loss':  loans considered uncollectible.

     The following table sets forth our criticized loans at the dates indicated.

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------
                                                                            (DOLLARS IN THOUSANDS)
Special mention loans......................................  $   8,084  $   7,182  $  15,902  $   3,066  $  15,226
Substandard and doubtful loans.............................      9,638     16,822     19,235     28,462     20,248
                                                             ---------  ---------  ---------  ---------  ---------

  Total criticized loans...................................  $  17,722  $  24,004  $  35,137  $  31,528  $  35,474
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Total allowance for loan losses............................  $  14,922  $  12,142  $  11,682  $  13,699  $   7,550
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

Special mention loans to total loans.......................       0.54%      0.59%      1.49%      0.30%      1.56%
Substandard and doubtful loans to total loans..............       0.65       1.39       1.80       2.78       2.08
Criticized loans to total loans............................       1.19       1.98       3.30       3.07       3.65
Allowance for loan losses to substandard and doubtful
  loans....................................................     154.82      72.18      60.73      48.13      37.29
Allowance for loan losses to criticized loans..............      84.20      50.58      33.25      43.45      21.28

     With the exception of the loans described above, we are not aware of any other loans as of December 31, 1998, where the known credit problems of the borrower lead us to believe he or she will not comply with their repayment schedule, or that would result in the loan being included in the criticized loan table above at a future date. During 1998, we engaged an independent loan review firm to examine the classification of our commercial loan portfolio. This firm is comprised of former bank regulators and former bank senior executives. We made no material changes in the classifications as a result of the review.

     Despite our efforts, it is impossible for us to accurately predict the extent to which economic conditions in our market area may worsen or estimate the full impact that such changes may have on our loan portfolio. We cannot assure you that no other loans will become 90 days or more past due, be placed on nonaccrual status, or become impaired, restructured or OREO in the future.

     The following table sets forth delinquencies in our loan portfolio at the dates indicated.

                                                           AT DECEMBER 31, 1998                      AT DECEMBER 31, 1997
                                                  ---------------------------------------   ---------------------------------------
                                                      60-89 DAYS        90 DAYS OR MORE         60-89 DAYS        90 DAYS OR MORE
                                                  ------------------   ------------------   ------------------   ------------------
                                                           PRINCIPAL            PRINCIPAL            PRINCIPAL            PRINCIPAL
                                                  NUMBER    BALANCE    NUMBER    BALANCE    NUMBER    BALANCE    NUMBER    BALANCE
                                                  ------   ---------   ------   ---------   ------   ---------   ------   ---------
                                                                               (DOLLARS IN THOUSANDS)
Consumer:
  Residential mortgages (one to four family)....     4      $   637      12      $ 1,450       6       $ 717       16      $ 3,547
  Home equity...................................    --           --      --           --       2          49        1           15
  Other.........................................     8           14      13          113      27          35       22           44
                                                    --                   --                   --                   --
                                                           ---------            ---------            ---------            ---------
    Total consumer..............................    12          651      25        1,563      35         801       39        3,606
                                                    --     ---------     --     ---------     --     ---------     --     ---------
                                                    --     ---------     --     ---------     --     ---------     --     ---------


Commercial:
  Secured by real estate--multi-family..........    --           --      --           --      --          --       --           --
  Secured by real estate--nonresidential........    --           --       2        2,663      --          --        2        2,418
  Construction..................................     1          104      --           --      --          --       --           --
  Commercial business...........................     2          280      --           --      --          --       --           --
    Total commercial............................    --          384       2        2,663      --          --        2        2,418
                                                    --                   --                   --                   --
                                                           ---------            ---------            ---------            ---------
Total loans.....................................    15      $ 1,035      27      $ 4,226      35       $ 801       41      $ 6,024
                                                    --     ---------     --     ---------     --     ---------     --     ---------
                                                    --     ---------     --     ---------     --     ---------     --     ---------



                                                           AT DECEMBER 31, 1996
                                                  ---------------------------------------

                                                      60-89 DAYS        90 DAYS OR MORE
                                                  ------------------   ------------------
                                                           PRINCIPAL            PRINCIPAL
                                                  NUMBER    BALANCE    NUMBER    BALANCE
                                                  ------   ---------   ------   ---------

Consumer:
  Residential mortgages (one to four family)....     9      $ 1,054      22      $ 4,179
  Home equity...................................    --           --      --           --
  Other.........................................    19           29      12           14
                                                    --                   --
                                                           ---------            ---------
    Total consumer..............................    28        1,083      34        4,193
                                                    --     ---------     --     ---------
                                                    --     ---------     --     ---------


Commercial:
  Secured by real estate--multi-family..........    --           --       1          940
  Secured by real estate--nonresidential........    --           --       6        6,054
  Construction..................................    --           --      --           --
  Commercial business...........................    --           --      --           --
    Total commercial............................    --           --       7        6,994
                                                    --                   --
                                                           ---------            ---------
Total loans.....................................    28      $ 1,083      41      $11,187
                                                    --     ---------     --     ---------
                                                    --     ---------     --     ---------



     At December 31, 1998, delinquent loans were $11.6 million, or 0.78% of total loans. This compares with delinquent loans of $17.3 million, or 1.42% of total loans at December 31, 1997. This reduction resulted primarily from a decrease in the residential (one to four family) loan delinquencies. During 1998, we reduced the delinquent residential (one to four family) loans from $4.3 million at December 31, 1997 to $2.1 million at December 31, 1998. We attribute this decrease to a general improvement in the California economy and to our attempts to reduce delinquent loans. During 1997 delinquent residential mortgages decreased to $4.3 million from $5.2 million at December 31, 1996.

     The delinquency ratio on nonresidential mortgage loans decreased during 1998 from 2.62% at December 31, 1997 to 1.44% at December 31, 1998. However, as a result of the growth in the nonresidential mortgage loan portfolio, the delinquent nonresidential mortgage loans increased slightly during 1998, from $2.4 million at December 31, 1997 to $2.7 million at December 31, 1998. We reduced delinquent mortgage loans secured by nonresidential real estate to $2.4 million at December 31, 1997 from $6.1 million at December 31, 1996 by selling one of the delinquent loans.

     At December 31, 1998, none of the loans included in the $347.0 million portfolio of multifamily real estate loans were delinquent. At December 31, 1997, the delinquency ratio on the multifamily real estate loan portfolio was 0.23%.

     Allowance for Loan Losses. We have established a formal process for determining whether we have an adequate allowance for loan losses. This process results in an allowance that has two components: allocated and unallocated. To determine the allocated component, we arrive at estimates by analyzing certain individual loans (including impaired loans) and analyzing loans in groups. For the loans we analyze individually, we may use third party information, such as appraisals to help supplement our internal analysis. For loans we analyze in groups, such as residential mortgage loans, we review delinquency trends, charge-off experience, current economic conditions, the makeup of our loan portfolio, regional trends in collateral values, as well as other factors.

     We use the unallocated portion of the allowance to compensate for the subjective nature of estimating an adequate allowance for loan losses, economic uncertainties, and other factors. In addition to the assessment performed by us, our loan portfolio also undergoes an internal asset review, and is examined by our government regulators. We incorporate the results of these examinations into our assessments.

     Our allowance for loan losses is increased by provisions for loan losses, which are charged against earnings, and is reduced by charge-offs, net of any recoveries. Loans are charged off when they are classified as loss either internally or by our regulators. For any loan which is past due more than 90 days, we will generally charge off the amount by which the recorded loan amount exceeds the value of the property securing the loan, unless the loan is both well secured and in the process of collection. We generally record recoveries of amounts that have been previously charged off only to the extent that we have received cash.

     While we use all available evidence in determining whether we believe our allowance for loan losses is adequate, future additions to the allowance will be subject to our continuing evaluation of the inherent risks in our portfolio. We may need to make additional provisions for loan losses if the economy declines or asset quality deteriorates. Also, our regulators review our allowance as part of their examinations. They can require us to increase our allowance as a result of such examinations. However, we believe that our allowance for loan losses is adequate to provide for estimated losses inherent in our loan portfolio.

     The following table sets forth information concerning our allowance for loan losses for the dates indicated:

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                   1998       1997       1996       1995       1994
                                                                  -------    -------    -------    -------    -------
                                                                                (DOLLARS IN THOUSANDS)
Allowance for loan losses:
Balance beginning of period....................................   $12,142    $11,682    $13,699    $ 7,550    $ 8,000
                                                                  -------    -------    -------    -------    -------
Provision for loan losses......................................     3,412      1,154      1,476      8,777      3,206
Charge-offs:
  Consumer:
    Residential mortgage (one to four family)..................       135        616        949      1,000      3,337
    Home equity................................................        27         --         --         --         --
    Other......................................................       160        194        227         29         51
                                                                  -------    -------    -------    -------    -------
         Total consumer........................................       322        810      1,176      1,029      3,388
                                                                  -------    -------    -------    -------    -------
  Commercial:
    Secured by real estate--multi-family.......................        --         13        783        737         76
    Secured by real estate--nonresidential.....................       359        246      2,604        930        508
    Construction...............................................        --         --         --         --         --
    Commercial business........................................        --         --         --         --         --
                                                                  -------    -------    -------    -------    -------
         Total commercial......................................       359        259      3,387      1,667        585
                                                                  -------    -------    -------    -------    -------
Total charge-offs..............................................       681      1,069      4,563      2,696      3,972
                                                                  -------    -------    -------    -------    -------
Recoveries:
  Consumer:
    Residential mortgage (one to four family)..................        25         52         --         60        190
                                                                  -------    -------    -------    -------    -------
    Other......................................................        24         34         33          7         10
                                                                  -------    -------    -------    -------    -------
         Total consumer........................................        49         86         33         67        200
                                                                  -------    -------    -------    -------    -------
Commercial:
    Secured by real estate--multi-family.......................        --         10        367         --         --
    Secured by real estate--nonresidential.....................        --        279        670         --        115
    Construction...............................................        --         --         --         --         --
    Commercial business........................................        --         --         --          1          1
                                                                  -------    -------    -------    -------    -------
         Total commercial......................................        --        289      1,037          1        117
                                                                  -------    -------    -------    -------    -------
Total recoveries...............................................        49        375      1,070         68        316
                                                                  -------    -------    -------    -------    -------
Balance at end of period.......................................   $14,922    $12,142    $11,682    $13,699    $ 7,550
                                                                  -------    -------    -------    -------    -------
                                                                  -------    -------    -------    -------    -------
Allowance for loan losses to loans at end of year..............      1.00%      1.00%      1.10%      1.34%      0.78%
Net charge-offs to average loans outstanding...................      0.05       0.06       0.34       0.26       0.37

     During 1998, we increased the allowance for loan losses to $14.9 million from $12.1 million at December 31, 1997, an increase of $2.8 million, or 22.9%. This increase was due primarily to the growth in the commercial loan portfolio as a result of our conversion to a commercial bank. This increase resulted from a loan loss provision of $3.4 million and net charge-offs of $632,000 during the year. At December 31, 1998, the allowance for loan losses was 1.0% of loans. The percentage of allowance for loan losses to loans at December 31, 1998 was consistent with the prior year.

     During 1997, we increased our allowance for loan lossess to $12.1 million from $11.7 million as of December 31, 1996, as a result of additional loan loss provisions of $1.2 million and net charge-offs of $694,000 during the year as California real estate values rebounded.

     The following table presents an analysis of the allocation of our allocation of our allowance for loan losses at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other categories.

                                                                                      AT DECEMBER 31,
                                                           ----------------------------------------------------------------------
                                                                 1998                 1997                 1996            1995
                                                           -----------------    -----------------    -----------------    -------
                                                           AMOUNT       %       AMOUNT       %       AMOUNT       %       AMOUNT
                                                           -------    ------    -------    ------    -------    ------    -------
                                                                                   (DOLLARS IN THOUSANDS)
Allocated:
  Consumer:
     Residential mortgage (one to four family)..........   $ 2,184     53.01%   $ 1,982     56.98%   $ 1,697     50.79%   $ 2,691
     Home equity........................................       162      0.97        255      1.38        222      1.00         13
     Other..............................................       114      0.15        238      0.23         82      0.25         76
                                                           -------    ------    -------    ------    -------    ------    -------
       Total consumer...................................     2,460     54.13      2,475     58.58      2,001     52.04      2,780
                                                           -------    ------    -------    ------    -------    ------    -------
  Commercial:
     Secured by real estate--multi-family...............     2,237     23.26      2,130     27.97      2,533     33.93      2,384
     Secured by real estate--nonresidential.............     2,847     15.40      1,919      9.51      2,811     11.54      3,323
     Construction.......................................     1,547      4.12        508      2.19        252      1.87         98
     Commercial business................................       837      3.10        572      1.74        117      0.62         --
                                                           -------    ------    -------    ------    -------    ------    -------
       Total commercial.................................     7,468     45.87      5,129     41.42      5,713     47.96      5,805
Other...................................................       750        --         83        --        141        --        275
                                                           -------    ------    -------    ------    -------    ------    -------
Total allocated.........................................    10,678    100.00      7,687    100.00      7,855    100.00      8,860
Unallocated.............................................     4,244        --      4,455        --      3,827        --      4,839
                                                           -------    ------    -------    ------    -------    ------    -------
       Total allowance for loan losses..................   $14,922    100.00%   $12,142    100.00%   $11,682    100.00%   $13,699
                                                           -------    ------    -------    ------    -------    ------    -------
                                                           -------    ------    -------    ------    -------    ------    -------


                                                                          1994
                                                                    ----------------
                                                            %       AMOUNT      %
                                                          ------    ------    ------

Allocated:
  Consumer:
     Residential mortgage (one to four family)..........   49.45%   $1,512     44.33%
     Home equity........................................    0.12       --         --
     Other..............................................    0.29       11       0.15
                                                          ------    ------    ------
       Total consumer...................................   49.86    1,523      44.48
                                                          ------    ------    ------
  Commercial:
     Secured by real estate--multi-family...............   36.70    2,307      40.17
     Secured by real estate--nonresidential.............   12.80    2,693      14.57
     Construction.......................................    0.64      259       0.78
     Commercial business................................      --       --         --
                                                          ------    ------    ------
       Total commercial.................................   50.14    5,259      55.52
Other...................................................      --      162         --
                                                          ------    ------    ------
Total allocated.........................................  100.00    6,944     100.00
Unallocated.............................................      --      606         --
                                                          ------    ------    ------
       Total allowance for loan losses..................  100.00%   $7,550    100.00%
                                                          ------    ------    ------
                                                          ------    ------    ------

     Securities. Historically, we have invested in primarily Freddie Mac and Fannie Mae securities tied to the 11th District Cost of Funds Index, which reprice monthly. Recently, we have used the proceeds from our stock and capital securities private placements to purchase U.S. Government agency mortgage-backed securities, investment grade securities, investment grade municipal bonds and investment grade residential mortgage-backed securities. The following table presents our securities portfolio at the dates indicated.

                                                                       AT DECEMBER 31,
                                           -----------------------------------------------------------------------
                                                   1998                     1997                     1996
                                           ---------------------    ---------------------    ---------------------
                                           AMORTIZED      FAIR      AMORTIZED      FAIR      AMORTIZED      FAIR
                                             COST        VALUE        COST        VALUE        COST        VALUE
                                           ---------    --------    ---------    --------    ---------    --------
                                                                   (DOLLARS IN THOUSANDS)
Investment securities available for
  sale:
  Municipals............................   $  43,617    $ 44,464    $      --    $     --    $      --    $     --
  Trust preferred securities............      99,436      97,711           --          --           --          --
  Other.................................       1,500       1,500           --          --           --          --
                                           ---------    --------    ---------    --------    ---------    --------
     Total..............................   $ 143,553    $143,675    $      --    $     --    $      --    $     --
                                           ---------    --------    ---------    --------    ---------    --------
                                           ---------    --------    ---------    --------    ---------    --------
Mortgage-backed securities available for
  sale:
  FNMA..................................   $  80,660    $ 78,370    $  87,237    $ 84,308    $ 123,982    $119,514
  GNMA..................................     114,403     115,555           --          --           --          --
  Other.................................      91,071      91,747           --          --           --          --
                                           ---------    --------    ---------    --------    ---------    --------
     Total..............................   $ 286,134    $285,672    $  87,237    $ 84,308    $ 123,982    $119,514
                                           ---------    --------    ---------    --------    ---------    --------
                                           ---------    --------    ---------    --------    ---------    --------
Investment securities held to maturity:
  FHLB Note.............................   $      --    $     --    $   2,000    $  1,998    $   8,670    $  8,629
  FHLB Note.............................          --          --        2,000       2,000        2,000       2,000
  SLMA step-up..........................          --          --           --          --           --          --
  Other.................................          --          --           --          --        5,000       4,988
                                           ---------    --------    ---------    --------    ---------    --------
     Total..............................   $      --    $     --    $   4,000    $  3,998    $  15,670    $ 15,617
                                           ---------    --------    ---------    --------    ---------    --------
                                           ---------    --------    ---------    --------    ---------    --------
Mortgage-backed securities held to
  maturity:
  FHLMC.................................   $  44,218    $ 42,714    $  48,536    $ 46,618    $  61,629    $ 59,014
  FNMA..................................     103,961     100,645      117,184     112,788      124,710     119,221
  Other.................................      10,031       9,713       16,075      15,566       22,216      21,248
                                           ---------    --------    ---------    --------    ---------    --------
     Total..............................   $ 158,210    $153,072    $ 181,795    $174,972    $ 208,555    $199,483
                                           ---------    --------    ---------    --------    ---------    --------
                                           ---------    --------    ---------    --------    ---------    --------

     At December 31, 1998, the carrying value of the securities was $588.9 million and the fair value was $582.4 million. The total unrealized loss on these securities was $6.5 million. Of this total, $1.3 million relates to securities which are available for sale. The unrealized $1.3 million loss, net of tax $562,000, is included as a reduction of stockholders' equity. The difference between the carrying value and fair value aggregating $5.1 million of securities which are held to maturity has not been recognized in the financial statements as of December 31, 1998.

     The following table presents the carrying value, weighted average yields and contractual maturities of our securities at December 31, 1998.

                                                                                  AT DECEMBER 31, 1998
                                                    --------------------------------------------------------------------------------
                                                                                   AFTER                   AFTER
                                                                                  ONE YEAR               FIVE YEARS          AFTER
                                                                                  THROUGH                 THROUGH             TEN
                                                      WITHIN ONE YEAR            FIVE YEARS              TEN YEARS           YEARS
                                                    --------------------    --------------------    --------------------    --------
                                                      BOOK      WEIGHTED      BOOK      WEIGHTED      BOOK      WEIGHTED      BOOK
                                                    CARRYING    AVERAGE     CARRYING    AVERAGE     CARRYING    AVERAGE     CARRYING
                                                     VALUE       YIELD       VALUE       YIELD       VALUE       YIELD       VALUE
                                                    --------    --------    --------    --------    --------    --------    --------
                                                                                 (DOLLARS IN THOUSANDS)
Investment securities available for sale:
     Municipals..................................    $   --         --%      $   --         --%       $ --          --%     $ 44,464
     Trust preferred securities..................        --         --           --         --          --          --        97,711
     Other.......................................     1,500       4.37           --         --          --          --            --
                                                     ------                  ------                    ---                  --------
          Total..................................     1,500       4.37           --         --          --          --       142,175
                                                     ------                  ------                    ---                  --------

Mortgage-backed securities available for sale:
     FNMA........................................        --         --           --         --          --          --        78,370
     GNMA........................................        --         --           --         --          --          --       115,555
     Other.......................................        --         --           --         --          --          --        91,747
                                                     ------                  ------                    ---                  --------
          Total..................................        --         --           --         --          --          --       285,672
                                                     ------                  ------                    ---                  --------

Mortgage-backed securities held to maturity:
     FHLMC.......................................        --         --           --         --          --          --        44,218
     FNMA........................................        --         --        1,924       5.71          --          --       102,037
     Other mortgage-backed securities............        --         --           46       7.79          40        7.38         9,945
                                                     ------                  ------                    ---                  --------
          Total..................................        --         --        1,970       5.76          40        7.38       156,200
                                                     ------                  ------                    ---                  --------
Total securities.................................    $1,500       4.37       $1,970       5.76        $ 40        7.38      $584,047
                                                     ------                  ------                    ---                  --------
                                                     ------                  ------                    ---                  --------

                                                    AFTER
                                                     TEN
                                                    YEARS             TOTAL
                                                   --------   ---------------------
                                                   WEIGHTED      BOOK      WEIGHTED
                                                   AVERAGE     CARRYING    AVERAGE
                                                    YIELD       VALUE       YIELD
                                                   --------    --------    --------

Investment securities available for sale:
     Municipals..................................    5.00%     $ 44,464      5.00%
     Trust preferred securities..................    7.90        97,711      7.90
     Other.......................................      --         1,500      4.37
                                                               --------
          Total..................................    6.99       143,675      6.99
                                                               --------
Mortgage-backed securities available for sale:
     FNMA........................................    5.86        78,370      5.86
     GNMA........................................    6.57       115,555      6.57
     Other.......................................    6.54        91,747      6.54
                                                               --------
          Total..................................    6.37       285,672      6.37
                                                               --------
Mortgage-backed securities held to maturity:
     FHLMC.......................................    5.89        44,218      5.89
     FNMA........................................    5.46       103,961      5.46
     Other mortgage-backed securities............    5.09        10,031      5.11
                                                               --------
          Total..................................    5.56       158,210      5.56
                                                               --------
Total securities.................................    6.30      $587,557      6.30
                                                               --------
                                                               --------

     Deposits. Deposits have traditionally been our primary source of funds to use in lending and investment activities. At December 31, 1998, 75.7% percent of our deposits were time deposits, 14.2% were passbook accounts, 7.9% were NOW and checking accounts and 2.2% were money market accounts. By comparison, at December 31, 1997, 76.5% percent of our deposits were time deposits, 14.4% were passbook accounts, 7.7% were NOW and demand deposit accounts and 1.4% were money market accounts.

     We obtain our deposits primarily from the communities we serve. No material portion of our deposits are from or are dependent upon any one person or industry. At December 31, 1998, less than 2.0% of our deposits were held by customers located outside of the United States. Additionally, at that date the 100 depositors with the largest aggregate average deposit balances make up less than 10.0% of our total deposits. Our business is not seasonal in nature. We accept deposits over $100,000 from customers. Included in the figure for time deposits below at December 31, 1998 is $359.1 million of deposits of $100,000 or greater. Such deposits make up 22.0% of total deposits. At December 31, 1998, we did not have any brokered deposits.

     The following table sets forth the balances and rates paid for the major categories of deposits at the dates indicated.

                                                                           AT DECEMBER 31,
                                              --------------------------------------------------------------------------
                                                       1998                      1997                      1996
                                              ----------------------    ----------------------    ----------------------
                                                            INTEREST                  INTEREST                  INTEREST
                                                AMOUNT        RATE        AMOUNT        RATE        AMOUNT        RATE
                                              ----------    --------    ----------    --------    ----------    --------
                                                                        (DOLLARS IN THOUSANDS)
NOW and demand deposit accounts............   $  128,867      0.67%     $  111,984      0.80%     $  106,491      0.79%
Money market accounts......................       35,087      3.51          20,986      2.48          22,111      2.39
Savings accounts...........................      232,635      2.20         212,013      2.11         216,471      2.20
Time deposits..............................    1,237,306      4.93       1,124,004      5.20       1,048,052      4.95
                                              ----------                ----------                ----------
Total......................................   $1,633,895      4.17      $1,468,987      4.38      $1,393,125      4.17
                                              ----------                ----------                ----------
                                              ----------                ----------                ----------

     Our average cost of deposits during 1998 was 4.29% as compared to 4.28% for 1997 and 4.37% for 1996. At December 31, 1998, our average interest rate paid on deposits was 4.17% which was 52 basis points lower than the 11th District Cost of Funds Index which was published on December 31, 1998.

     The following table presents, by categories, the amount of time deposit accounts as of December 31, 1998 and the time to maturity of the time deposit accounts at December 31, 1998.

                                                 PERIOD TO MATURITY FROM DECEMBER 31, 1998
                                                 -----------------------------------------
                                                   WITHIN       ONE THROUGH
CERTIFICATE ACCOUNTS                              ONE YEAR      THREE YEARS     THEREAFTER    AT DECEMBER 31, 1998
---------------------------------------------    ----------     -----------     ----------    --------------------
                                                                      (DOLLARS IN THOUSANDS)
3.99% or less................................    $  217,642       $    --          $ --            $  217,642
4.00% to 4.99%...............................       365,746         1,528            31               367,305
5.00% to 5.99%...............................       621,445        20,865           767               643,077
6.00% to 6.99%...............................         9,176             1           100                 9,277
7.00% to 7.99%...............................            --            --            --                    --
Over 8.00%...................................            --            --             5                     5
                                                 ----------     -----------     ----------    --------------------
                                                 $1,214,009       $22,394          $903            $1,237,306
                                                 ----------     -----------     ----------    --------------------
                                                 ----------     -----------     ----------    --------------------

     At December 31, 1998, we had $359.1 million in certificate accounts in amounts of $100,000 or more maturing as follows:

MATURITY PERIOD
--------------------------------------------------------------           AMOUNT
                                                                 ----------------------
                                                                 (DOLLARS IN THOUSANDS)
Three months or less..........................................          $197,577
Over 3 through 6 months.......................................            95,644
Over 6 through 12 months......................................            59,276
Over 12 months................................................             6,612
                                                                     -----------
  Total.......................................................          $359,109
                                                                     -----------
                                                                     -----------

     Other Borrowings. Advances may be obtained from the FHLB of San Francisco to supplement our supply of lendable funds. Advances from the FHLB of San Francisco are typically secured by a pledge of our stock in the FHLB of San Francisco, mortgage loans or securities, with a value at least equal to outstanding advances. At December 31, 1998, we had $368.0 million of advances outstanding. We had no advances outstanding at December 31, 1997 and 1996. At December 31, 1998, we had $195.8 million of additional FHLB borrowings we could incur. Although we eliminated outside borrowings in 1996, we began to use borrowings as a funding source as we leveraged the proceeds from our private placement of common stock and capital securities in 1998. Such borrowings are consistent with our asset and liability objectives and are not permitted to impair our status as a 'well capitalized' institution for bank regulatory purposes.

     Included in the $368.0 million of FHLB advances as of December 31, 1998 were $17.0 million of fixed rate advances for ten years. An additional $216.0 million of the advances had ten year terms but contained provisions that the FHLB could, at their option, terminate the advances at quarterly intervals at specified periods ranging from three to five years beyond the advance dates. The remaining $135.0 million of advances outstanding at December 31, 1998 were overnight borrowings.

     Liquidity and Capital Resources. During the second quarter of 1998, the Company raised approximately $157 million, after deducting offering costs, via the issuance of Common Stock and Guaranteed preferred beneficial interests in junior subordinated debentures. The Company used $120 million to repurchase all of the then outstanding Common Stock owned by Selling Shareholders. The remainder of the net proceeds have been used for general corporate purposes, including implementation of the capital leverage strategy described above. As a financial institution, we must maintain sufficient levels of liquid assets at all times to meet the cash flow needs of our Company. These liquid assets ensure that we have the cash available to pay out deposit withdrawals, meet the credit needs of our customers and be able to take advantage of investment opportunities as they arise. In addition to liquid assets, certain liabilities can provide liquidity as well. Liquid assets can include cash and deposits we have with other banks, federal funds sold and other short-term investments, maturing loans and investments, payments by borrowers of principal and interest on loans, payments of principal and interest on investments and loans sales. Additional sources of liquidity can include increased deposits, lines of credit and other borrowings.

     At December 31, 1998, we had outstanding commitments to make and/or purchase mortgage and non-mortgage loans and securities of $217.3 million. We also had at that date $1.2 billion of certificates of deposit scheduled to mature within one year. We believe that our liquidity will provide us with sufficient amounts of cash necessary to meet these commitments.

     Our liquidity may be adversely affected by unexpected withdrawals of deposits, excessive interest rates paid by competitors and other factors. We review our liquidity position regularly in light of our expected growth in loans and deposits. We believe that we are maintaining adequate sources of liquidity to meet our needs. Additionally, our banking regulators have certain minimum liquidity requirements. The Company and Bank's level of liquidity exceeded these regulatory guidelines at December 31, 1998 and 1997.

     At December 31, 1998, both the Company and the Bank met all of their regulatory capital requirements with a risk-based capital ratio of 11.84% and 11.61%, respectively.

     Market Risk and Net Portfolio Value. Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. We are at risk of changes in interest rates that affect the income we receive in lending and investment activities, as well as the costs associated with our deposits and borrowings. A sudden and substantial change in interest rates may affect our earnings if the rates of interest we earn on our loans and investments do not change at the same speed, to the same extent or on the same basis as the interest rates we pay on our deposits and borrowings. We make it a high priority to actively monitor and manage our exposure to interest rate risk.

     We accomplish this by first evaluating the interest rate risk that is inherent in the makeup of our assets and liabilities. Then we consider our business strategy, current operating environment, capital and liquidity requirements, as well as our current performance objectives, and determine an appropriate level of risk. Our Board of Directors has adopted guidelines within which we attempt to manage our interest rate risk, trying to minimize to the extent practical our vulnerability to changes in interest rates.

     Our Board of Directors reviews our interest rate risk exposure quarterly. Our Board of Directors has appointed an Asset/Liability Committee made up of senior management that is responsible for working with the Board of Directors to establish strategies to manage interest rate risk and to evaluate the effectiveness of these strategies. The Committee also attempts to determine the effect that changes in interest rates will have on our portfolio and whether such effects are within the limits set by the Board.

     We use certain derivative financial instruments, such as interest rate swaps and caps, as part of our hedging program, to help to mitigate our interest rate risk.

     We also monitor our interest rate sensitivity through the use of a model which estimates the change in our net portfolio value, or NPV, in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of our assets, less the current market value of our liabilities, plus or minus the current value of off-balance sheet items. We estimate current market values through analysis of cash flows. The change in NPV measures our vulnerability to changes in interest rates by estimating the change in the market value of our assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates.

     As market interest rates decrease, the average maturities of our loans and investment securities shorten due to quicker prepayments, causing a relatively moderate increase in their value. Our deposit accounts have only relatively minor movements in a declining interest rate environment, since they are primarily short-term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increasing.

     The following table lists the percentage change in our net portfolio value assuming an immediate change in interest rates of plus or minus up to 400 basis points from the level at December 31, 1998. All loans and investments presented in this table are classified as held-to-maturity or available-for-sale. We had no trading securities at that date.

                         CHANGE IN INTEREST                                   NET PORTFOLIO VALUE
                        RATES IN BASIS POINTS                           --------------------------------
                            (RATE SHOCK)                                 AMOUNT     $ CHANGE    % CHANGE
---------------------------------------------------------------------   --------    --------    --------
                                                                             (DOLLARS IN THOUSANDS)
400..................................................................   $ 79,859    (97,768)      -55
300..................................................................    103,552    (74,075)      -42
200**................................................................    134,858    (42,768)      -24
100..................................................................    161,234    (16,393)       -9
0....................................................................    177,626         --         0
(100)................................................................    176,429     (1,198)       -1
(200)................................................................    178,722      1,096         1
(300)................................................................    142,949    (34,677)      -20
(400)................................................................    114,729    (62,898)      -35

------------------
** Denotes rate shock used to compute the NPV Capital Ratios.

     As market interest rates rise, the average maturities of our loans and securities lengthen as prepayments decrease. As we have a concentration of loans and securities with interest rates tied to changes in the 11th District Cost of Funds Index, which adjusts to changes in interest rates less frequently than other indexes, the value of these loans and securities decrease when market rates rise. Decreases in the value of these loans and securities occur at a more rapid rate in our NPV model than increases in the value of our deposits. The slow increase in the value of our deposits in a rising interest rate environment is due to the high concentration of time deposits in our deposit base which have terms of one year or less.

     The NPV model we use has some shortcomings. We have to make certain assumptions that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of our interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, we cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

YEAR 2000 COMPLIANCE

     Introduction. The Year 2000 issue is the result of certain computer programs being written using two digits rather than four to define the applicable year. As a result, date-sensitive software and/or hardware may recognize a date using '00' as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and impede normal business activities. The Federal Financial Institutions Examination Council ('FFIEC'), through the bank regulatory agencies, has issued compliance guidelines that require financial institutions to develop and implement plans for addressing the Year 2000 problem.

     Our State of Readiness. In accordance with the FFIEC guidelines, we have developed a comprehensive plan which we believe will result in timely and adequate modifications of our systems and technology to address our Year 2000 issues. Also included in this Year 2000 plan is a detailed review of the readiness of our service providers, vendors, major fund providers, major borrowers and companies with which we have material investments. As of February 16, 1999, we have met all current target objectives of the Year 2000 plan, and we believe that we will continue to meet all future goals according to the plan. We have completed the Awareness, Assessment and Renovation Phases of our mission-critical systems. Our Year 2000 project is now in the Validation (testing) phase. Over sixty percent of our Year 2000 efforts will be in the area of testing, retesting and the evaluation of proxy test results. The Validation Phase of the Year 2000 project was approximately two-thirds complete as of February 1, 1999. The Validation Phase target completion date is March 31, 1999. The final Phase, Implementation, is scheduled for completion on June 30, 1999. The period from July 1, 1999 through December 31, 1999 will be used for fine-tuning our Business Interruption Contingency Plan for the Year 2000.

     Like virtually all financial institutions, we rely on computers to conduct our business, including data processing activities. As part of our conversion to a commercial bank, we installed a new core computer system to better serve our computing needs as a commercial bank. This system is run in a service bureau environment by one of the leading national vendors of data processing services for banks. This vendor is completing its Year 2000 readiness plan in cooperation with us. We expect the new core system to be Year 2000 compliant.

     In addition to our core computer system, we also depend on computerized financial accounting and mortgage loan origination systems, which are also vulnerable to Year 2000 issues. New Year 2000 compliant systems were installed in October 1998 and December 1998, respectively. Additionally, our mortgage loan servicing system vendor has certified that their new system is Year 2000 compliant and we are in the process of reviewing proxy test results.

     As a result of the new core computer system and the new financial accounting and mortgage loan origination systems, we believe we have resolved our Year 2000 issues with respect to our most critical computer systems and applications. We arc currently testing and fixing, if necessary, other equipment which may be Year 2000 sensitive, which includes equipment with embedded microprocessors or other technology related to dates. We expect to complete our Year 2000 conversion by June 30, 1999.

     Due to our substantial progress, we do not expect that any additional significant changes will be necessary or that the Year 2000 issue will pose significant problems with our operations. However, unanticipated problems could arise that would cause us to take longer to resolve the Year 2000 issue, and could have an material impact on our financial condition and results of operations.

     In addition to our extensive contacts with our major service providers, we have corresponded with our other vendors inquiring about their compliance with Year 2000. For those vendors that have responded that they are Year 2000 compliant and that we have determined to not have a material impact on our operations, no further work has been performed. For those vendors that have responded that they are working towards Year 2000 compliance and that we have determined to be significant, including mission-critical vendors, we will follow up regularly through 1999. These vendors have advised us that they expect to be Year 2000 compliant prior to December 31, 1999. If those vendors do not demonstrate compliance, we will seek other alternatives in accordance with our contingency plan, which may include seeking replacement vendors.

     To determine the readiness of our customers, we have sent a questionnaire to, and received responses from, each of our significant borrowers and depositors to determine the extent of risk created by any failure by them to resolve their own Year 2000 issues. Each borrower and depositor is categorized according to their state of readiness as based on their response to the questionnaire and our review of the customer. We will reassess each customer's risk regularly.

     Our Costs. We converted to our new core banking system because of the change in our business focus to commercial banking. Our new commercial banking products were not supported by the previous software packages. Additionally, the vendor that ran the old core system had indicated to us that it would not support that platform beyond 1998, and service quality had deteriorated during 1997. We installed the new financial accounting system because the vendor of the old system had told us it would stop supporting the software at the end of 1998. We purchased our new mortgage loan origination system to replace the existing system with a lower cost software package.

     We put the new systems into place as a result of closing our mortgage banking division, our new emphasis on portfolio lending in our niche market, and our commercial banking focus. In each case, we made the system conversions for business reasons unrelated to the Year 2000 problem, and therefore they did not contribute to the direct cost of our Year 2000 compliance. However, all new systems are Year 2000 compliant. Our additional costs to achieve Year 2000 compliance are currently estimated to be $500,000, and are not expected to materially impact our financial condition or results of operations.

     Our Risks. We have not yet identified any system which presents a material risk of not being Year 2000 compliant in a timely fashion, or for which we cannot provide a suitable alternative. However, as we move forward with our Year 2000 project, we may identify systems which do present a risk of Year 2000 disruption. Such disruptions may include, among other things, the inability to process and underwrite loan applications, to credit deposits and withdrawals from and post interest to customer accounts, to credit loan payments, interest paid or track delinquencies, to properly reconcile and record daily activity or to engage in similar normal banking activities. Additionally, if our commercial customers are not Year 2000 compliant and suffer adverse effects on their operations, their ability to meet their obligations to us may be impacted.

     Any failure on our part to identify systems that require Year 2000 conversion that are critical to our operations, or the failure of others with which we do business to become Year 2000 ready in a timely manner could materially and adversely impact our financial condition and results of operations. Moreover, to the extent that data processing and transmission and communications services worldwide are not ready, we cannot predict with any certainty that our operations will remain materially unaffected after January 1, 2000, or on earlier dates when post-January 1, 2000 dates become significant within our systems.

     Our Contingency Plans. We have established two types of contingency plans: remediation plans and business interruption plans. Remediation plans are designed to mitigate the risk that we do not achieve Year 2000 compliance in our mission-critical systems in time. Business interruption plans are plans of action that ensure our ability to continue functioning in the event of unanticipated system failures at critical dates prior to, on or after the Year 2000.

     Remediation Plans. We expect to complete our Year 2000 conversion prior to any potential disruptions of our business; however, we have developed remediation contingency plans for mission-critical systems. These plans would be invoked in the event of anticipated failures of particular Year 2000 projects. These plans involve the designation of alternate vendors and essentially constitute replacement of the current Year 2000 remediation path with an alternate one. Our remediation plans are built in succeeding stages of detail, and such planning may be halted at any time where the success of the base project is clearly predictable. If the results of testing of our systems are not satisfactory, remediation contingency plans will be invoked for mission-critical systems, no later than the conclusion of testing, which is expected to be April 9, 1999.

     Business Interruption Contingency Plan. We will invoke these plans if unanticipated Year 2000 problems occur. We will establish 'Swat Teams' for mobilization in case of emergencies that threaten the viability of the Bank, and require that certain resources be available immediately for use. We have begun preparation of these plans and will continue to fine-tune them, train staff to carry them out, and test them.

     The discussion above of Year 2000 issues contains certain forward-looking statements. The costs of the Year 2000 conversion, the date which we have set to complete the conversion and the possible associated risks are based on our current estimates and are subject to uncertainties that could cause the actual results to differ materially from our expectations. These uncertainties include, among others, our success in identifying systems that are not Year 2000 compliant, the nature and amount of programming that is required to upgrade or replace each of the affected systems, the availability of qualified personnel. consultants and other resources, and the success of Year 2000 conversion efforts of others.

                                    BUSINESS

    UCBH Holdings, Inc. is a Delaware corporation that is registered with the Federal Reserve Board as a bank holding company. We conduct our principal business through our wholly-owned banking subsidiary, United Commercial Bank, which makes up almost all of our consolidated assets and revenues. United Commercial Bank is a California state-chartered commercial bank.

Our Market Area

    We concentrate on marketing our services in the San Francisco Bay area (which includes the City of Oakland), the Sacramento/Stockton metropolitan area, and the Los Angeles metropolitan area, focusing on the areas with a high concentration of ethnic Chinese. The ethnic Chinese markets within our primary market area recently have grown rapidly. Using 1990 Census data, we believe there were an estimated 2.7 million Asian and Pacific Islanders living in California. Based on 1995 and 1996 demographic data, we believe there were approximately 250,000 Asian and Pacific Islanders living in San Francisco County, which is approximately 32% of the total population of the county.

    We currently have 25 branches in the State of California. During 1998, we also opened a commercial banking and construction lending regional office in Pasadena, California, to help us take advantage of opportunities in the Los Angeles area, especially in the ethnic Chinese areas. We have tailored our products and services to meet the financial needs of these growing Asian and ethnic Chinese communities. We believe that this approach, together with the relationships of our management and Board of Directors with the Asian and ethnic Chinese communities, provides us with an advantage in competing for customers in our market area. We are the largest financial institution focused on serving the ethnic Chinese community within the United States.

Our Current Banking Services

    Through our branch network, we provide a wide range of personal and commercial banking services to small- and medium-sized businesses, business executives, professionals and other individuals. We offer multilingual services to all of our customers in English, Cantonese and Mandarin.

    We offer the following deposit products:

         o Personal checking and saving accounts
         o Business checking and saving accounts
         o Time deposits (certificates of deposit)
         o Individual retirement accounts (IRAs)

    We offer a full complement of loans, including the following types of loans:

         o  Residential real estate loans
         o  Commercial real estate loans
         o Construction loans to small- and medium-sized developers for construction of resale housing and interim real estate loans primarily for construction of single family homes
         o Commercial, accounts receivable and inventory loans to small and medium size businesses with annual revenues generally ranging from $500,000 to $20.0 million
         o Short term trade finance facilities for terms of less than one year to U.S. importers, exporters and manufacturers
         o  Loans guaranteed by the Small Business Administration ("SBA")

    Our commercial borrowers are engaged in a wide variety of manufacturing, wholesale trade and service businesses.

    We also provide a wide range of specialized services, including International trade services for business clients, and MasterCard and Visa merchant deposit services.

Our Lending Activities

    Underwriting and Credit Administration. Our Board of Directors has established basic lending policies. Our policies require that loans meet minimum underwriting criteria. The Board has granted limited loan approval authority to certain officers of the Bank. The Board requires that the collateral for all real estate loans be valued by an independent outside real estate appraiser. Any loan requests over individual officer limits must be approved by the President. Our Credit Review Committee, composed of Jonathan H. Downing (Senior Vice President, Chief Financial Officer and Treasurer), William T. Goldrick (Senior Vice President and Chief Credit Officer), Cecilia Lai (Senior Vice President and Director of Retail Banking), Sylvia Loh (Senior Vice President and Director of Commercial Banking), and Thomas S. Wu (President and Chief Executive Officer), generally reviews and ratifies all commercial loans. Loans of over $2.0 million generally are reviewed and ratified by the Board of Directors.

    As part of our credit administration process, we conduct an internal asset credit quality review. Additionally, an outside credit review agency, composed of former bank regulators, reviews all commercial loans over $100,000. Our President, Chief Credit Officer, and Chief Financial Officer meet every two weeks to review delinquencies, nonperforming assets, classified assets and other relevant information to evaluate credit risk within our loan portfolio. They submit the results of their reviews to the Board of Directors quarterly.

    Loan Portfolio. At December 31, 1998, our loan portfolio was made up of the following loans:



   Residential mortgage (one to four family) loans    $790.8 million    53.0% of gross loans
   Multi-family mortgage loans                        $347.0 million    23.3% of gross loans
   Commercial real estate loans                       $229.7 million    15.4% of gross loans
   Construction loans                                 $ 61.5 million     4.1% of gross loans
   Commercial business loans                          $ 46.2 million     3.1% of gross loans
   Home equity loans                                  $ 14.5 million     1.0% of gross loans


    Residential Mortgages (one to four family). We offer fixed and adjustable rate loans, including intermediate fixed rate loans (loans that have fixed interest rates for three or five years and then adjust annually afterward), secured by mortgages on residential property. Substantially all of our residential mortgage (one to four family) loans are secured by properties located in our primary market area.

    We originate residential mortgage loans through our branch offices and our wholesale lending department. Employees in our branches originate loans through contact with customers, referrals and solicitation. Our wholesale lending department has commissioned loan officers who work with loan brokers. We originate fully documented loans, with income and assets being verified by third parties, and limited documentation loans, where we rely on the borrower's representations as to income and assets. We specialize in these limited documentation loans to borrowers who want quicker loan processing in return for a higher interest rate and a larger down payment.

    We underwrite our residential mortgage loans which are for retention in our portfolio to our specific guidelines. Our guidelines differ from FannieMae and/or FreddieMac guidelines with respect to factors, such as, for example, loan amounts and the specific documentation required. As a result, we cannot sell these loans to FannieMae and/or FreddieMac. We have sold some of these loans in the secondary market to test the market for them. Based on these tests, we believe the residential mortgage loans in our portfolio could be readily sold in the secondary market should we decide to do so. However, there can be no assurance that such loans can be sold in the secondary market in the future.

    At December 31, 1998, we had approximately 4,653 residential (one to four family) mortgage loans, totaling $790.8 million in the aggregate. At that date, the balance of an average residential mortgage loan in our portfolio was approximately $170,000. Of our residential mortgage loans as of December 31, 1998, $363.5 million, or 46.0%, were fixed-rate loans, $181.6 million, or 23.0%, were ARMs adjusting in one year or less, and $245.7 million, or 31.0%, were intermediate fixed-rate loans.

    Our fixed-rate residential mortgage loans have terms of 15 or 30 years. Our fixed-rate mortgage loans have due-on-sale clauses, which let us declare the loan immediately due and payable if the loan is assumed without our consent. We offer a variety of ARM loans, with interest rates fixed for six months and which then adjust every six months. Our intermediate fixed-rate loans have interest rates that are fixed for three or five years, and then adjust yearly. Our ARM loans generally have periodic (not more than 2%) and lifetime (not more than 6%) caps on the interest or decrease in interest rates. Our current production of ARM loans are tied to the one-year U.S. Treasury CMT Index.

    Beginning in 1993, we began to specialize in limited documentation residential mortgage loans. As of December 31, 1998, $572.8 million, or 72.4% of our residential mortgage loans were limited documentation loans. Because of the limited documentation required to obtain these loans, we have sought to keep these loans relatively small with low loan-to-value ratios, on the average. At December 31, 1998, the average loan balance of our limit documentation loans was $172,000, with an average loan-to-value ratio of 64.0%.

    Since we began making these limited documentation loans, we have not had any net charge-offs on any of these loans. At December 31, 1998, we had 19 loans more than one payment delinquent with a combined principal balance of $2.9 million. In addition, during the third quarter of 1997, we sold $17.2 million of limited documentation loans in the secondary market to test market reception for this product. We sold the loans for a price over their par value. We cannot guarantee that these loans will continue to have such low delinquencies, or that we will be able to sell any of them in the secondary market in the future.

    We used to offer a variety of ARM loans which were indexed to COFI. Although we have since stopped making loans tied to COFI, we still had $120.9 million, or 15.3%, of residential mortgage loans in our portfolio based on COFI.

    Our Commercial Lending--General. Our Commercial Banking Division is staffed with experienced commercial lending officers. We also recently installed software to help identify, market, and develop commercial real estate lending opportunities in our market area. Below is a description of the types of commercial loans we offer.

    Multi-family Mortgages. We originate multi-family mortgage loans which are generally secured by five to 36 unit residential buildings. Substantially all of our multi-family mortgage loans are secured by property located in our primary market area. We obtain full credit information on multi-family mortgage borrowers and independently verify their income and assets. We also consider their ability to manage the multi-family property and to assume responsibility for the debt if there are unforeseen expenses or vacancies. We offer both fixed-rate and adjustable-rate (non-COFI) multi-family mortgage loans. Our adjustable-rate multi-family loans are fixed for six months and then adjust every six months based upon the LIBOR index. Multi-family loans are generally amortized over 30 years with balloon payments in 10 or 15 years.

    At December 31, 1998, we had approximately 881 multi-family mortgage loans with an aggregate outstanding principal balance of $347.0 million. The average balance of such a loan was $394,000. At that date, $266.1 million, or 76.7%, were adjustable-rate loans tied to COFI. To avoid an overconcentration of these loans, we limit our total multi-family mortgage loans to not more than 35% of our total loans. At December 31, 1998, multi-family loans were 23.3% of our total loans. In 1998, we began to reemphasize the origination of multi-family mortgage loans, and originated $54.5 million of multi-family during 1998. All new originations are fixed-rate or CMT. The Bank does not originate COFI-based loans.

    Construction Lending. We originate construction loans primarily for the construction of entry level single-family homes but also for multi-family and commercial properties. We make these loans to experienced builders and developers with whom we have relationships in our primary market area. As of December 31, 1998, we had approximately 118 outstanding construction loans, with an aggregate principal balance of $61.5 million. The average balance of such loans was $521,000.

    We generally originate construction loans in amounts up to 75% of either the appraised value of the property, as improved, or the sales price, whichever is lower. The funds are disbursed on a percentage of completion basis or as construction thresholds are met. We generally require the guarantee of principals of corporate or partnership borrowers. Construction loans have adjustable interest rates tied to the prime rate. Generally, the term of a construction loan is for one year, with a one year renewal option.

    Construction financing generally has a higher degree of credit risk than does long-term loans on improved, owner-occupied real estate. The risk is dependent largely on the value of the property when completed as compared to the estimated cost, including interest, of building it. If the estimated value is inaccurate, we may have a completed project with a value too low to assure full repayment of the loan.

    Commercial Real Estate (Nonresidential) Mortgages. We originate medium-term commercial real estate loans that are secured by commercial or industrial buildings. These properties are either used by their owners for business purposes (known as owner-user properties) or have income derived from tenants (known as investment properties).

    We solicit borrowers in the following ways:

    i) through analysis provided by our new database software system, which provides key information on substantially all commercial real estate loans in our primary market area;

    ii)   through referrals from our branch offices;

    iii) through direct solicitation of borrowers and real estate brokers by our commercial lending officers; and

    iv)   through referrals from existing customers.

    At December 31, 1998, we had approximately 287 commercial real estate loans with a total aggregate balance of $229.7 million. The average balance of such a loan was $800,000. As of that date, $68.1 million, or 29.7%, of our commercial real estate loans had interest rates tied to COFI.

    During the year ended December 31, 1998, we originated $129.8 million of commercial real estate loans, as compared to $23.7 million for 1997, $2.7 million for 1996 and $864,000 for 1995. Through December 31, 1998, we had $191.0 million of commercial real estate loans in our pipeline. However, we cannot guarantee that all the loans in the pipeline will close.

    Commercial real estate loans are generally larger and involve more risk than residential mortgages. Payments on commercial real estate loans are generally dependent on the successful operation or management of the properties. Therefore, repayment is more closely tied to the state of the real estate market and the general economy. We attempt to reduce these risks through our stringent underwriting standards. Also, during 1998, we hired an outside loan review firm to help us conduct our internal asset review of our commercial loans, including our commercial real estate loans.

    Commercial Business Loans. We make commercial business loans to customers to provide working capital and to finance equipment, accounts receivable and inventory. Working capital loans are subject to annual review, and are generally made against security interests in inventory and accounts receivable. Equipment loans have terms of up to five years, and are secured by the underlying equipment. Interest rates are generally based on the prime rate.

    During 1998, we originated $52.3 million of commercial loans, as compared to $31.9 million in 1997, $9.9 million in 1996 and none in 1995. Through December 31, 1998, we had $64.9 million of commercial business loans (not including SBA loans) in our pipeline. We cannot guarantee that all of these loans will close, however.

    Unlike residential mortgage loans, which generally are made based on the borrower's ability to make payments from his or her employment or other income, and which are secured by real estate, for which a value can more easily determined, commercial business loans involve more risk because repayment is substantially dependent on the cash flow of the borrower's business. Also, any collateral securing the loan may depreciate, may be difficult to value and may fluctuate in value depending on the success of the business.

    Commercial Lines of Credit. We provide commercial lines of credit to small- and medium-sized companies to finance their accounts receivable and inventory on a short term basis (less than one year) and/or to finance their equipment and working capital on a long term basis (over one year).

    We structure our short term financing to allow the borrower to complete its trade cycle from the purchase of inventory to collection of receivables. The line of credit may also include an option for the issuance of letters of credit to overseas suppliers/sellers to permit the borrower to obtain inventory.

    We also originate and fund loans that qualify for guaranty issued by the Small Business Administration. The SBA currently guarantees from 75% to 80% of the principal and accrued interest of such loans. We make these loans to eligible small businesses to finance working capital, the purchase of equipment or the purchase of real estate. Depending on the purpose of the loan, terms range from seven to 25 years. We typically require that SBA loans be secured by inventories and receivable, or by real property if commercial real estate is being financed.

    During 1998, we originated $11.6 million of SBA loans. Through December 31, 1998, we had $12.5 million of SBA loans in our pipeline. We can give no assurances that all the loans in our pipeline will close, though.

    Consumer Loans. We also make consumer loans, most of which are home equity lines of credit secured by residential real estate. These lines generally consist of floating rate loans tied to the prime rate.

    Segment Information. For financial information about our two reported business segments, retail banking and commercial banking, see Note 14 to our Consolidated Financial Statements contained in this Prospectus.

Deposits

    Our depositors are primarily ethnic Chinese households, small- and medium-sized businesses owned by ethnic Chinese, and ethnic Chinese business executives, professionals and other individuals. We offer a range of deposit products that are traditionally provided by commercial banks. For interest-bearing deposits, the interest rates we pay vary depending on the size, term and type of deposit. We set our interest rates based on our need for funds and market competition. As of December 31, 1998, less than 2% of our deposits were held by customers located outside of the United States. Additionally, the 100 depositors with the largest aggregate account balances held less than 10% of our total deposits. As of December 31, 1998, our weighted average cost of deposits was 4.17%, which was 52 basis points less than the COFI. We do not solicit brokered deposits.

Competition

    The banking and financial services industry in California generally, and in our market area specifically, is highly competitive. The industry has become increasingly competitive recently due in part to changes in regulation, changes in technology and product delivery systems, and the consolidation of the industry. We compete for loans, deposits and customers with the following types of institutions:

         o    Commercial banks
         o    Savings and loan associations
         o    Securities and brokerage companies
         o    Mortgage companies
         o    Insurance companies
         o    Finance companies
         o    Money market funds
         o    Credit unions
         o    Other nonbank financial service providers

    Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than we do. To compete with these other financial services providers, we rely on local promotional activities, personal relationships established by our officers, directors and bilingual employees with customers, and specialized services tailored to meet our customers' needs.

    We compete for deposits in the ethnic Chinese markets with other banks that serve the Asian community in California. We believe we have two major competitors targeting the ethnic Chinese market. These competitors have branch locations in many of the same neighborhoods as we do, provide similar loan, savings and financial services, and market their services in similar Asian publications and media in California.

Our Historical Operations

    Up until our change in business strategy in 1996, our operations consisted of originating residential (one to four family) mortgages which we pooled and sold in the secondary market while servicing loans for FannieMae, FreddieMac and GinnieMae, as well as for private investors, and making multi-family mortgages and commercial real estate mortgages that we kept in our portfolio.

    As a result of increased competition in the mortgage banking business, profit margins had contracted and loan servicing rights had declined in value, due in part to higher levels of prepayments. As a result, in 1995 we closed our mortgage banking division and stopped originating nonconventional mortgage loans (loans insured by the FHA or partially guaranteed by the VA) for sale in the secondary market and sold our agency loan servicing portfolio.

    Our Board of Directors decided to shift our business focus from that of a traditional thrift to a full service commercial bank. They saw opportunities to further improve our long-term prospects, in part by taking advantage of our significant market share and our cross selling opportunities to the ethnic Chinese and Asian communities in our market area.

    We realigned responsibilities among senior management, and hired new officers who have experience in commercial banking and in Small Business Administration lending within our market area. In January 1998, Thomas S. Wu was appointed the President and Chief Executive Officer of the Bank and assumed the responsibility of successfully shifting our business focus to commercial banking services and products. Mr. Wu has over 20 years of diversified domestic and international commercial banking experience. Sylvia Loh was appointed head of the newly established Commercial Banking Division in January 1996. She has over 20 years of Commercial banking and trade finance experience with major financial institutions. In January 1997, William T. Goldrick was appointed Senior Vice President and Chief Credit Officer to establish commercial lending policies and procedures and to strengthen our credit evaluation. He has over 41 years of commercial banking experience and is also responsible for our regulatory compliance.

    In 1996, we established a Commercial Banking Division to offer an array of commercial bank services and products mainly to our customers in ethnic Chinese communities. Since its establishment, we originated approximately $262.7 million in commercial loan commitments. To support our commercial banking activities, we implemented a commercial banking data processing system that replaced our previous system that was designed for thrift institutions. The installation was completed in February 1998. We also opened a commercial, construction and Small Business Administration lending office in Pasadena, California, in the second quarter of 1998, and hired a team of three SBA banking officers, all previously affiliated with one of the leading lenders focusing on SBA lending to Asians, to staff the new office.

    In January 1998, the Bank changed its name to United Commercial Bank from United Savings Bank, F.S.B., to reflect our new focus on commercial banking. On July 31, 1998, the Bank converted from a federal thrift to a California-chartered commercial bank, and UCBH Holdings, Inc. became a bank holding company. The California Department of Financial Institutions now regulates the Bank, with the FDIC providing secondary regulation, and the Federal Reserve Bank of San Francisco regulates the Company.

    We are working to expand our presence in the Asian and ethnic Chinese markets through our multilingual ATMs, telephone banking system and customer service and loan officers. We have established mini-branches in or adjacent to Asian supermarkets in selected areas as another means of increasing our market share and deposit base.

    At December 31, 1997, our stockholders' equity was $62.6 million or 4.0% of total assets. As a result of the capital raised in April 1998, our stockholders' equity increased to $103.6 million by December 31, 1998, and our consolidated Tier I capital increased from $63.9 million at December 31, 1997 to $134.1 million at December 31, 1998.

    We believe that these measures positioned us to take advantage of the opportunities that are presented in our market area, and help us to better serve the growing ethnic Chinese market in California.

Supervision and Regulation

    Introduction

    Both UCBH Holdings, Inc., as a bank holding company, and United Commercial Bank, as a commercial bank, are extensively regulated under both federal and State law. The following is a summary of certain laws and regulations that govern the activities of the Company and the Bank. This summary is not a complete description of the regulations that pertain to the Company and the Bank, and is qualified in its entirety by reference to the actual laws and regulations.

    Regulation of Bank Holding Companies

    The Company is a bank holding company registered with the Federal Reserve and is subject to the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve. The Company files quarterly and annual reports with the Federal Reserve, as well as any other information that the Federal Reserve may require under the Bank Holding Company Act. The Federal Reserve may examine the Company, as well as any of its subsidiaries that are not banks. The Company is also a bank holding company under California law, and is examined by the California Department of Financial Institutions.

    The Federal Reserve has the authority to require that the Company stop an activity, whether conducted itself or through a subsidiary or affiliate, if the Federal Reserve believes that the activity poses a significant risk to the financial safety, soundness or stability of the Bank. The Federal Reserve can also regulate provisions of certain debt of bank holding companies, including imposing ceilings on interest rates and requiring reserves on such debt. In certain cases, the Company will have to file written notice and obtain approval from the Federal Reserve before repurchasing or redeeming its equity securities. Additionally, the Federal Reserve imposes capital requirements on the Company as a bank holding company.

    Regulation of the Bank

    The Bank is a California chartered commercial bank, and is supervised, examined and regulated by the Commissioner of the California Department of Financial Institutions (the "Commission"), as well as by the FDIC. Either of these regulators may take remedial action if it determines that financial condition, capital resources, asset quality, earnings prospects, management, or liquidity aspects of the Bank's operations are unsatisfactory:

    Either of these agencies may also take action if the Bank or its management is violating or has violated any law or regulation. No regulator has taken any such actions against the Bank in the past.

    Safety and Soundness Standards. The FDIC and the Federal Reserve have adopted final guidelines that establish standards for safety and soundness of banks. They are designed to identify potential safety and soundness problems and ensure that banks address those concerns before they pose a risk to the deposit insurance fund.

    If the FDIC or the Federal Reserve determines that an institution fails to meet any of these standards, the agency can require the institution to prepare and submit a plan to come into compliance. If the agency determines that the plan is unacceptable or is not implemented, the agency must, by order, require the institution to correct the deficiency.

    The FDIC and the Federal Reserve also have safety and soundness regulations and accompanying guidelines on asset quality and earnings standards. The guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating.

    The guidelines also provide standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient to maintain adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the agency may require the institution to submit and implement an acceptable compliance plan, or face enforcement action.

    Capital Requirements. The Bank is subject to the risk-based capital guidelines of the FDIC. These guidelines provide a framework that is more sensitive to differences in risk between banking institutions. The amount of regulatory capital the Bank is required to have is dependent on the risk-weighting of its assets. The ratio of its regulatory capital to its risk-weighted assets is called its "risk-based capital ratio." Assets and certain off-balance sheet items are allocated to four categories based on the risk inherent in the asset, and are weighted from 0% to 100%. The higher the category, the more risk the Bank is subject to and thus the higher the capital that will be required.

    The guidelines divide a bank's capital into two tiers. The first tier (known as "Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries. Goodwill and other intangible assets (except for mortgage servicing rights and purchased credit card relationship, subject to certain limitations) are subtracted from Tier I capital.

    Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, the allowance for loan and lease losses (subject to certain limitations). Certain items are required to be deducted from Tier II capital. Banks must maintain a total risk-based capital ratio of 8%, of which at least 4% must be Tier I capital.

    In addition, the FDIC has regulations prescribing a minimum Tier I leverage ratio (Tier I capital to total adjusted assets, as specified in the regulations). These regulations require that banks that meet certain criteria (including having the highest examination rating and not experiencing or expecting significant growth) maintain a minimum Tier I leverage ratio of 3%. Effective April 1, 1999, all other banks must have a Tier I leverage ratio of 4%. The FDIC may impose higher limits on individual institutions when particular circumstances exist. If a bank is experiencing or anticipating significant growth, the FDIC will expect it to have capital ratios well above the minimum. At December 31, 1998, the Bank's tangible and core capital ratios were 6.25%, and its risk-based capital ratio was 11.61%.

    In August 1995, the FDIC, along with the other federal banking agencies, adopted a regulation that provided that the agencies will consider the bank's exposure to interest rate risk in assessing a bank's capital adequacy. They will consider the quality of the bank's interest rate risk management process, the overall financial condition of the bank and the level of other risks the bank is exposed to. They may require an institution with a high level of interest rate risk to hold additional capital. The agencies also have issued a joint policy statement providing guidelines on interest rate risk management, including a discussion of the factors the agency will consider in evaluating interest rate risk.

    Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act requires the federal banking regulators to take "prompt corrective action" against undercapitalized institutions. The regulators have established the following capital levels to implement these provisions:

         Well capitalized has total risk-based capital of 8% or greater, Tier I risk-based capital of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive.

         Adequately capitalized has total risk-based capital of 8% or greater, Tier I risk-based capital of 4% or greater, and a leverage ratio of 4% or greater (3% or greater if rated Composite 1 under the CAMELS rating system).

         Undercapitalized has total risk-based capital of less than 8%, Tier I risk-based capital of less than 4%, or a leverage ratio of less than 4% (3% if rated Composite 1 under the CAMELS rating system).

         Significantly undercapitalized has a total risk-based capital of less than 6%, Tier I risk-based capital of less than 3%, or a leverage capital of less than 3%.

         Critically undercapitalized has a ratio of tangible equity to total assets that is equal to less than 2%.

    Federal regulators are required to take prompt corrective action to solve the problems of those institutions that fail to satisfy their minimum capital requirements. As an institution's capital level falls, the level of restrictions becomes increasingly severe and the institution is allowed less flexibility in its activities.

    As of December 31, 1998, the Bank was a well capitalized institution under the definitions.

    Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, a bank has an obligation, consistent with safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs, nor does it limit a bank's discretion to develop the types of products and services that it believes are best suited to its community. It does require that federal banking regulators, when examining an institution, assess the institution's record of meeting the credit needs of its community and to take such record into account in evaluating certain applications. As a state chartered bank, the Bank is subject to the fair lending requirements and reporting obligations involving home mortgage lending operations of the CRA. Federal regulators are required to provide a written examination of an institution's CRA performance using a four-tiered descriptive rating system. These ratings are available to the public. Based upon examinations by the OTS in 1996 and 1998, the Bank's federal regulator at the time of examination, the Bank's CRA ratings were "Outstanding."

    Recent Legislative Developments

    Several bills have been introduced in the U.S. Congress which would allow securities firms, insurance companies and commercial banks to be owned by the same holding company. This structure is not permitted under current law. Among other things, these bills would expand the Federal Reserve Board's regulatory authority over such holding companies. We are unable to predict whether this bill, or any similar bill, will become law, what the provisions of any bill that becomes law will be, or the extent that such legislation will restrict, disrupt or otherwise materially affect our operations.

    Employees

    At December 31, 1998, we had 354 full-time equivalent employees. None of the employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be satisfactory.

Properties

    The Company's principal offices are located at 711 Van Ness Avenue in San Francisco, California, which serves as the Company's and the Bank's headquarters. The Bank leases all of its remaining branch facilities under noncancellable operating leases, many of which contain renewal options and some of which have escalation clauses.

    At December 31, 1998, premises and equipment owned by the Company, both individually and in aggregate, were not material in relation to the Company's total assets.

Legal Proceedings

    Because of the nature of the Company's business, it is subject to various threatened or filed legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of threatened or filed suits to have a material adverse effect on its financial position.

                     MANAGEMENT OF THE COMPANY AND THE BANK

         The Boards of Directors of the Company and the Bank consists of seven members. The directors of the Company have been elected to the following classes:

         Term Expiring in 2000:

                  Jonathan H. Downing
                  Sau-wing Lam

         Term Expiring in 2001:

                  Godwin Wong
                  Thomas S. Wu

         Term Expiring in 2002:

                  Robert Fell
                  Ronald McMeekin

         The Boards are currently conducting a search to fill the remaining vacancy. We have no arrangements or understandings with any person pursuant to which such person has been proposed to be a director, and no director nominee is related to any other director nominee or executive officer of the Company or the Bank by blood, marriage or adoption.

Directors and Executive Officers

         The directors and executive officers of the Company and the Bank are set forth below:

NAME                                                        AGE    POSITION
----                                                        ---    --------
Directors:

Sau-wing Lam.............................................    46    Chairman of the Boards of Directors
Thomas S. Wu.............................................    40    President, Chief Executive Officer and Director
Jonathan H. Downing......................................    47    Senior Vice President, Chief Financial Officer,
                                                                      Treasurer and Director
Robert Fell..............................................    77    Director
Ronald McMeekin..........................................    66    Director
Godwin Wong..............................................    49    Director

Executive Officers Who Are Not Directors:

Louis E. Barbarelli......................................    57    Senior Vice President and Director of
                                                                      Operations and Systems
William T. Goldrick......................................    67    Senior Vice President and Chief Credit Officer
Cecilia Lai..............................................    49    Senior Vice President, Director of Retail
                                                                      Banking
Dennis Alan Lee..........................................    56    Vice President and Corporate Counsel
Sylvia Loh...............................................    43    Senior Vice President and Director of
                                                                      Commercial Banking
Deanne Miller............................................    50    Senior Vice President and Director of Human
                                                                      Resources

         Mr. Lam was appointed Chairman of the Board of Directors of the Company and of the Bank in April 1998 and has been a director of the Company and of the Bank since December 1996. From December 1996 to March 1998, he served as President of the Company. From December 1996 to December 1997, he served as President and Chief Executive Officer of the Bank. From January 1997 to April 1998, he served as Vice Chairman of the Bank. From 1995 to 1996, Mr. Lam served as President and Chief Executive Officer of Pacific Link Communications Limited located in Hong Kong, a subsidiary of the First Pacific Group. Prior to becoming Chief Executive Officer of Pacific Link, Mr. Lam was appointed President, Chief Executive Officer and Director of the Bank in March 1991 through January 1995.

         Mr. Wu was appointed President and Chief Executive Officer of the Bank effective January 1, 1998. Prior to that appointment, Mr. Wu was the Executive Vice President and Director of the Bank as of September 25, 1997. Mr. Wu was elected President and Chief Executive Officer of the Company effective March 26, 1998, and as a director of the Company on April 17, 1998. Previously, Mr. Wu was the Director of Customer Care for Pacific Link Communications Limited in Hong Kong where he managed over 600 employees and was responsible for formulating and implementing customer care, customer retention, and customer communications strategies. Mr. Wu served as a director of the Bank from 1992-1996 when he directed the marketing, public relations, loan originations, branch administration and operations control functions. Mr. Wu also served the Bank as Vice President, Regional Manager, of its Southern California Retail Banking Division from 1991-1992.

         Mr. Downing has been Senior Vice President and Chief Financial Officer of the Bank since 1989. Mr. Downing has served as a director of the Bank since January 1991 and of the Company since November 1993. Mr. Downing received a B.S. in Business Administration from California State University, San Diego, and is a CPA and a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

         Mr. Fell was appointed to the Board of the Bank in 1994 and of the Company in April 1998. Mr. Fell joined the Board of the FPB Bank Holding Company Limited in August 1993. Mr. Fell is currently a financial consultant and is Chairman of the International Securities Consultancy Limited.

         Mr. McMeekin was appointed as a director of the Company and the Bank in July 1998. With over 30 years of extensive domestic and overseas banking experience, he has served as Chief Executive Officer for the following banks:
Bank of the Orient in San Francisco from 1990 to 1996, I.B.I. Asia in Hong Kong from 1988 to 1989, and Ocean Leila in Hong Kong from 1973 to 1976. Mr. McMeekin is a retired banker since 1996 and is currently a financial consultant.

         Dr. Wong has been a director of the Bank since 1994 and of the Company since April 1998. Dr. Wong has been on the Faculty of the Haas School of Business at the University of California at Berkeley for fourteen years. Dr. Wong has also been a tenured professor of management at Golden Gate University for the last seventeen years. Dr. Wong has been on the faculty of the Graduate School of Business Administration, Zurich, Switzerland for the last nine years and has lectured in seventeen countries to executives throughout the world.

         Mr. Barbarelli has been Senior Vice President and Director of Operations and Systems of the Bank since August 1993 and served as a member of the Board of Directors from 1994 to 1998. Prior to

1993, he served for two years as a Senior Vice President and Chief Auditor of the Bank.

         Mr. Goldrick has been Senior Vice President and Chief Credit Officer of the Bank since January 1997. Prior to joining the Bank, Mr. Goldrick was the Senior Vice President, Senior Credit Officer for America California Bank from 1995 to 1997 and Chief Lending Officer for National American Bank from 1992 to 1995.

         Ms. Lai has been Senior Vice President and Director of Retail Banking since 1997 and served as a member of the Board of Directors from 1997 to 1998. Prior to holding that position, she was Vice President of Credit Risk Management and Compliance, as well as CRA Officer and Compliance Officer at the Bank since 1992.

         Mr. Lee has served as Corporate Counsel for the Bank since June 1993. Currently, he also serves as Vice President for the Bank. Prior to joining the Bank, Mr. Lee was a director and General Counsel for Golden Coin Savings and Loan Association. Mr. Lee received an A.A. degree from Warren Wilson Junior College (Asheville, North Carolina), B.A. degree from San Francisco State College in 1966 and a J.D. from the University of California, Hastings College of Law in 1969. Mr. Lee is a member of the State Bar of California.

         Ms. Loh is a Senior Vice President and Director of Commercial Banking of the Bank and joined the Bank as Vice President and Head of Commercial Banking in January 1996. From 1992 to 1996, Ms. Loh held the position of Vice President, Relationship Manager, Bank of America, International Trade Bank.

         Ms. Miller is Senior Vice President and Director of Human Resources of the Bank. Ms. Miller joined the Bank in 1986 as Assistant Vice President and Employment Manager. In 1993 Ms. Miller was promoted to Vice President and Director of Human Resources, and was promoted to Senior Vice President in 1997.

Meetings of the Board of Directors and Committees of the Board of Directors of the Company

         The Board of Directors of the Company conducts its business through meetings of the Board of Directors and through activities of its committees. The Board of Directors of the Company meets every other month and may have additional meetings as needed. During the year ended December 31, 1998, the Board of Directors of the Company met five times. All of the directors of the Company attended at least 75% of the total number of the Company's Board meetings held and committee meetings on which such directors served during 1998. The Board of Directors of the Company maintains an Audit and Examining Committee, a Credit Policy and Investment Committee, a Human Resources Committee and a Nominating Committee, the nature and composition of which are described below:

         Audit and Examining Committee. The Audit and Examining Committee of the Company and the Bank is composed of three or more outside directors and currently consists of Messrs. Fell, Wong and McMeekin. The Audit and Examining Committee is responsible for reporting to the Board on the general financial condition of the Company and the Bank and the results of the annual audit, and is responsible for ensuring that the Bank's activities are conducted in accordance with applicable laws and regulations. The Audit and Examining Committee of the Company was formed in May 1998. The committees will meet quarterly in 1999. The Audit and Examining Committee of the Company met three times during 1998 and the Audit and Examining Committee of the Bank met five times in 1998.

These committees also monitor the year 2000 compliance program of the Company and the Bank.

         Human Resources Committee. The Human Resources Committee of the Company and the Bank consists of Messrs. Lam and Fell. The Human Resources Committee of the Company reviews and recommends to the Board of Directors compensation for senior management of the Bank; the adoption, amendment and implementation of incentive compensation plans, stock option plans, and other benefit plans and programs for the Company and the Bank. The Human Resources Committees of the Company and the Bank are also responsible for maintaining on behalf of the Board of Directors a current senior management succession and contingency plan; charged with the investigation and resolution of any incident which may be construed as a potential conflict of interest on behalf of any member of senior management or other offices of the Company and the Bank wherein Board of Directors oversight and action are appropriate; and may require from time to time that senior management of the Bank and officers and directors of the Company provide proposals for, or status or progress reports on, policies or programs which may have a material bearing on the strategic human resources philosophy and consequent operational direction of the Bank. The Human Resources Committee of the Company was formed in 1998. This Committee met two times in 1998.

         Credit Policy and Investment Committee. The Credit Policy and Investment Committee of the Company and the Bank consists of Messrs. Wong, Downing, Fell, Lam, McMeekin and Wu. The committee is responsible for approving credit policies, setting parameters for credit risks, monitoring the overall credit risk profile of the Company and the Bank and the allowance for loan losses. The Credit Policy and Investment Committee of the Company was formed in May 1998 and will meet quarterly in 1999. The Credit Policy and Investment Committee of the Bank met six times in 1998.

         Nominating Committee. The Board of Directors acts as the Nominating Committee of the Company and identifies, recruits, interviews, evaluates and nominates individuals for election as Directors of the Company. The Company's Bylaws provides certain guidelines for nominations by stockholders for the Board of Directors. The Bylaws provide that the notice of nomination must be delivered in writing or mailed to and received at the principal executive offices of the Company by the Secretary of the Company not less than ninety (90) days prior to the date of the Annual Meeting; provided, that in the event that less than one hundred (100) days' notice or prior disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or when public disclosure was made. The Bylaws also specify other guidelines and requirements.

Directors' Compensation

         Directors' Fees. Currently, all outside directors of the Company receive an annual retainer of $25,200, while the Chairman of the Board of Directors of the Company received an annual retainer of $150,000 for 1998. No committee meeting fees are paid by the Company or the Bank. Mr. Lam received a bonus of $8,000 and Mr. McMeekin received a bonus of $4,000 for 1998. Messrs. Wu and Downing do not receive any additional compensation for serving as directors of the Company and the Bank.

         Option Plan. The Company has adopted the Stock Option Plan (approved by the shareholders on July 30, 1998), under which all directors who are not also employees of the Company are eligible to receive options to purchase common stock. Under the Stock Option Plan, Mr. Lam was granted non-statutory options to purchase 50,000 shares of Common Stock and Messrs. Fell, Wong and McMeekin each were granted non-statutory options to purchase 10,000 shares of Common Stock, all at an exercise price of $15.00, which was the fair market price on the date of the grants. The options become exercisable in three equal installments commencing on April 17, 1999.

Compensation Committee Interlocks and Inside Participation

         The Human Resources Committee is made up of two directors, Messrs. Sau-wing Lam and Robert Fell. Mr. Lam served as President and Chief Executive Officer of the Company and the Bank from December 1996 until December 31, 1997.

Summary Compensation Table

The following shows, for the year ended December 31, 1998 and 1997, the cash compensation paid by the Company and the Bank as well as certain other compensation paid for those years, to the Chief Executive Officer and the other four most highly compensated executive officers at the Company.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             Long-Term Compensation
                                           Annual Compensation                       Awards             Payouts
                                  ---------------------------------------------------------------------
                                                                                         Securities
                                                          Other Annual    Restricted     Underlying
Name and Principal                             Bonus      Compensation       Stock      Options/SARs      LTIP        All Other
Position                 Year       Salary      (1)            (2)          Awards           (3)         Payouts    Compensation
-----------------------------------------------------------------------------------------------------------------------------------

Thomas S. Wu (4)          1998     $195,000   $200,000          -              -           95,000           -             -
President and Chief       1997     $47,788     $17,500          -              -              -             -             -
Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
Jonathan H. Downing       1998     $165,000    $85,000          -              -           65,000           -             -
Senior Vice President,    1997     $159,000    $60,000          -              -              -             -             -
Chief Financial
Officer, Treasurer and
Director
-----------------------------------------------------------------------------------------------------------------------------------
Louis E. Barbarelli       1998     $134,004    $50,000          -              -           30,000           -             -
Senior Vice President     1997     $126,000    $41,000          -              -              -             -             -
and Director of
Operations and Systems
-----------------------------------------------------------------------------------------------------------------------------------
Cecilia Lai               1998     $125,004    $50,000          -              -           55,000           -             -
Senior Vice President     1997     $101,246    $40,000          -              -              -             -             -
and Director of Retail
Banking

-----------------------------------------------------------------------------------------------------------------------------------
Sylvia Loh                1998     $135,240    $60,000          -              -           55,000           -             -
Senior Vice President     1997     $117,600    $47,000          -              -              -             -             -
and Director of
Commercial Banking
-----------------------------------------------------------------------------------------------------------------------------------

(1) The referenced bonus represents a performance bonus for the years ended December 31, 1998 and 1997.
(2) For 1998 and 1997, there were no perquisites with an aggregate value over the lesser of $50,000 or 10% of the individual's total salary and bonus for the year or other compensation that would otherwise require disclosure in this column.
(3) The stock option grants in 1998 provide that 1/3 of the total options granted vest annually for three (3) years commencing on April 17, 1999 at an exercise price of $15.00 per share.

(4) Mr. Wu re-joined the Bank on September 23, 1997, after spending one year with Pacific Link Communications Limited, a former overseas affiliate. Mr. Wu was named President and Chief Executive Officer of the Bank effective January 1, 1998 and was elected President and Chief Executive Officer of the Company effective March 26, 1998 and as a Director of the Company on April 17, 1998.


Employment and Change in Control Agreements

         The Bank and the Company have both entered into employment agreements with Thomas S. Wu, our President and Chief Executive Officer. These agreements are intended to ensure that we will be able to retain Mr. Wu's services, on whose skills our continued success depends.

         The employment agreements have a three-year term. The agreement with the Bank provides that the Board of Directors will annually review the agreement and Mr. Wu's performance and determine whether to extend the agreement for an additional year, so that the remaining term becomes three years. If the Board determines not to extend the agreement, it will provide written notice to Mr. Wu. The agreement with the Company is automatically extended daily unless the Board, after conducting a performance evaluation of Mr. Wu, decides not to extend it and gives written notice of the decision to Mr. Wu. The agreements provide that the Board will review Mr. Wu's base salary annually. In addition to a base salary, under the agreements Mr. Wu may participate in stock benefit plans and other fringe benefits available to executive officers.

         The agreements permit termination by the Bank or the Company of Mr. Wu's services for cause at any time. If the Bank or the Company chooses to terminate Mr. Wu's employment for any reasons other than for cause, he will be entitled to receive an amount equal to the remaining base salary payments due under the agreements and the contributions that would have been made on his behalf to any employee benefit plans during the remaining term of the agreement. The Bank and the Company would also continue and pay for his life, health and disability insurance coverage for the remaining term of the agreement. Mr. Wu would also be entitled to the above payments if he were to resign upon any of the following:

o    Failure to be re-elected to his current offices;
o    A material change in his functions, duties or responsibilities;
o    A relocation of his principal place of employment by more than 25 miles;
o    A material reduction in his benefits and perquisites;
o    A liquidation or dissolution of the Company or the Bank; or
o    A breach of an employment agreement by the Company or the Bank

         Under the agreements, if involuntary or, under certain circumstances, voluntary termination follows a change in control of the Bank or the Company, as defined in the agreements, Mr. Wu, or in the event of his death, his beneficiary, would be entitled to a severance payment equal to the greater of the payments due for the remaining term of the agreement or three times the highest annual compensation paid to him during the preceding three years. The Bank and the Company would also continue his life, health and disability insurance coverage for 36 months.

         The Bank and the Company have entered into three-year termination and change in control agreements with certain other executive officers of the Company and the Bank. The Bank agreements provide that the Board of Directors will review and determine whether to renew the agreements yearly. The Company agreements are automatically extended daily unless the Board decides not to extend it.

The agreements provide that if an officer is involuntarily or, under certain circumstances, voluntarily terminated following a change in control, he or she will be entitled to receive a severance payment of three times his or her highest annual compensation during the preceding three years. The Company and the Bank will also continue and pay for the officer's life, health and disability insurance coverage for the remaining term of the agreements. Payments under the Bank agreements are guaranteed by the Company.

         The agreements also provide that if an officer is terminated during the term of the agreement for any reason other than resignation, cause, death or permanent disability, but prior to any change in control of the Company or the Bank, the officer shall receive a severance payment equal to the highest annual compensation paid to the officer during the preceding three years.

         In the event of a change in control, total payments to executive officers under the employment agreements and the termination and change In control agreements, based solely on current base salary, would be approximately $3.6 million.

Option Grants During Year Ended December 31, 1998

         The following table sets forth the number of shares for which options under the Stock Option Plan were granted in 1998 to the Named Executive Officers, the percent of the total options granted to employees in 1998 such options represented, the exercise price, expiration date and potential realizable value of such options assuming an annual appreciation of the Company's Common Stock of 5 percent and 10 percent, respectively.

                                Individual Grants
                                -----------------

                                                                                    Potential Realizable Value at
                                            % of Total                                Assumed Annual Rates of
                             Securities       Options     Exercise                   Stock Price Appreciation for
                             Underlying      Granted to    or Base                        option term ($) (1)
                               Options       Employees      Price                   -----------------------------
                             Granted (#)     in Fiscal    ($/Share)   Expiration
           Name                  (2)            Year         (3)         Date                5%            10%
-------------------------------------------------------------------------------------------------------------------

  Thomas S. Wu...........            95,000    15.3%        $15.00     4/17/2008          $896,175      $2,271,083

  Jonathan Downing.......            65,000    10.5%        $15.00     4/17/2008           613,712       1,553,899

  Sylvia Loh.............            55,000     8.9%        $15.00     4/17/2008           518,838       1,314,838

  Cecilia Lai............            55,000     8.9%        $15.00     /17/2008            518,838       1,314,838

  Louis Barbarelli.......            30,000     4.8%        $15.00     4/17/2008           283,003         717,814

(1) In accordance with SEC rules, these columns show gains that might exist for the respective options, assuming the market price of the Company's common stock appreciates from the date of grant over a period of ten years at the annualized rates of five and ten percent, respectively. If the stock price does not increase above the exercise price at the time of exercise, realized value to the named executives from these options will be zero.
(2) These options are exercisable in three equal installments commencing on the anniversary date of the grant.
(3) Under the Stock Option Plan, the option purchase price is equal to fair market value at the date of the grant. All of these options were granted on April 17, 1998 and have an exercise price of $15.00 per option

         The following table provides certain information with respect to the number of shares of Common Stock represented by outstanding options held by the Named Executive Officers as of December 31, 1998. No options were "in-the-money" on December 31, 1998.


                        Fiscal Year-End Option/SAR Values
                        ---------------------------------

                                     Number of Securities Underlying Unexercised
                                       Options/SARs at Fiscal Year-End (1) (2)
                                       ---------------------------------------

Name                                  Exercisable                 Unexercisable
----                                  -----------                 -------------
Thomas S. Wu                               -                         95,000
Jonathan Downing                           -                         65,000
Sylvia Loh                                 -                         55,000
Cecilia Lai                                -                         55,000
Louis Barbarelli                           -                         30,000

(1)  The options in this table have an exercise price of $15.00.
(2)  The price of the Common Stock on December 31, 1998 was $13.25.

401(k) Plan

         The Bank maintains a 401(k) Savings Plus Plan ("401(k) Plan"), a tax-qualified retirement plan under Section 401(k) of the Code. The 401(k) Plan provides participants with retirement benefits and may also provide benefits upon death, disability or termination of employment with the Bank. Salaried, hourly and commission-paid employees, are eligible to participate in the 401(k) Plan following the completion of three (3) months of employment and must be twenty-one years (21) of age. Participants may make elective salary reduction contributions to the 401(k) Plan up to the lesser of 15% of the participant's compensation (as defined in the 401(k) Plan) or the legally permissible limit (currently $10,000) imposed by the Code. The Bank makes a matching employer contribution for those employees whose gross earnings do not exceed $80,000 which is equal to an amount of up to 50% of the employee contribution up to a maximum contribution of $2,000 per year. The matching contribution vests over a period of five (5) years. The 401(k) Plan permits participants to direct the investment of their 401(k) plan account into various investment alternatives. Enrollment in the 401(k) Plan is limited to the beginning of a calendar quarter.

Executive Deferred Compensation Plan

         The Bank maintains an Executive Deferred Compensation Plan for the purpose of providing supplemental retirement benefits to a select group of executives and highly compensated employees in consideration of prior services rendered and as an inducement for their continued services in the future. The Plan is intended to be a top-hat plan, exempt from the participation, vesting, funding, and fiduciary requirements of Title I of ERISA, pursuant to ERISA ss.ss.201(2), 301(a)(3) and 401(a)(1). Notwithstanding the existence of a trust,
(i) Participants have the status of general unsecured creditors of the Bank,
(ii) the Plan constitutes a mere promise by the Bank to pay benefits in the future, and (iii) it is the intention of the parties that the arrangements be unfunded for tax purposes and for purposes of Title I of ERISA. The interest rate to be paid on the deferred amount shall not be less than the prime rate published in the "Wall Street Journal" as of December 31 of the preceding year.

Security Ownership of Management and Other Beneficial Owners

         The following table sets forth, as of May 3, 1999, certain information as to those persons who were known by management to be beneficial owners of more than 5% of the Company's outstanding shares of Common Stock, each director, each Named Executive Officer and the shares of Common Stock beneficially owned by all directors and executive officers of the Company as a group.


                                                                            Number          Percentage
                                                                              of           Beneficially
Name of Beneficial Owner                  Position(s) with the Company    Shares (2)        Owned (3)
------------------------                  ----------------------------    ----------       ----------
Sau-wing Lam.........................     Chairman of the Board of          66,666              *
                                              Directors

Thomas S. Wu.........................     Director, President and           64,999              *
                                              Chief Executive Officer

Jonathan H. Downing..................     Senior Vice President,            38,333              *
                                              Chief Financial
                                              Officer, Treasurer and
                                              Director

Robert Fell..........................     Director                           3,333              *

Godwin Wong..........................     Director                          23,333              *

Ronald McMeekin......................     Director                           3,333              *

Louis E. Barbarelli..................     Senior Vice President and         13,333              *
                                              Director of Operations
                                              and Systems

Cecilia Lai..........................     Senior Vice President and         28,333              *
                                              Director of Retail
                                              Banking

Sylvia Loh...........................     Senior Vice President and         35,000              *
                                              Director of Commercial
                                              Banking

All Executive Officers and Directors
   as a Group (12 persons)...........                                      308,333            3.30%

----------
*    Does not exceed 1.0% of the Company's voting securities.
(1) Each person effectively exercises sole (or shares with spouse or other immediate family member) voting or dispositive power as to shares reported herein (except as noted).
(2)  Includes 3,333, 3,333, 16,666, 31,666, 21,666 3,333, 10,000, 18,333 and
     18,333 shares subject to options granted to Messrs. Fell, McMeekin, Lam, Wu, Downing, Wong, Barbarelli and Ms. Lai and Loh, respectively, under the Stock Option Plan, which became exercisable on April 17, 1999.
(3)  As of May 3, 1999, there were 9,333,333 shares of common stock outstanding.

                          DESCRIPTION OF CAPITAL STOCK

General

         The following summary of the material terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation. We have 35 million shares of authorized capital stock, including 25 million shares of common stock, par value $.01 per share and 10 million shares of preferred stock, par value $.01 per share. As of May 3, 1999, there were 9,333,333 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Certain matters may require an 80% stockholder vote. See "Restrictions on Acquisition." Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Holders of shares of common stock have no preemptive, conversion, redemption, subscription or similar rights. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

         Voting rights with respect to the Bank are vested exclusively in the owners of the shares of capital stock of the Bank, which is the Company, and are voted at the direction of the Company's Board of Directors. Consequently, the holders of the common stock do not have direct control of the Bank.

Preferred Stock

         Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 10 million shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by the board of directors without approval of the stockholders. These rights, designations and preferences include:

o    Number of shares to be issued;

o    Dividend rights;

o    Dividend rates;

o    Right to convert the preferred shares into a different type of security;

o    Voting rights attributable to the preferred shares;

o Right to set aside a certain amount of assets for payment relating to the preferred shares; and

o Prices to be paid upon redemption of the preferred shares or a bankruptcy type event.

     If the board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of the Company. This is because the terms of the preferred stock would be designed to make it prohibitively expensive for any unwanted third party to make a bid for the shares of the Company. We have no present plans to issue and shares of preferred stock.


                          RESTRICTIONS ON ACQUISITIONS

General

         Certain provisions in our Certificate of Incorporation and Bylaws and our management compensation, together with provisions of Delaware corporate law, may have anti-takeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of either the Company or the Bank.

Delaware Law and Certain Charter and By-Law Provisions

         Delaware Takeover Law. The Company is subject to the provisions of
Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

         Limitation on Voting Rights. Our certificate of incorporation prohibits any record owner who beneficially owns greater than 10% of the outstanding shares of common stock from voting any shares in excess of the 10% limit. Beneficial ownership is determined by reference to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes shares beneficially owned by such person or any of his affiliates, shares which he or his affiliates have the right to acquire upon exercise of conversion rights or options, and shares as to which such person and his affiliates have or share investment or voting power. It does not include shares owned by directors, officers and employees of the Company or the Bank or shares that are subject to a revocable proxy and that are not otherwise deemed to be beneficially owned by such person.

         Board of Directors. Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. See "Management of the Company and the Bank." The certificate of incorporation and bylaws provide that the size of the board shall be determined by a majority of the directors. They also provide that any vacancy occurring in the board shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. Any director may be removed only for cause by the vote of 80% of the shares that are permitted to vote for the election of directors.

         Certain Bylaw Provisions. Our by-laws provide that for nominations to its board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the matter in writing to our Corporate Secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered at least 90 days prior to the meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

         Evaluation of Offers. Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include the social and economic effects of acceptance of the offer on our customers and our present and future accountholders, borrowers and employees, on the communities in which we operate and on our ability to fulfill our objectives as a banking institution under applicable laws and regulations. These provisions could make it more difficult for a third party to acquire control of the Company and, furthermore, could discourage a third party from making any attempt to acquire control of the Company.

         Cumulative Voting, Special Meetings and Action by Written Consent. Our certificate of incorporation does not provide for cumulative voting for any purpose. Our certificate of incorporation also provides that any action required or permitted to be taken by the stockholders may be taken only at a duly called annual or special meeting of the stockholders, and that special meetings may be called only by the Chairman of the board of directors, a majority of the board of directors, or the President, except that holders of a majority of the common stock entitled to vote on the election of directors may call a special meeting for the purpose of filling a vacancy on the board of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making an offer to our stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of the outstanding voting securities of the Company, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

         Authorized Shares. Our certificate of incorporation authorizes the issuance of 25 million shares of common stock and 10 million shares of preferred stock. These amounts were authorized to give the board of directors as much flexibility as possible to effect financing, acquisitions, stock dividends and splits and the granting of stock options, among other transactions. However, these additional shares may be used by the board of directors, consistent with its fiduciary duty, to deter future attempts to gain control of the Company. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The board of directors currently has no plans for the issuance of additional shares, other than the issuance of additional shares upon the exercise of stock options issued pursuant to the terms of the Stock Option Plan.

         Amendment of Certificate of Incorporation and Bylaws. The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock of the Company to amend or repeal any of the provisions of the certificate of incorporation described above, or to reduce the number of authorized shares of common stock and preferred stock. The 80% vote is also required to amend or repeal any of our by-law provisions described above. The by-laws may also be amended or repealed by unanimous vote of the board of directors. The 80% stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

         Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. Our certificate of incorporation requires 80% approval of shareholders for any business combination involving an interested stockholder (generally defined as any individual, corporation, partnership or other entity (other than the Company or its subsidiaries) which owns or controls 10% or more of the voting power of the outstanding shares of voting stock of the Company), unless the transaction is approved by a majority of directors unaffiliated with the interested stockholder or if the proposed transaction meets certain conditions which are designed to provide stockholders a fair price in exchange for their shares, in which case approval of only a majority of the outstanding shares of common stock would be required.

Regulatory Restrictions

         The Change in Bank Control Act and the Bank Holding Company Act, together with the regulations of the Federal Reserve under those acts, require that, prior to any person or company acquiring control of a bank holding company, they must obtain the consent of the Federal Reserve. Control is conclusively presume to exist if an individual or company acquires more than 25% of any class of voting stock of the bank holding company. Control is presumed, but may be rebutted, if the person acquires more than 10% of any class of voting stock of a bank holding company and if either (i) the bank holding company has registered securities under Section 12 of the Exchange Act or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure by which the presumption can be rebutted. Since our stock is registered under Section 12 of the Exchange Act, anyone who acquires more than 10% of our common stock will be presumed, subject to rebuttal, to control us, and must, prior to acquiring the stock, rebut the presumption of control or obtain Federal Reserve approval.

                               REGISTRATION RIGHTS

         In connection with our private placement, on April 13, 1998 we entered into a registration rights agreement with the purchasers of our common stock, under which we agreed to file and have declared effective the registration statement of which this prospectus is a part, and to use our best efforts to keep the registration statement effective until the earlier of the second anniversary of the date the registration statement is declared effective by the Commission or such time as all of the Common Stock have been sold thereunder or otherwise may be sold without the need for the registration statement. The Company agreed to bear the expenses arising out of the filing of such shelf registration statement.

         Under the registration rights agreement, a holder of common stock who wishes to sell some or all of his or her securities pursuant to the registration statement shall give us not less than ten days' prior written notice, and we will use our best efforts to promptly file any required amendment(s) to the registration statement in order to facilitate the sale. Initiating Holders, as defined in the registration rights agreement to mean one or more holders of not less than 25% of the then-outstanding common stock, may elect that the offering of common stock be in the form of an underwritten offering. Under such circumstances, we will provide written notice to all holders of the common stock and Sandler O'Neill & Partners, L.P., of such underwritten offering and will provide them with an opportunity to participate in such underwritten offering, under terms and with such conditions as set forth in the registration rights agreement.

         Under the registration rights agreement, a holder that sells common stock pursuant to the registration statement generally is required to be named as a selling security holder in the related prospectus and is required to deliver a prospectus to purchasers, is subject to certain of the civil liability provisions under the Securities Act in connection with such sales and is bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

         Each certificate representing shares of common stock bears a legend to the effect that the holder thereof, by its acceptance thereof, is deemed to have agreed to be bound by the provisions of the registration rights agreement. In that regard, each holder is deemed to have agreed that, upon receipt of notice from us of the occurrence of any event which makes a statement in the prospectus which is part of the registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, such holder will suspend the sale of common stock pursuant to the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

         The registration rights agreement is governed by, and construed in accordance with, the laws of the State of Delaware. The summary herein of material provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

                                 SELLING HOLDERS

         We originally issued and sold the common stock in the private placement in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by us to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or other "accredited investors" (as defined in Rule 501(a) under the Securities Act). These purchasers (together with their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the common stock purchased by each of them in the private placement.

         The following table sets forth information with respect to the selling stockholders and the shares of common stock beneficially owned and offered by such selling stockholders under this prospectus. This information has been obtained from the selling stockholders. Except as otherwise disclosed herein, the selling stockholders do not have, or within the past three years have not had, any position, office or other material relationship with us or our affiliates. Because selling stockholders may offer all or some portion of the common stock pursuant to this Prospectus, no estimate can be given as to the amount of the common stock that will be held by selling stockholders upon termination of any such sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which it provided the information regarding their common stock in transactions exempt from the registration requirements of the Securities Act. Finally, if required, additional selling stockholders may from time to time be identified and information with respect to them will be provided in a Prospectus Supplement.


                                                                        Number of Shares of Common Stock
                   Name of Selling Holder                             Beneficially Owned and Offered Hereby
                   ----------------------                             -------------------------------------

Russell T. Abbott........................................                             6,667
Harold Amster IRA........................................                            81,600
Amster Trading Co. Charitable Remainder Unitrust.........                            16,700
BK Investments...........................................                             6,667
Louis E. Barbarelli......................................                             3,333
Bedford Falls Investors LP...............................                            75,000
Benefit Designs Inc. Pension Plan........................                             3,334
Thomas G. Berlin IRA.....................................                            16,700
Booth & Co...............................................                            13,333
Terrance Brown...........................................                             1,666
Robert J. Buckley........................................                            10,000
Charles Schwab & Co. Inc.................................                             3,333
Chester County Fund Inc..................................                            10,000
Sally Chow...............................................                             1,000
John Sheldon Clark.......................................                            13,333
John Cleary..............................................                               666
Mark B. Cohen............................................                            45,140
The Common Fund..........................................                            18,000
Joe A. Comer.............................................                             6,667
James Connor.............................................                             6,667
Deem Sum International Inc...............................                             6,667
May F. Della Pietra......................................                             6,667
Delverde Corporation.....................................                            66,667
Raymond Digregorio.......................................                             6,667
Donaldson Lufkin & Jenrette..............................                             6,667
Jonathan H. Downing......................................                            16,667
Jonathan J. Doyle........................................                             6,667
Drake Associates L.P.....................................                            15,000
James J. Dunne III.......................................                            51,562
1867 Western Financial...................................                           100,000
Eagle Capital Partners L.P...............................                           125,000

                                                                        Number of Shares of Common Stock
                   Name of Selling Holder                             Beneficially Owned and Offered Hereby
                   ----------------------                             -------------------------------------

El Coronado Holdings.....................................                            35,000
Emerald Fund Ltd.........................................                            24,500
Emerald Partners L.P.....................................                           231,350
Emerging Managers Fund...................................                             5,500
Endicott Offshore Investors Ltd..........................                            10,000
Endicott Partners LP.....................................                            50,000
Engineers Joint Pension..................................                            11,550
John R. Eppinger.........................................                             6,667
Marc L. Flaster..........................................                            20,476
Financial Stocks Private Equity Fund 1998 L.P............                           386,667
1st Matthew..............................................                            46,667
Francis H. Tse MD A Professional Corporation.............                            10,000
Brian Fraser.............................................                               333
Lance S. Gad.............................................                            35,000
Gerlach & Co.............................................                           390,000
Sandra Go................................................                             1,000
Donald F. U. Goebert.....................................                             3,333
William T. Goldrick......................................                             3,333
H. Wayne Griest & Barbara W. Griest......................                             5,000
Paul R. Haklisch.........................................                            16,288
Hanaper Partners.........................................                            10,000
Hare & Co................................................                            19,833
Ahron Haspel & Ruth Haspel...............................                            10,000
Lawrence U. Haspel and Deborah G. Haspel.................                             8,500
William F. Hickey........................................                             6,667
Andrea Ho................................................                               667
Richard A. Hortsman......................................                           140,000
Jam Partners LP..........................................                           150,000
Kaufman Family LLC.......................................                            66,667
Thomas W. Killian........................................                             7,163
King Street Capital L.P..................................                            15,333
Sam Klein & Leslie Klein.................................                            20,000
Cecilia Lai..............................................                            10,000
Lakeview Financial Corp..................................                            66,667
Anne Man Chi Lam.........................................                             2,667
George Lam...............................................                            17,665
Jonathan Y. Lam..........................................                             5,000
Justin Y. Lam............................................                             7,000
Lam Family Living Trust..................................                            38,000
Lawrence Offshore Partners...............................                            13,500
Lawrence Partners........................................                            22,500
Catherine A. Lawton......................................                             6,667
Dennis Lee...............................................                             6,667
Lenient & Co.............................................                           133,333
Bruce R. Lesser..........................................                             3,334
Lawrence R. Lesser.......................................                             3,333

                                                                        Number of Shares of Common Stock
                   Name of Selling Holder                             Beneficially Owned and Offered Hereby
                   ----------------------                             -------------------------------------

Clunet Lewis.............................................                             6,667
Dominic S. Li............................................                               667
Matle Lo.................................................                             1,333
Sylvia Loh...............................................                            16,667
T. Joseph Longino........................................                             6,667
Patrick E. Malloy III....................................                           125,667
Malta Hedge Fund II L.P..................................                            46,900
Malta Partners II L.P....................................                            38,900
Malta Partners L.P.......................................                           101,600
Dennis S. Marlo..........................................                             6,667
Michael McKilligan.......................................                             6,667
Joseph A. Melillo........................................                            10,000
Merrill Lynch Pierce Fenner & Smith, Inc.................                             6,667
Deanne Miller............................................                             3,333
Bruce Mommsen............................................                             6,667
Morgan Stanley & Co. Incorporated........................                           134,163
National Financial Services Corporation..................                             6,667
James C. Ng..............................................                             6,667
Christine Noland.........................................                             2,000
Northfork Bancorporation Inc.............................                           457,000
William P. O'Reilly Trust................................                            13,333
Charles W. Palmer Trust..................................                             6,667
Angela Pan...............................................                            13,333
Janet E. Paroo...........................................                             6,667
Charles Patton...........................................                            10,000
PMLDSS Ltd...............................................                             6,667
Points West Intl. Investments Ltd........................                            19,679
PRB Investors LP.........................................                            80,000
Fred D. Price............................................                            13,961
Kenneth F. Puglisi IRA...................................                             6,667
Christopher Quackenbush..................................                            51,562
Reliance Bancorp Inc.....................................                            66,667
Rembrandt Balanced Fund..................................                            36,735
Rembrandt Value Fund.....................................                           359,930
Robert Riccio............................................                            20,000
Michael W. Richardson....................................                             6,667
William F. Richardson IV.................................                             6,667
Eileen Romero............................................                             1,333
J. David Rosenberg.......................................                           125,000
Roslyn Bancorp Inc.......................................                           120,000
Michael Rowe.............................................                            10,000
Frank G. Salvaterra......................................                             6,667
David Sandler............................................                             8,720
Herman S. Sandler........................................                            58,555
T. Dennis Sanford........................................                            10,000
Hugh Sargant.............................................                             1,667

                                                                        Number of Shares of Common Stock
                   Name of Selling Holder                             Beneficially Owned and Offered Hereby
                   ----------------------                             -------------------------------------

The Seedling Fund LP.....................................                            14,500
Selective Insurance Co. of America.......................                            50,000
Mary Ann Shula...........................................                             6,667
Bruce E. Simmons.........................................                             6,667
Smith Barney Inc.........................................                            20,000
Spear Leeds & Kellogg....................................                           178,333
Glen Spiro...............................................                             6,667
Edward Stein.............................................                             6,667
Carrie Ann Stephens......................................                             6,667
Charles P. Stevenson Jr..................................                            66,667
Susan Mravca Dec. of Trust...............................                             6,667
Third Point Offshore Fund Ltd............................                            55,060
Third Point Partners LP..................................                            72,356
Thistle Group Holdings Inc...............................                            33,333
John B. Thompson II......................................                            21,872
Raymond Tiernan..........................................                             6,667
Tontine Financial Partners L.P...........................                            80,000
Charles J. Tornetta IRA..................................                            16,667
John Traynor.............................................                            13,333
Kenny Tse................................................                               667
Value Realization Fund...................................                             9,000
David X. Wang............................................                             1,000
The Walt Disney Company Retirement Plan Master Trust.....                            48,300
Lynn Wiese...............................................                             6,667
Godwin Wong..............................................                            20,000
Debby Wu.................................................                               667
Thomas S. Wu.............................................                            33,333
Kirk Wycoff..............................................                             6,667

         We have agreed to indemnify selling stockholders against certain liabilities arising out of any actual or alleged material misstatements or omissions in the Registration Statement, other than liabilities arising from information supplied by the selling stockholders for use in the Registration Statement. Each selling stockholder, severally but not jointly, has agreed to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the Registration Statement insofar as such misstatements or omissions were made in reliance upon written information furnished to us by a selling stockholder expressly for use in the Registration Statement.

                              PLAN OF DISTRIBUTION

         The common stock offered by this prospectus may be sold from time to time to purchasers directly by the selling stockholders at market prices or at negotiated prices. Alternatively, the selling stockholders may from time to time offer common stock to or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of common stock, for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents which participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of common stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         Common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of common stock may be effected in transactions (which may involve block transactions) (i) on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or in the over-the-counter market. At the time a particular offering of the common stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions shares of the common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to such securities for a restricted period prior to the commencement of such distribution. In addition to and without limiting the foregoing, each selling stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 102, 103 and 104, which provisions may limit the timing of purchases and sales of any of the securities by the selling stockholders or any such other person. All of the foregoing may affect the marketability of the common stock and brokers' and dealers' ability to engage in market-making activities with respect to these securities.

         Pursuant to the registration rights agreement, we have paid all expenses of the registration of the Common Stock, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against certain civil liabilities, including certain liabilities under the Securities Act, or they will be entitled to contribution in connection therewith. We will indemnified by the selling stockholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                     EXPERTS

         The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of operations, of stockholders' equity and of cash flows for the years ended December 31, 1998, 1997 and 1996 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Our counsel, Patton Boggs LLP, Washington, D.C., has passed upon the validity of the common stock.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this Prospectus. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. This Prospectus contains a description of the material terms and features of all material contracts, reports or exhibits to the Registration Statement required to be described; however, the statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         The common stock has been registered with the SEC under Section 12(g) of the Exchange Act. As a result, the Company and the holders of its stock are subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act.

         A copy of our certificate of incorporation and bylaws are available without charge from us.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants                                            F-2
Consolidated Balance Sheets as of December 31, 1998 and 1997                 F-3
Consolidated Statements of Operations For Years Ended
  December 31, 1998, 1997 and 1996                                           F-4
Consolidated Statements of Changes in Stockholders' Equity
  For Years Ended December 31, 1998, 1997 and 1996                           F-5
Consolidated Statements of Cash Flows For Years Ended
  December 31, 1998, 1997 and 1996                                           F-6
Notes to Consolidated Financial Statements For Years Ended
  December 31, 1998, 1997 and 1996                                           F-8

[PRICEWATERHOUSECOOPERS LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of the UCBH Holdings, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of UCBH Holdings, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 16, 1999

                              UCBH HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1998          1997
                                                                                         ----------    ----------
                                        ASSETS

Cash and due from banks...............................................................   $   15,109    $   13,853
Federal funds sold....................................................................           --        21,000
Investment and mortgage-backed securities available for sale, at fair value...........      429,347        84,308
Investment and mortgage-backed securities, at cost (fair value $153,072 at December
  31, 1998 and $178,970 at December 31, 1997).........................................      158,210       185,795
Federal Home Loan Bank stock and equity securities....................................       20,415        13,914
Loans.................................................................................    1,492,148     1,214,237
Allowance for loan losses.............................................................      (14,922)      (12,142)
                                                                                         ----------    ----------
Net loans.............................................................................    1,477,226     1,202,095
                                                                                         ----------    ----------
Accrued interest receivable...........................................................       13,542         8,594
Premises and equipment, net...........................................................       23,462        23,931
Other assets..........................................................................       10,021         8,160
                                                                                         ----------    ----------
     Total assets.....................................................................   $2,147,332    $1,561,650
                                                                                         ----------    ----------
                                                                                         ----------    ----------

                                     LIABILITIES

Deposits..............................................................................   $1,633,895    $1,468,987
Borrowings............................................................................      368,000            --
Long-term debt to affiliates (including capitalized interest).........................           --        20,060
Accrued interest payable..............................................................        2,440           452
Other liabilities.....................................................................        9,359         9,599
Guaranteed preferred beneficial interests in junior subordinated debentures...........       30,000            --
                                                                                         ----------    ----------
     Total liabilities................................................................    2,043,694     1,499,098
                                                                                         ----------    ----------

                                 STOCKHOLDERS' EQUITY

Common stock, $.01 par value, authorized 25,000,000 shares, 9,333,333 shares issued and outstanding at December 31, 1998; $0.00167 par value, 18,000,000 shares
  authorized, 6,000,000 shares issued and outstanding at December 31, 1997............           93            10
Additional paid-in capital............................................................       59,443        30,278
Accumulated other comprehensive income................................................         (778)       (1,728)
Retained earnings-substantially restricted............................................       44,880        33,992
                                                                                         ----------    ----------
     Total stockholders' equity.......................................................      103,638        62,552
                                                                                         ----------    ----------
     Total liabilities and stockholders' equity.......................................   $2,147,332    $1,561,650
                                                                                         ----------    ----------
                                                                                         ----------    ----------

   The accompanying notes are an integral part of these financial statements.

                              UCBH HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                      FOR THE YEARS ENDED
                                                                                          DECEMBER 31,
                                                                                --------------------------------
                                                                                  1998        1997        1996
                                                                                --------    --------    --------
Interest income:
  Loans......................................................................   $101,823    $ 86,141    $ 78,711
  Funds sold and securities purchased under agreements to resell.............        483       2,760       1,417
  Investment and mortgage-backed securities..................................     28,525      18,690      22,836
                                                                                --------    --------    --------
     Total interest income...................................................    130,831     107,591     102,964
                                                                                --------    --------    --------
Interest expense:
  Deposits...................................................................     64,890      61,513      59,273
  Short-term borrowings......................................................      3,313         914       3,042
  Guaranteed preferred beneficial interests in junior subordinated
     debentures..............................................................      1,985          --          --
  Long-term borrowings.......................................................      7,606          --          --
  Long-term debt to affiliates...............................................        599       1,825       1,640
                                                                                --------    --------    --------
     Total interest expense..................................................     78,393      64,252      63,955
                                                                                --------    --------    --------

     Net interest income.....................................................     52,438      43,339      39,009
Provision for loan losses....................................................      3,412       1,154       1,476
                                                                                --------    --------    --------
     Net interest income after provision for loan losses.....................     49,026      42,185      37,533
                                                                                --------    --------    --------
Noninterest income:
  Commercial banking fees....................................................      1,218         977         421
  Service charges on deposit accounts........................................      1,094         888         615
  Gain on sale of loans, securities and servicing rights.....................        549         155       1,200
  Loan servicing income......................................................        400         601         680
  Miscellaneous income.......................................................        141         473         481
                                                                                --------    --------    --------
     Total noninterest income................................................      3,402       3,094       3,397
                                                                                --------    --------    --------
Noninterest expense:
  Personnel..................................................................     15,720      14,087      14,875
  Occupancy..................................................................      4,975       4,811       4,754
  Data processing............................................................      2,064       2,059       1,859
  Furniture and equipment....................................................      2,316       1,902       1,814
  Professional fees and contracted services..................................      1,870       2,242       1,551
  Deposit insurance..........................................................        889       1,798       3,519
  SAIF recapitalization assessment...........................................         --          --       7,716
  Communication..............................................................        414         400         383
  Foreclosed assets..........................................................         62         671         686
  Miscellaneous expense......................................................      5,375       4,220       4,256
                                                                                --------    --------    --------
     Total noninterest expense...............................................     33,685      32,190      41,413
                                                                                --------    --------    --------
Income before taxes..........................................................     18,743      13,089        (483)
Income tax expense...........................................................      7,855       5,790        (177)
                                                                                --------    --------    --------
       Net income/(loss).....................................................   $ 10,888    $  7,299    $   (306)
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Basic earnings (loss) per share..............................................   $   1.30    $   1.22    $  (0.05)
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Diluted earnings (loss) per share............................................   $   1.26    $   1.05    $  (0.05)
                                                                                --------    --------    --------
                                                                                --------    --------    --------

   The accompanying notes are an integral part of these financial statements.

                              UCBH HOLDINGS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                        ACCUMULATED
                                    COMMON STOCK         ADDITIONAL        OTHER                        TOTAL
                                ---------------------     PAID-IN      COMPREHENSIVE    RETAINED    STOCKHOLDERS'    COMPREHENSIVE
                                  SHARES      AMOUNTS     CAPITAL        INCOME(1)      EARNINGS       EQUITY           INCOME
                                ----------    -------    ----------    -------------    --------    -------------    -------------
Balance at December 31,
  1995.......................    6,000,000    $ 10       $  30,278     $(1,830)         $26,999          55,457
  Net income/(loss)..........                                                              (306)           (306)       $  (306)
  Other comprehensive income,
    net of tax...............                                             (807)                            (807)          (807)
                                                                                                                       -------
  Comprehensive
    income/(loss)............                                                                                           (1,113)
                                ----------    ----       ---------     -------          -------       ---------        -------
                                                                                                                       -------
Balance at December 31,
  1996.......................    6,000,000      10          30,278      (2,637)          26,693          54,344
  Net income.................                                                             7,299           7,299          7,299
  Other comprehensive income,
    net of tax...............                                              909                              909             909
                                                                                                                       -------
  Comprehensive income.......                                                                                           (8,208)
                                ----------    ----       ---------     -------          -------       ---------        -------
                                                                                                                       -------
Balance at December 31,
  1997.......................    6,000,000      10          30,278      (1,728)          33,992          62,552
  Net income.................                                                            10,888          10,888         10,888
  Other comprehensive income,
    net of tax...............                                              950                              950             950
                                                                                                                       -------
  Comprehensive income.......                                                                                          $11,838
                                                                                                                       -------
                                                                                                                       -------
  Conversion of long-term
    debt to affiliates to
    common stock.............    1,974,000       3          20,597                                       20,600
  Common stock issued........    9,333,333      93         128,555                                      128,648
  Common stock redeemed......   (7,974,000)    (13)       (119,987)                                    (120,000)
                                ----------    ----       ---------     -------          -------       ---------
Balance at December 31,
  1998.......................    9,333,333    $ 93       $  59,443     $  (778)         $44,880       $ 103,638
                                ----------    ----       ---------     -------          -------       ---------
                                ----------    ----       ---------     -------          -------       ---------

------------------

(1) Accumulated Other Comprehensive Income includes after tax net unrealized gains (losses) on securities available for sale.

   The accompanying notes are an integral part of these financial statements.

                               UCBH HOLDINGS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                         FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   1998         1997         1996
                                                                                 ---------    ---------    ---------
Operating activities
  Net income (loss)...........................................................   $  10,888    $   7,299    $    (306)
  Adjustments to reconcile net income to net cash provided by (used for)
    operating activities:
    Provision for loan losses.................................................       3,412        1,154        1,476
    (Increase) decrease in accrued interest receivable........................      (4,948)        (592)       1,140
    Depreciation and amortization of premises and equipment...................       2,643        2,254        1,981
    (Increase) decrease in other assets.......................................      (1,826)       2,808        1,439
    Increase (decrease) in accrued interest payable...........................       1,988          (49)        (663)
    (Gain) on sale of loans, securities and other assets......................        (845)        (556)        (939)
    Other, net................................................................         447         (699)       1,251
                                                                                 ---------    ---------    ---------
      Net cash provided by operating activities...............................   $  11,759    $  11,619    $   5,379
                                                                                 ---------    ---------    ---------

Investing activities
  Investments and mortgaged-backed securities held to maturity:
    Principal payments and maturities and securities called...................      27,018       37,980       56,095
    Purchases.................................................................      (5,678)        (200)         (80)
  Investments and mortgage-backed securities, available for sale:
    Principal payments and maturities and securities called...................      21,164       12,124       18,217
    Purchases.................................................................    (370,405)          --           --
    Sale of securities........................................................       5,476       23,495        8,800
  Loans purchased.............................................................     (36,447)     (44,416)      (7,643)
  Loans originated net of principal collections...............................    (262,431)    (151,373)     (41,348)
  Proceeds from the sale of loans.............................................      18,181       43,350          478
  Purchases of premises and equipment.........................................      (2,414)      (3,453)      (2,540)
  Proceeds from the sale of other assets......................................       1,937        8,196        5,265
                                                                                 ---------    ---------    ---------
      Net cash (used in) provided by investment activities....................   $(603,599)   $ (74,347)   $ (37,244)
                                                                                 ---------    ---------    ---------

Financing activities
  Net increase (decrease) in NOW and demand deposit and savings accounts......      51,606          (90)      14,719
  Net increase in time deposits...............................................     113,302       75,952       66,802
  Net increase (decrease) in borrowings.......................................     368,000           --     (128,600)
  Net (decrease) increase in long-term debt and capitalized interest component
    of long-term debt to affiliates...........................................     (20,060)       3,325        1,640
  Proceeds from issuance of common stock......................................      29,248           --           --
  Proceeds from issuance of guaranteed preferred beneficial interest in
    subordinated debentures...................................................      30,000           --           --
                                                                                 ---------    ---------    ---------
    Net cash provided by (used in) financing activities.......................   $ 572,096    $  79,187    $ (45,439)
                                                                                 ---------    ---------    ---------
(Decrease) increase in cash and cash equivalents..............................     (19,744)      16,459       (2,816)
Cash and cash equivalents at the beginning of the year........................      34,853       18,394       21,210
                                                                                 ---------    ---------    ---------
Cash and cash equivalents at the end of the year..............................   $  15,109    $  34,853    $  18,394
                                                                                 ---------    ---------    ---------
                                                                                 ---------    ---------    ---------

   The accompanying notes are an integral part of these financial statements.

                              UCBH HOLDINGS, INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                                         FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   1998         1997         1996
                                                                                 ---------    ---------    ---------
Supplemental disclosure of cash flow information
  Cash paid during the year for interest......................................      76,405       62,475       62,978
  Cash paid during the year for income taxes..................................       5,748        4,083          832
Supplemental schedule for noncash investing and financing activities
Receivable resulting from sale of servicing rights............................          --          371           --
Real estate acquired through foreclosure......................................       1,899        4,260        4,443
Long-term debt resulting from refinancing of long-term debt to affiliates.....          --       15,048           --

   The accompanying notes are an integral part of these financial statements.

                              UCBH HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

  Organization

     UCBH Holdings, Inc. (the Company), is a bank holding company that conducts its business through its principal subsidiary, United Commercial Bank (United or the Bank), a California state-chartered commercial bank. United offers a full range of commercial and consumer banking products through its retail branches and other banking offices in California.

  Principles of Consolidation and Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Substantially all loans are originated for portfolio and held for investment. All significant inter-company balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the December 31, 1998 presentation.

     On April 17, 1998, the Company completed a 6,000-for-1 stock split. Accordingly, the financial statements for all years presented have been restated to reflect the impact of the stock split. On April 17, 1998, the Company's long-term debt to affiliates was converted to 1,974,000 shares of common stock, as adjusted for the aforementioned stock split. Given the occurrence of this conversion, management has considered this long-term debt to affiliates as convertible debt for purposes of its calculation of diluted earnings per share.

  Risks and Uncertainties

     In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Related to interest rate risk is prepayment risk. Prepayment risk is the risk associated with the prepayment of assets, and the write-off of premiums associated with those assets, should interest rates fall dramatically. Credit risk is the risk of default, primarily in the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of securities, the value of collateral underlying loans receivable and the valuation of real estate owned.

     The Company is subject to the regulations of various governmental agencies. These regulations change significantly from period to period. Such regulations can also restrict the growth of the Company and United as a result of capital requirements. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions. Such changes may result from the regulators' judgments based on information available to them at the time of their examination.

  Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and noninterest bearing deposits, federal funds sold and securities purchased under agreements to resell. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES--(CONTINUED)

  Securities Purchased Under Agreements to Resell

     The Company periodically purchases securities under agreements to resell (repurchase agreements). The amounts advanced under such agreements represent short-term loans. During the agreement period, the securities are maintained by the dealer under a written custodial agreement that explicitly recognizes the Company's interest in the securities.

  Investment and Mortgage-backed Securities

     In accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) 'Accounting for Certain Investments in Debt and Equity Securities,' the Company has designated a portion of the investment and mortgage-backed securities portfolio as 'held to maturity' securities. As such, this portion of the portfolio is carried at cost, adjusted for the amortization of premiums and accretion of discounts. Cost is determined on a specific identification basis. Inasmuch as the Company has the ability and intent to hold the 'held to maturity' securities in its portfolio until maturity, the carrying value has not been adjusted to reflect decreases in market value from amortized cost, if any. Also in accordance with SFAS 115, the Company has designated a portion of the mortgage-backed securities portfolio as 'available for sale.' Such securities are carried at fair value. Fair value is the quoted market price. Unrealized holding gains or losses for 'available for sale' securities are excluded from earnings and reported in a separate component of stockholders' equity, net of tax. Premiums and discounts on investment and mortgage-backed securities are amortized against interest income, using the interest method, with the amortization period extending to the maturity date of the securities. Gains or losses on the sale of securities are recognized when sold.

  Loans

     Loans are carried at the principal balance outstanding adjusted for the amortization of premiums and the accretion of discounts. Premiums and discounts are recognized as an adjustment of loan yield by the interest method based on contractual term of the loans. Interest is accrued as earned.

     Loans are generally placed on nonaccrual status when the payments become 90 days past due, or earlier if, in management's opinion, the full and timely collection of principal or interest becomes uncertain. Any accrued and unpaid interest on such loans is reversed and charged against current income.

     The Company recognizes interest income on nonaccrual loans to the extent received in cash. However, where there is doubt regarding the ultimate collectibility of the loan principal, cash receipts, whether designated as principal or interest, are applied to reduce the carrying value of the loan.

     Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the loan yield over the contractual life of the loan. Amortization of deferred loan fees is discontinued on nonperforming loans.

     The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payment. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.

     When evaluating loans for possible impairment, the Company makes an individual assessment for impairment when and while such loans are on nonaccrual status, or the loan has been restructured. When a loan has been identified as being impaired, the amount of impairment will be measured by the Company using discounted cash flows, except when it is determined that the primary remaining source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by estimated costs to sell, will be used in place of discounted cash flows. The Company does not apply the loan-by-loan evaluation process described above to large groups of smaller balance homogeneous loans that

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES--(CONTINUED)

are evaluated collectively for impairment, such as residential mortgage (1 to 4 family) loans with balances up to $500,000, home equity, and other consumer loans.

     If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. The Company's charge-off policy with respect to impaired loans is similar to its charge-off policy for all loans. Specifically, loans are charged off in the month in which they are considered uncollectible.

     The adoption of SFAS 114 and 118 did not affect the Company's accounting policies regarding income recognition, charge-offs, or recoveries and did not affect the comparability of the Company's disclosures regarding classification of nonaccrual or other problem loans.

  Allowance for Loan Losses

     The allowance for loan losses is based on management's continuous evaluation of various factors affecting collectibility of the loan portfolio. These factors include, but are not limited to, changes in the composition of the portfolio, current and forecasted economic conditions, overall portfolio quality, review of specific problem loans, and historical loan-loss experience. The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known. The allowance is increased by provisions charged to expense and reduced by loan losses, net of recoveries.

     The determination of the allowance for loan losses is based on estimates that are susceptible to changes in the economic environment and market conditions. Management believes that, as of December 31, 1998 and 1997, the allowance for loan losses is adequate based on information currently available. If the strength of the economy in the Company's principal market areas is not sustainable, the Company's loan portfolios could be adversely affected and higher charge-offs and increases in non-performing assets could result. Such an adverse impact could also require a larger allowance for loan losses.

  Loan Servicing Assets

     Servicing assets consist of originated and capitalized excess mortgage servicing rights and are included in other assets. These rights are recorded based on the relative fair values of the servicing rights and underlying loans and are amortized over the period of the related loan servicing income stream. Amortization of these rights is reflected in the statement of income under the caption of loan servicing fees. The Company assesses servicing assets for impairment in accordance with the provisions of SFAS No. 125. For the years presented, servicing assets and the related amortization were not material.

  Premises and Equipment

     Premises and equipment are carried at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization are determined on a straight-line basis over the lesser of the estimated useful lives or the terms of the leases. Terms range from three to ten years for furniture, equipment, and computer software, and from forty to fifty years for premises.

  Other Real Estate Owned ('OREO')

     Foreclosed assets (other real estate owned) consist of properties acquired through, or in lieu of, foreclosure and are carried at the lower of cost or fair value (less estimated selling costs), and are included in other assets. Cost includes the unpaid loan balance adjusted for applicable accrued interest, unamortized deferred loan fees and acquisition costs. In the event that the fair value (less estimated selling costs) is less than cost at the time of acquisition, the shortfall is charged to the allowance for loan losses. Subsequent write-downs, if any, and disposition gains and losses are reflected as charges to current operations.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES--(CONTINUED)

  Goodwill

     Immaterial goodwill balances included in other assets are amortized over seven years.

  Securities Sold Under Agreements to Repurchase

     The Company periodically enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Fixed-coupon reverse repurchase agreements are treated as financing. Accordingly, the securities underlying the agreement remain in the asset accounts and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. The securities underlying the agreements are delivered to the dealers who arrange the transactions. Under some agreements, the dealers may sell, lend, or otherwise dispose of the securities to other parties and agree to resell to the Company substantially identical securities at the maturities of the agreements.

  Interest Rate Swap and Cap Agreements

     The Company periodically enters into interest rate swap and cap agreements as a means of managing its interest rate exposure. The differential received on interest rate swap agreements entered into to reduce the impact of changes in interest rates is recognized over the life of the agreements. Premiums paid on cap agreements are amortized over the life of the agreements. The results of cap transactions are recognized currently as an adjustment to interest expense.

  Accounting for Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), 'Accounting for Income Taxes.' SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company provides a valuation allowance against net deferred tax assets to the extent that realization of the assets is not considered more likely than not. The Company and United file a consolidated federal income tax return and a combined California tax return. The Company generally allows all tax benefits generated within the consolidated group to be retained by United.

  Earnings Per Share

     As of December 31, 1997, the Company adopted SFAS No. 128, 'Earnings per Share,' which specifies the computation, presentation and disclosure requirements for earnings per share ('EPS'). Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS considers the possible dilutive effect of instruments, such as convertible debt, convertible preferred stock, and stock options. Prior period EPS has been expanded to comply with the provisions of SFAS No. 128.

  Transfers of Financial Assets

     On January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities' (SFAS 125). SFAS 125 requires application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement also distinguishes transfers of financial assets that are sales from transfers of financial assets that are secured borrowings.

     On January 1, 1998, the Company adopted those provisions of SFAS No. 125, 'Accounting for Transfers and Servicing of Financial Assets, and Extinguishment of Liabilities,' that were deferred by SFAS No. 127, 'Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125--An Amendment of FASB Statement No. 125.' Such provisions included repurchase agreements, dollar rolls, securities lending and certain

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES--(CONTINUED)

other transactions. The adoption of SFAS 125 did not have a significant impact on the financial position, results of operations or capital of the Company.

  Segment Information

     The Company adopted SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information', on January 1, 1998. SFAS No. 131 supersedes SFAS No. 14 'Financial Reporting for Segments of a Business Enterprise' replacing the 'industry segment' approach with the 'management' approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the consolidated results of operations or consolidated financial position as previously reported.

2. RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133 (SFAS 133), 'Accounting for Derivative Instruments and Hedging Activities' will become effective for fiscal years beginning after June 15, 1999. SFAS 133 defines derivative instruments and requires that they be recognized as assets or liabilities in the statement of financial position, measured at fair value. It further specifies the nature of changes in the fair value of the derivatives which are included in the current period results of operations and those which are included in other comprehensive income. Management has not yet quantified the impact that SFAS 133 will have on the financial statements of the Company, if any.

     In October 1998, the SFAS issued SFAS 134 'Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans held for sale by a Mortgage Banking Enterprise, an Amendment of FASB Statement No. 65.' SFAS 134 requires that after an entity engaged in mortgage banking activities has securitized mortgage loans that are held for resale. it must classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments.

     Statement of Financial Accounting Standards No. 134 (SFAS 134) is effective from the first fiscal quarter beginning after December 15, 1998. The adoption of SFAS 134 is not expected to have a material effect on the Company's consolidated financial statements.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Bank is required to maintain a percentage of its deposits as reserves either in cash or on deposit at the Federal Reserve Bank. As December 31, 1998 and 1997, the reserve requirements were $2.4 million and $1.4 million, respectively.

4. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

     Securities purchased under agreements to resell averaged $8.4 million and $44.0 million during 1998 and 1997, respectively, and the maximum amounts outstanding at any month-end during 1998 and 1997 were $25.0 million and $70.0 million, respectively. At December 31, 1998, there were no securities purchased under agreements to resell. Securities purchased under agreement to resell totalled $21.0 million at December 31, 1997.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. INVESTMENT AND MORTGAGE-BACKED SECURITIES

     The amortized cost and approximate market value of investment securities and mortgage-backed securities classified as available for sale and held to maturity at December 31, 1998 and 1997 are shown below (dollars in thousands):

                                                                                          1998
                                                                    -------------------------------------------------
                                                                                   GROSS         GROSS
                                                                    AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                                                      COSTS        GAINS         LOSSES       VALUE
                                                                    ---------    ----------    ----------    --------
Investment securities available for sale
  Trust Preferred Securities.....................................   $  99,436          --        $1,725      $ 97,711
  Municipal Securities...........................................      43,617         847            --        44,464
  Other..........................................................       1,500          --            --         1,500
                                                                    ---------    ----------    ----------    --------
     Total investment securities available for sale..............     144,553         847         1,725       143,675
                                                                    ---------    ----------    ----------    --------
Mortgage-backed securities available for sale
  FNMA...........................................................      80,660          --         2,290        78,370
  GNMA...........................................................     114,403       1,152            --       115,555
  Other..........................................................      91,071         676            --        91,747
                                                                    ---------    ----------    ----------    --------
     Total mortgage-backed securities available for sale.........     286,134       1,828         2,290       285,672
                                                                    ---------    ----------    ----------    --------
Total investment and mortgage-backed securities available for
  sale...........................................................   $ 430,687      $2,675        $4,015      $429,347
                                                                    ---------    ----------    ----------    --------
                                                                    ---------    ----------    ----------    --------
Mortgage-backed securities held to maturity
  FHLMC..........................................................   $  44,218          --        $1,504      $ 42,714
  FNMA...........................................................     103,961          --         3,316       100,645
  Other..........................................................      10,031          --           318         9,713
                                                                    ---------    ----------    ----------    --------
     Total mortgage-backed securities held to maturity...........   $ 158,210          --        $5,138      $153,072
                                                                    ---------    ----------    ----------    --------
                                                                    ---------    ----------    ----------    --------

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. INVESTMENT AND MORTGAGE-BACKED SECURITIES--(CONTINUED)

                                                                                          1997
                                                                    -------------------------------------------------
                                                                                   GROSS         GROSS
                                                                    AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                                                      COST         GAINS         LOSSES       VALUE
                                                                    ---------    ----------    ----------    --------
Mortgage-backed securities available for sale
  FNMA...........................................................   $  87,237       $--          $2,929      $ 84,308
                                                                    ---------        --          ------      --------
                                                                    ---------        --          ------      --------
Investment securities held to maturity
  FHLB Note......................................................   $   2,000        --          $    2      $  1,998
  FNMA Note......................................................       2,000        --              --         2,000
                                                                    ---------        --          ------      --------
     Total investment securities held to maturity................       4,000        --               2         3,998
                                                                    ---------        --          ------      --------

Mortgage-backed securities held to maturity
  FHLMC..........................................................      48,536        --           1,918        46,618
  FNMA...........................................................     117,184        --           4,396       112,788
  Other..........................................................      16,075        --             509        15,566
                                                                    ---------        --          ------      --------
     Total mortgage-backed securities held to maturity...........     181,795        --           6,823       174,972
                                                                    ---------        --          ------      --------
Total investment and mortgage-backed securities held to
  maturity.......................................................   $ 185,795       $--          $6,825      $178,970
                                                                    ---------        --          ------      --------
                                                                    ---------        --          ------      --------

     During 1998, United purchased $368.9 million of securities in conjunction with a leverage strategy which was adopted to leverage the capital which was raised in April 1998. Included in the security purchases were $120.4 million of GNMA securities, $99.9 million of AAA rated fifteen-year mortgage-backed securities, $105.0 million of municipal bonds and $43.6 million of trust preferred securities. The average yield on the securities purchased was 6.73%.

     The interest income on the municipal securities which were purchased during 1998 and included in the 1998 results of operations was the stated yield of 5.00%. The tax equivalent yield on the securities was 7.41%.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. INVESTMENT AND MORTGAGE-BACKED SECURITIES--(CONTINUED)

     As of December 31, 1998, remaining maturities on mortgage-backed securities classified as held to maturity and available for sale were as follows (dollars in thousands):

                                                                                 1998
                                                                         ---------------------
                                                                         AMORTIZED     MARKET
                                                                           COST        VALUE
                                                                         ---------    --------
Available for sale:
  Investment securities available for sale
     In one year or less..............................................   $   1,500    $  1,500
     After ten years..................................................     143,053     142,175
                                                                         ---------    --------
                                                                         $ 144,553    $143,675
                                                                         ---------    --------
                                                                         ---------    --------

  Mortgage-backed securities available for sale
     After ten years..................................................     286,134     285,672
                                                                         ---------    --------
Total investment and mortgage-backed securities available
  for sale............................................................     430,687     429,347
                                                                         ---------    --------
Held to maturity:
  Mortgage-backed securities held to maturity:
     After one year through five years................................       1,970       1,934
     After five years through ten years...............................          40          40
     After ten years..................................................     156,200     151,098
                                                                         ---------    --------
Total mortgage-backed securities held to maturity.....................   $ 158,210    $153,072
                                                                         ---------    --------
                                                                         ---------    --------

     Approximately $448.5 million and $45.6 million of mortgage-backed securities have been pledged to secure contractual arrangements entered into by the Company at December 31, 1998 and 1997, respectively.

     Proceeds from the sale of available for sale securities during 1998, 1997, and 1996 totaled $5.5 million, $23.4 million, and $8.8 million, respectively. Gross realized losses totaled $6,000 in 1998, $806,000 in 1997, and $335,000 in 1996.

     There were no mortgage-backed securities sold under agreements to repurchase as of December 31, 1998 or 1997 or at any time during 1998.

     When the Company enters into these transactions, the obligations generally mature within one year and generally represent agreements to repurchase the same securities.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. LOANS

     As of December 31, 1998 and 1997, the composition of the loan portfolio was as follows (dollars in thousands):

                                                                        1998          1997
                                                                     ----------    ----------
Consumer
     Residential mortgage (one to four family)....................   $  790,789    $  691,167
     Home equity..................................................       14,450        16,743
     Other........................................................        2,261         2,732
                                                                     ----------    ----------
                                                                        807,500       710,642
                                                                     ----------    ----------

Commercial
     Secured by real estate--multi-family.........................      346,967       339,257
     Secured by real estate--nonresidential.......................      229,693       115,366
     Construction.................................................       61,486        26,603
     Commercial business..........................................       46,240        21,146
                                                                     ----------    ----------
                                                                        684,386       502,372
                                                                     ----------    ----------

Gross loans.......................................................    1,491,886     1,213,014
Net deferred loan costs...........................................          262         1,223
Allowance for loan losses.........................................      (14,922)      (12,142)
                                                                     ----------    ----------

Net loans.........................................................   $1,477,226    $1,202,095
                                                                     ----------    ----------
                                                                     ----------    ----------

     In the table above, construction loans are presented net of undrawn commitments of $121.3 million and $71.0 million at December 31, 1998 and 1997, respectively.

     As of December 31, 1998, loans at fixed interest rates amounted to $491.8 million, and loans at variable interest rates amounted to $1.00 billion. As of December 31, 1998, the portfolio above contained $704.6 million of loans that were interest-rate sensitive within one year, $313.7 million from one to five years, $120.1 million from five to ten years, $199.0 million from ten to twenty years and $154.5 million over twenty years. Loans of approximately $6.1 million and $9.9 million were on nonaccrual status at December 31, 1998 and 1997, respectively.

     As of December 31, 1998, loans with a book value and market value of $266.7 million were pledged to secure FHLB advances (see Note 9).

     The Company serviced real estate loans for others of $12.2 million and $11.0 million at December 31, 1998 and 1997, respectively. These loans are not included in the consolidated balance sheets. In connection therewith, the Company held trust funds of approximately $1.5 million and $2.1 million as of December 31, 1998 and 1997, respectively, all of which were segregated in separate accounts and included in the respective balance sheets.

     Some agreements with investors to whom the Company has sold loans have provisions which could require repurchase of loans under certain circumstances. Management does not believe that any such repurchases will be significant.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. LOANS--(CONTINUED)

     The following table sets forth impaired loan disclosures as of and for the year ended December 31, 1998, 1997, and 1996 (dollars in thousands):

                                                                     1998      1997      1996
                                                                    ------    ------    ------
Impaired loans with an allowance.................................   $1,359    $1,359    $2,894
Impaired loans without an allowance..............................       --        20     6,218
                                                                    ------    ------    ------
     Total impaired loans........................................   $1,359    $1,379    $9,112
                                                                    ------    ------    ------
                                                                    ------    ------    ------
Allowance for impaired loans under SFAS 114......................   $  109    $  109    $  315
                                                                    ------    ------    ------
                                                                    ------    ------    ------
Interest income recognized on impaired loans during
  the year.......................................................   $   89    $   68    $  181
                                                                    ------    ------    ------
                                                                    ------    ------    ------

     In the table above, loans included in the 'Impaired loans without an allowance' category are those loans for which the discounted cash flows, collateral value (net of estimated selling costs) or market price equals or exceeds the carrying value of the loan. Such loans do not require an allowance.

     For the years ended December 31, 1998, 1997 and 1996, the activity in the allowance for loan losses was as follows (dollars in thousands):

                                                                 1998       1997       1996
                                                                -------    -------    -------
Balance at beginning of year.................................   $12,142    $11,682    $13,699
Provision for loan losses....................................     3,412      1,154      1,476
Loans charged-off............................................      (681)    (1,069)    (4,562)
Recoveries...................................................        49        375      1,069
                                                                -------    -------    -------
Balance at end of year.......................................   $14,922    $12,142    $11,682
                                                                -------    -------    -------
                                                                -------    -------    -------

7. PREMISES AND EQUIPMENT

     As of December 31, 1998 and 1997, premises and equipment were as follows (dollars in thousands):

                                                                                      1998       1997
                                                                                     -------    -------
Land and buildings................................................................   $19,114    $19,054
Leasehold improvements............................................................     8,596      8,420
Equipment, furniture and fixtures.................................................    13,578     11,853
                                                                                     -------    -------
                                                                                      41,288     39,327
Less accumulated depreciation and amortization....................................   (17,826)   (15,396)
                                                                                     -------    -------
     Total........................................................................   $23,462    $23,931
                                                                                     -------    -------
                                                                                     -------    -------

     Depreciation and amortization expense was $2.6 million, $2.3 million and $2.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. DEPOSITS

     As of December 31, 1998 and 1997, deposit balances were as follows (dollars in thousands):


                                                                  1998                      1997
                                                         ----------------------    ----------------------
                                                                       WEIGHTED                  WEIGHTED
                                                                       AVERAGE                   AVERAGE
                                                          BALANCE        RATE        BALANCE       RATE
                                                         ----------    --------    ----------    --------
NOW and demand deposit accounts.......................   $  128,867      0.67%     $  111,984      0.80%
Money market accounts.................................       35,087      3.51%         20,986      2.48%
Savings accounts......................................      232,635      2.20%        212,013      2.11%
Time deposits:
     Less than $100,000...............................      878,197      4.88%        831,292      5.12%
     $100,000 or greater..............................      359,109      5.04%        292,712      5.41%
                                                         ----------      ----      ----------      ----
     Total............................................   $1,633,895      4.17%     $1,468,987      4.38%
                                                         ----------      ----      ----------      ----
                                                         ----------      ----      ----------      ----



     As of December 31, 1998, remaining maturities on time deposits were as follows (dollars in thousands):


1999........................................................   $1,214,009
2000........................................................       21,292
2001........................................................        1,102
2002........................................................          458
2003........................................................          225
Aggregate thereafter........................................          220
                                                               ----------
Total.......................................................   $1,237,306
                                                               ----------
                                                               ----------



     For the years ended December 31, 1998, 1997 and 1996, interest expense on deposits was as follows (dollars in thousands):


                                                                           1998       1997       1996
                                                                          -------    -------    -------
NOW and demand deposit accounts........................................   $   898    $   875    $   826
Money market accounts..................................................       742        517        561
Savings accounts.......................................................     4,918      4,834      4,772
Time deposits..........................................................    58,568     55,570     53,360
Less penalties for early withdrawal....................................      (236)      (283)      (246)
                                                                          -------    -------    -------
     Total.............................................................   $64,890    $61,513    $59,273
                                                                          -------    -------    -------
                                                                          -------    -------    -------



     As of December 31, 1998 and 1997, the composition of deposits by interest rate was as follows (dollars in thousands):


                                                                                  1998          1997
                                                                               ----------    ----------
Under 3%....................................................................   $  371,021    $  345,473
3.00% to 3.99%..............................................................      226,293        45,148
4.00% to 4.99%..............................................................      384,220       262,607
5.00% to 5.99%..............................................................      643,079       681,977
6.00% to 6.99%..............................................................        9,277       133,313
7.00% to 7.99%..............................................................           --            --
8.00% to 8.99%..............................................................            5           469
                                                                               ----------    ----------
     Total..................................................................   $1,633,895    $1,468,987
                                                                               ----------    ----------
                                                                               ----------    ----------


                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. FEDERAL HOME LOAN BANK ADVANCES

     The Company maintains a secured credit facility with the Federal Home Loan Bank of San Francisco (FHLB-SF) against which the Company may take advances. The terms of this credit facility require the Company to maintain in safekeeping with the FHLB-SF eligible collateral of at least 100% of outstanding advances. At December 31,1998, there were $368.0 million of advances outstanding, of which $135.0 million were short-term and $233.0 million were long-term. Included in the long-term advances as of December 31, 1998 were $216.0 million of advances with provisions which allow the FHLB-SF, at their option, to terminate the advances at quarterly intervals at specified periods ranging from three to five years beyond the advance dates. The advances were secured with mortgage-backed securities and loans. There were no advances outstanding at December 31, 1997.

     The fixed rate long-term debt outstanding as of December 31, 1998, of $233.0 million matures in 2008. The weighted average contractual maturity as of December 31, 1998 was 112 months. At December 31, 1998, credit availability under this facility was approximately $195.8 million.

     For the years ended December 31, 1997 and 1998, the following advances were outstanding (dollars in thousands):

                                                                                      1998       1997
                                                                                    --------    -------
FHLB of San Francisco advances
     Average balance outstanding.................................................   $186,504    $11,176
     Maximum amount outstanding at any month end period..........................    368,000     24,000
     Balance outstanding at end of period........................................    368,000         --
     Weighted average interest rate during the period............................       5.51%      5.55%
     Weighted average interest rate at end of period.............................       5.33%        --
     Weighted average remaining term to maturity at end of period................         --         --
Securities sold under agreements to repurchase
     Average balance outstanding.................................................   $    112    $ 5,375
     Maximum amount outstanding at any month end.................................         --         --
     Balance outstanding at end of period........................................         --         --
     Weighted average interest rate during the period............................       6.75%      5.47%
     Weighted average interest rate at end of period.............................         --         --
     Weighted average remaining term to maturity at end of period................         --         --

     The interest rate on this debt ranged from 4.77% to 6.03% and the weighted average interest rate was 5.33% at December 31, 1998 and 5.51% for the year then ended. Interest is paid quarterly on substantially all of these advances and principal is due at maturity. The interest expense on such advances was $10.9 million for the year ended December 31, 1998.

10. LONG-TERM DEBT TO AFFILIATES

     Included in liabilities at December 31, 1997 was $20.1 million of long-term debt, including capitalized interest, payable to affiliates. The two notes comprising this debt had a stated interest rate of 10.0%. Such notes were paid in April 1998.

11. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES OF UCBH HOLDINGS, INC. (UCBH)

     On April 17, 1998, UCBH Trust Co. (the 'Trust'), a Delaware statutory business trust owned by the Company, issued $30 million of 9.375% Guaranteed Preferred Beneficial Interest in the UCBH's Subordinated Debentures ('Capital Securities'). The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in 9.375% Junior Subordinated Debentures issued by the UCBH. The Junior Subordinated Debentures mature on May 1, 2028. Payment of distributions out of the monies held by the Trust

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES OF UCBH HOLDINGS, INC. (UCBH)--(CONTINUED)

and payments on liquidation of the Trust or the redemption of the Capital Securities are guaranteed by the UCBH to the extent the Trust has funds available therefor. The obligations of the UCBH under the Guarantee and the Junior Subordinated Debentures are subordinate and junior in right of payment to all indebtedness of the UCBH and will be structurally subordinated to all liabilities and obligations of the UCBH's subsidiaries. Distributions on the Capital Securities are payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 1998. The Junior Subordinated Debentures are not redeemable prior to May 1, 2005, unless certain events have occurred. The proceeds from the issuance of the Capital Securities were used primarily to provide additional capital for the Bank.

     Interest expense on the Capital Securities was $2.0 million for the year ended December 31, 1998.

12. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

     The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken could have direct material effect on the Bank's financial statements.

     Under capital adequacy guidelines and the regulatory framework for prompt corrective action the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and carryovers are also subject to qualitative judgements by the regulators about components, true weighings, and other factors.

     Qualitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk weighed assets (as defined), and of Tier I Capital (as defined) to average assets (as defined).

     Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1997, the Bank met the 'well capitalized' requirements under the regulatory framework for prompt corrective action.

     To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratio as set forth in the table. There are no conditions or events since December 31, 1997 that management believe have changed the institution's category.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS--(CONTINUED)

     The Company's and the Bank's actual capital amounts and ratios are also presented in the following table (dollars in thousands):

                                                                                                  TO BE WELL
                                                                                               CAPITALIZED UNDER
                                                                            FOR CAPITAL        PROMPT CORRECTIVE
                                                        ACTUAL           ADEQUACY PURPOSES     ACTION PROVISIONS
                                                   -----------------     -----------------     -----------------
                                                    AMOUNT     RATIO      AMOUNT     RATIO      AMOUNT     RATIO
                                                   --------    -----     --------    -----     --------    -----
As of December 31, 1998;
Total Capital (to risk weighted assets)
  United Commercial Bank........................   $145,904    11.61%    $100,539     8.00%    $125,674    10.00%
  UCBH Holdings, Inc............................    149,065    11.84      100,685     8.00
Tier I Capital (to risk weighted assets)
  United Commercial Bank........................   $130,982    10.42%    $ 50,270     4.00%    $ 75,404     6.00%
  UCBH Holdings, Inc............................    134,143    10.66       50,342     4.00
Tier I Capital (to average assets)
  (Leverage Ratio)
  United Commercial Bank........................   $130,982     6.25%    $ 83,780     4.00%    $104,725     5.00%
  UCBH Holdings, Inc............................    134,143     6.39       83,927     4.00

     The following is a reconciliation of capital under Generally Accepted Accounting Principles ('GAAP') with regulatory capital at December 31, 1998 (dollars in thousands):

                                                           TIER I CAPITAL                     RISK-BASED CAPITAL
                                                  ---------------------------------    ---------------------------------
                                                      UNITED              UCBH             UNITED              UCBH
                                                  COMMERCIAL BANK    HOLDINGS, INC.    COMMERCIAL BANK    HOLDINGS, INC.
                                                  ---------------    --------------    ---------------    --------------
GAAP Capital...................................      $ 130,477          $103,638          $ 130,477          $103,638
Nonallowable components:
  Unrealized losses on securities available for
     sale......................................            778               778                778               778
  Goodwill.....................................           (256)             (256)              (256)             (256)
     Servicing rights..........................            (17)              (17)               (17)              (17)
Additional capital components:
  Guaranteed preferred beneficial interests in
     junior subordinated debentures............             --            30,000                 --            30,000
     Allowance for loan losses--limited........             --                --             14,922            14,922
                                                     ---------          --------          ---------          --------
Regulatory capital.............................      $ 130,982          $134,143          $ 145,904          $149,065
                                                     ---------          --------          ---------          --------
                                                     ---------          --------          ---------          --------

     During 1998, in a Private Offering the Company issued common stock to various purchasers raising $128,648,000 net of issue costs. In conjunction with the Private Offering and pursuant to the terms of an Exchange and Redemption Agreement (the Agreement) with Selling Stockholders, $20,600,000 of Long Term Debt to affiliates, which was due to Selling Stockholders, was exchanged for shares of Common Stock. The Company used approximately $120,000,000 of the proceeds raised to redeem all of the shares of Common Stock then owned by the Selling Shareholders, which included the shares of Common Stock exchanged for the Long Term Debt to Affiliates. As a result, the Selling Shareholders are no longer affiliated with the Company.

     The Company and United are prohibited by federal regulations from paying dividends if the payment would reduce their regulatory capital below certain minimum requirements. The Company did not declare or pay dividends in the years ended December 31, 1998 or 1997.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominator of the basic and diluted earnings per share:

                                                          YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                                         -----------------------------------------------
                                                           INCOME             SHARES           PER SHARE
                                                         (NUMERATOR)       (DENOMINATOR)        AMOUNT
                                                         -----------       -------------       ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                            AMOUNTS)
1998:
  Basic:
     Net income.......................................     $10,888            8,351,852         $  1.30
  Effect of long-term debt to affiliates..............         347              581,233
                                                           -------            ---------
  Diluted:
     Net income and assumed conversions...............     $11,235            8,933,085         $  1.26
                                                           -------            ---------
                                                           -------            ---------
1997:
  Basic:
     Net income.......................................     $ 7,299            6,000,000         $  1.22
  Effect of long-term debt to affiliates..............       1,077            1,974,000
                                                           -------            ---------
  Diluted:
     Net income and assumed conversions...............     $ 8,376            7,974,000         $  1.05
                                                           -------            ---------
                                                           -------            ---------
1996:
  Basic:
     Net loss.........................................     $  (306)           6,000,000         $ (0.05)
  Effect of long-term debt to affiliates..............         968            1,974,000
                                                           -------            ---------
  Diluted:
     Net income and assumed conversions...............     $   662            7,974,000         $ (0.05)
                                                           -------            ---------
                                                           -------            ---------

     For the years ended December 31, 1998, 1997 and 1996, the assumed conversions of long-term debt to affiliates would be considered anti-dilutive. Accordingly, diluted loss per share for these periods is equal to basic loss per share.

14. SEGMENT INFORMATION

     The Company adopted SFAS No. 131 'Disclosures about Segments of an Enterprise and Related Information', on January 1, 1998. SFAS No. 131 supersedes SFAS No. 14 'Financial Reporting for Segments of a Business Enterprise' replacing the 'industry segment' approach with the 'management' approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the consolidated results of operations or consolidated financial position as previously reported.

     The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business into two reportable segments: Consumer Banking and Commercial Banking. Both segments serve all of California's citizens. Historically, our customer base has been primarily the ethnic Chinese communities located mainly in the San Francisco Bay area, Sacramento/Stockton and metropolitan Los Angeles.

     The financial results of the Company's operating segments are presented on an accrual basis. There are no significant differences between the accounting policies of the segments as compared to the Company's consolidated financial statements. The Company evaluates the performance of its segments and allocates

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14. SEGMENT INFORMATION--(CONTINUED)

resources to them based on interest income, interest expense and net interest income. There are no material intersegment revenues.

     The table below presents information about the Company's operating segments for the years ended December 31, 1998, 1997 and 1996 respectively.

IN MILLIONS
                                                                                          RECONCILING
                                                              CONSUMER      COMMERCIAL       ITEMS          TOTAL
                                                              ---------     ----------    -----------     ---------
1998
  Net interest income......................................      38,751        13,686           --           52,437
  Segment profit...........................................       8,278         2,614           (4)          10,888
  Segment assets...........................................   1,467,676       679,656           --        2,147,332

1997
  Net interest income......................................      33,265        10,074           --           43,339
  Segment profit...........................................       5,184         2,565         (450)(2)        7,299
  Segment assets...........................................   1,064,717       496,933           --        1,561,650

1996
  Net interest income......................................      29,662         9,347           --           39,009
  Segment profit...........................................      (2,244)(1)     2,151         (213)(2)         (306)
  Segment assets...........................................     971,403       503,213           --        1,474,617

------------------
(1) Segment profit in 1996 includes $7.7 million before tax assessment to recapitalize the SAIF.

(2) Reconciling items represent losses on sale of securities, net of taxes.

15. STOCK OPTION PLAN

     In May 1998, the Company adopted a Stock Option Plan ('Plan') which provides for the granting of stock options to eligible officers, employees and directors of the Company and United. The Company has reserved 653,333 shares of Common Stock to be issued pursuant to the Plan. All of the options are exercisable for ten years following the option grant date, vest over a three year period and have an exercise price of $15.00. There were no exercisable options at December 31, 1998. Stock Options were issued at an exercise price of $15.00 per share, which approximated the fair value of the underlying common stock at the date of grant. The following table summarizes the stock option activity during the year ended December 31, 1998.

Options outstanding at December 31, 1997.................................          0
Options granted during 1998..............................................    620,000
Options forfeited during 1998............................................          0
Options exercised during 1998............................................          0
Options expired during 1998..............................................          0
Options outstanding at December 31, 1998.................................    620,000

Exercise price of all options............................................     $15.00
Market value of stock date of grant......................................     $15.00
Market value of stock at December 31, 1998...............................     $13.25

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123), 'Accounting for Stock-Based Compensation.' This Statement establishes a new fair value based accounting method for stock-based compensation for plans and encourages, but does not require, employers to adopt the new method in place for the provisions of Accounting Principles Board ('APB') Release No. 25. Companies may

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. STOCK OPTION PLAN--(CONTINUED)

continue to apply the accounting provisions of APB 25 in determining net income. However, they must apply the disclosure requirements of SFAS 123 for all grants issued after 1994.

     The Company elected to apply the provisions of APB 25 in accounting for the employee stock plan described above. Accordingly, no compensation cost has been recognized for stock options granted under the Plan. Had compensation cost for these plans been determined based on the fair value method under SFAS 123, there would have been no change in the Company's net income or net income per share.

16. FEDERAL AND STATE TAXES ON INCOME

     Following is a summary of the provision for taxes on income (dollars in thousands):

                                                                           YEARS ENDED
                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                     1998      1997      1996
                                                                    ------    ------    ------
Current tax expense:
  Federal........................................................   $6,080    $3,244    $  174
  State..........................................................    1,282     1,881        28
                                                                    ------    ------    ------
                                                                     7,362     5,125       202
                                                                    ------    ------    ------
Deferred tax (benefit) expense:
  Federal........................................................      411     1,155      (327)
  State..........................................................       82      (490)      (52)
                                                                    ------    ------    ------
                                                                       493       665      (379)
                                                                    ------    ------    ------
                                                                    $7,855    $5,790    $ (177)
                                                                    ------    ------    ------
                                                                    ------    ------    ------

     Deferred tax liabilities (assets) are comprised of the following (dollars in thousands):

                                                                               YEARS ENDED
                                                                               DECEMBER 31,
                                                                            ------------------
                                                                             1998       1997
                                                                            -------    -------
Deferred tax liabilities:
  Deferred loan fees.....................................................   $ 2,786    $ 2,772
  FHLB dividends.........................................................     2,691      3,216
  Purchase accounting adjustments........................................       177        190
  Market value adjustments on certain loans and securities...............        --         81
  Other..................................................................        48        145
                                                                            -------    -------
                                                                              5,702      5,504
                                                                            -------    -------
Deferred tax assets:
  Loan and OREO loss allowances..........................................    (4,927)    (3,739)
  Market value adjustments on certain loans and securities...............    (1,243)        --
  Depreciation...........................................................      (637)      (282)
  Unrealized losses on securities available for sale.....................      (546)    (1,130)
  State taxes............................................................      (322)      (404)
  Compensation and benefits..............................................      (271)      (293)
  AMT credit carryover...................................................        --     (1,166)
  Other..................................................................      (204)    (2,015)
                                                                            -------    -------
                                                                             (8,150)    (9,029)
                                                                            -------    -------
Net deferred tax assets..................................................   $(2,448)   $(3,525)
                                                                            -------    -------
                                                                            -------    -------

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

16. FEDERAL AND STATE TAXES ON INCOME--(CONTINUED)

     The following table reconciles the statutory income tax rate to the consolidated effective income tax rate:

                                                                            YEARS ENDED
                                                                           DECEMBER 31,
                                                                     -------------------------
                                                                     1998      1997      1996
                                                                     -----     -----     -----
Federal income tax rate..........................................     35.0%     34.0%    (34.0%)
State franchise tax rate, net of federal income tax effects......      6.9%      7.2%     (7.6%)
                                                                     -----     -----     -----
Statutory income tax rate........................................     41.9%     41.2%    (41.6%)
                                                                     -----     -----     -----
Increase (reduction) in tax rate resulting from:
  Tax exempt income..............................................     (1.9%)      --        --
  Amortization of intangibles....................................      0.1%     (0.2%)     2.0%
  Reversal of taxes previously provided..........................       --        --        --
  Reversal of allowance..........................................       --      (2.2%)      --
                                                                     -----     -----     -----
  Other, net.....................................................      3.7%      5.0%      3.0%
                                                                     -----     -----     -----
                                                                      43.8%     44.2%    (36.6%)
                                                                     -----     -----     -----
                                                                     -----     -----     -----

     Taxes on income included the following (dollars in thousands):

                                                                               YEARS ENDED
                                                                               DECEMBER 31,
                                                                            ------------------
                                                                             1998       1997
                                                                            -------    -------
Net deferred (asset) liability:
  Federal income tax.....................................................   $(2,036)   $(3,121)
  State franchise tax....................................................      (412)      (404)
                                                                            -------    -------
                                                                             (2,448)    (3,525)
                                                                            -------    -------
(Prepaid income taxes) taxes payable.....................................       877         40
                                                                            -------    -------
                                                                            $(1,571)   $(3,485)
                                                                            -------    -------
                                                                            -------    -------

     The Company computes its bad debt deduction using the direct charge-off method for Federal tax purposes. For state tax purposes, the Company uses the experience method which considers the current year charge-offs together with those from the previous five years.

     Tax years 1996 through 1998 remain open for Internal Revenue Service purposes and tax years 1994 through 1998 remain open for California Franchise Tax Board purposes.

17. DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to derivative financial instruments and financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. The Company does not hold or issue financial instruments for trading purposes. Financial instruments in the normal course of business include commitments to extend and purchase credit forward commitments to sell loans, letters of credit and interest-rate caps. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17. DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK--(CONTINUED)

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest-rate swap and cap transactions and forward commitments to sell loans, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of its interest-rate swap and cap agreements and forward commitments to sell loans through credit approvals, limits, and monitoring procedures. The Company does not require collateral or other security to support interest-rate swap transactions with credit risk.

     Contract or notional amounts of derivative financial instruments and financial instruments with off-balance-sheet risk as of December 31, 1998 and 1997 are as follows (dollars in millions):

                                                                                          1998       1997
                                                                                        ---------  ---------
Financial instruments whose contract amounts represent credit risk:
  Commitments to extend credit:
     Consumer (including residential mortgage)........................................  $    33.2  $    65.0
     Commercial (excluding construction)..............................................       44.6       10.8
     Construction.....................................................................      135.0       78.7
  Letters of credit...................................................................        4.5        1.9
Financial instruments whose notional or contract amounts exceed the amount of credit risk:
  Interest-rate cap agreements........................................................      200.0         --
  Forward commitments to sell loans...................................................         --        3.5

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held generally includes residential or commercial real estate, accounts receivable, or other assets.

     Commitments to purchase loans are agreements to buy loans from a primary broker/dealer as long as there are no violations of any condition established in the contract. Commitments terminate on the final closing date mutually agreed upon by the purchaser and seller as defined in the contract. The Company evaluates each loan's worthiness on a loan-by-loan basis. Each loan is collateralized by residential real estate.

     Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. These letters of credit are usually secured by inventories or by deposits held at the Company.

     In order to minimize the exposure arising from forward contracts, the Company enters into hedge options from time to time. Interest rate caps are interest rate protection instruments that involve the payment from the seller to the buyer of an interest differential. This differential represents the difference between current interest rates and agreed-upon rate applied to a notional principal amount. The Company is a purchaser of interest rate caps. At December 31, 1998 the Company had LIBOR-based interest rate caps with a notional amount of $200.0 million outstanding. The Company had no interest rate caps outstanding as of December 31, 1997.

     Interest rate swap transactions generally involve the exchange of fixed- and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Interest-rate swaps are entered into to reduce the Company's exposure to interest rate movements and are used as part of asset/liability management.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17. DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK--(CONTINUED)

The Company typically becomes a principal in the exchange of fixed- and floating-rate interest payment obligations with another party and, therefore, is exposed to loss if the other party defaults. The Company minimizes this risk by performing normal credit reviews on its swap counter parties.

     Entering into interest-rate cap and swap agreements involves not only the risk of dealing with counter parties and their ability to meet the terms of the contracts. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

     For the years ended December 31, 1998 and 1996, costs associated with the interest rate caps and swaps negatively impacted net interest income by $638,000 and $137,000, respectively. The Company incurred no expenses related to interest rate caps or swaps during the year ended December 31, 1997.

     Forward contracts are contracts for delayed delivery of securities or loans in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in security values and interest rates. In order to minimize the exposure arising from forward contracts, the Company may enter into long put and call options. There were no long put or call options outstanding at December 31, 1998. At December 31, 1997, the Company had long put and call options amounting to $1.0 million and $600,000, respectively.

18. CONCENTRATIONS OF CREDIT RISK

     All of the Company's loan activity is with customers located throughout the state of California. Substantially all residential and commercial real estate loans are secured by properties located in the state of California.

     Substantially all real estate loans in the portfolio are originated at 80% loan-to-value or less. Management believes that the risk of significant losses in excess of underlying collateral value is low.

19. LEASE COMMITMENTS AND CONTINGENT LIABILITIES

  Lease Commitments

     The Company leases various premises under noncancellable operating leases, many of which contain renewal options and some of which contain escalation clauses.

     Future minimum rental payments, which do not include common area costs, due each year under existing operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1998, are payable as follows (dollars in thousands):

1998.....................................................................  $   2,878
1999.....................................................................      2,688
2000.....................................................................      2,284
2001.....................................................................      2,017
2002.....................................................................      1,716
Aggregate thereafter.....................................................      9,352
                                                                           ---------
Total minimum payments required..........................................  $  20,935
                                                                           ---------
                                                                           ---------

     Rental expense was approximately $3.4 million, $3.2 million and $3.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

19. LEASE COMMITMENTS AND CONTINGENT LIABILITIES--(CONTINUED)

  Contingent Liabilities

     The Company is subject to pending or threatened actions and proceedings arising in the normal course of business. In the opinion of management, the ultimate disposition of all pending or threatened actions and proceedings will not have a material adverse effect on the Company's operations or financial condition.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, 'Disclosures about Fair Value of Financial Instrument,' requires all entities to estimate the fair value of all financial instrument assets, liabilities, and off-balance-sheet transactions. Fair values are point-in-time estimates that can change significantly based on numerous factors. Accordingly, management cannot provide any assurance that the estimated fair values presented below could actually be realized. The fair value estimates for financial instruments were determined as of December 31, 1998 and 1997, by application of the described methods and significant assumptions.

  Cash and Short-Term Investments

     For these short-term instruments, the carrying value of $15.1 million at December 31, 1998 and $34.8 million at December 31, 1997 is a reasonable estimate of fair value.

  Investment And Mortgage-Backed Securities

     The aggregate fair value of investment and mortgage-backed securities is $602.8 million at December 31, 1998 and $277.2 million at December 31, 1997. Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  Loans Receivable

     The aggregate fair value of loans receivable is $1.51 billion at December 31, 1998 and $1.21 billion at December 31, 1997. Fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings at the same remaining maturities. In addition, the allowance for loan losses was considered a reasonable adjustment for credit risk for the entire portfolio.

  Capitalized Servicing Fees

     Fair value is estimated by discounting estimated future cash flows using current rates which are required for similar assets. Fair value is estimated to be the same as the carrying value of $166,000 at December 31, 1998 and $429,000 at December 31, 1997.

  Deposit Liabilities

     Fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The aggregate fair value of deposits is $1.64 billion at December 31, 1998 and $1.43 billion at December 31, 1997.

  Federal Home Loan Bank Advances

     Fair value of Federal Home Loan Bank advances is estimated using the rates currently being offered for advances with similar remaining maturities. The aggregate fair value of Federal Home Loan Bank advances at December 31, 1998 was $376.9 million. There were no Federal Home Loan Bank advances outstanding at December 31, 1997.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

20. FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONTINUED)

  Long-term Debt to Affiliates

     Due to the related party nature of the Company's long-term debt outstanding as of December 31, 1997, management does not believe that fair value estimates are meaningful. Accordingly, such estimates have not been presented.

  Securities Sold Under Agreement to Repurchase

     No securities sold under agreement to repurchase were outstanding at December 31, 1998 or 1997.

  Interest Rate Swap and Cap Agreements

     The fair value of the swap and cap agreements used for hedging purposes is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap and cap counter parties. The fair market value of cap agreements at December 31, 1998 was $2.0 million. There were no swap agreements at December 31, 1998 and 1997.

  Commitments to Extend Credit, Commitments to Purchase Loans, Securities Sold But Not Owned, and Options on Interest Rate Futures

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed-rate commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Fair values for securities sold but not owned and options on interest rate futures are based on quoted market prices or dealer quotes. The fair value of commitments to extend credit and commitments to purchase loans cannot be readily determined. There were no put or call options at December 31, 1998. The fair value of put and call options on interest rate futures at December 31, 1997 was $56,875 and $28,437, respectively.

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

21. PARENT COMPANY

     Condensed unconsolidated financial information of UCBH Holdings, Inc. is presented below. See Note 10 for information regarding the Company's long-term debt.

                            CONDENSED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                    FOR THE YEARS ENDED
                                                                                       DECEMBER 31,
                                                                                   ---------------------
                                                                                      1998       1997
                                                                                   ----------  ---------
                                     ASSETS
Cash and due from banks..........................................................  $       --  $      56
Investment and mortgage-backed securities available for sale, at fair value......       1,500         --
Investment in subsidiaries.......................................................     130,477     82,556
Other assets.....................................................................       2,361         --
                                                                                   ----------  ---------
  Total assets...................................................................  $  134,338  $  82,612
                                                                                   ----------  ---------
                                                                                   ----------  ---------

                                   LIABILITIES
Long-term debt to affiliates.....................................................  $       --  $  20,060
Accrued interest payable.........................................................         469         --
Other liabilities................................................................         231         --
Junior subordinated debentures payable to UCBH Trust Co..........................      30,000         --
                                                                                   ----------  ---------
  Total liabilities..............................................................      30,700     20,060
                                                                                   ----------  ---------
                                                                                   ----------  ---------

                              STOCKHOLDERS' EQUITY
Common stock.....................................................................          93         10
Additional paid-in capital.......................................................      59,443     30,278
Subsidiary's accumulated other comprehensive income..............................        (778)    (1,728)
Retained earnings................................................................      44,880     33,992
                                                                                   ----------  ---------
  Total stockholders' equity.....................................................     103,638     62,552
                                                                                   ----------  ---------
  Total liabilities and stockholders' equity.....................................  $  134,338  $  82,612
                                                                                   ----------  ---------
                                                                                   ----------  ---------

                              UCBH HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

21. PARENT COMPANY--(CONTINUED)

                         CONDENSED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                FOR THE YEARS ENDED
                                                                                   DECEMBER 31,
                                                                          -------------------------------
                                                                            1998       1997       1996
                                                                          ---------  ---------  ---------
                                 INCOME
Interest income on investment securities................................  $      50         --         --
Dividends from subsidiary...............................................      1,625        250         --
Miscellaneous income....................................................          6         --         --
                                                                          ---------  ---------  ---------
  Total income..........................................................      1,681        250         --
                                                                          ---------  ---------  ---------
                                EXPENSE
Interest expense on junior subordinated debentures......................      1,985         --         --
Interest expense in long-term debt to affiliates........................        599      1,825      1,640
Miscellaneous expense...................................................        257        205         --
                                                                          ---------  ---------  ---------
  Total expense.........................................................      2,841      2,030      1,640
                                                                          ---------  ---------  ---------
Loss before taxes and equity in undistributed net loss of subsidiary....     (1,160)    (1,780)    (1,640)
Income tax benefit......................................................        827         --         --
Equity in undistributed net income (loss) of subsidiary.................     11,221      9,079      1,334
                                                                          ---------  ---------  ---------
  Net income (loss).....................................................  $  10,888  $   7,299  $    (306)
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

                       CONDENSED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                      FOR THE YEARS ENDED
                                                                                         DECEMBER 31,
                                                                                -------------------------------
                                                                                  1998       1997       1996
                                                                                ---------  ---------  ---------
                             OPERATING ACTIVITIES
  Net income (loss)...........................................................  $  10,888  $   7,299  $    (306)
     Adjustment to reconcile net income to net cash provided by (used for)
       operating activities:
       Equity in undistributed net (income) loss of subsidiary................    (11,221)    (9,079)    (1,334)
       Increase in other assets...............................................     (2,361)        --         --
       Increase in accrued interest payable...................................        469         --         --
       Increase in other liabilities..........................................        231         --         --
       Decrease in dividends payable..........................................         --         --         --
                                                                                ---------  ---------  ---------
          Net cash used for operating activities..............................     (1,994)    (1,780)    (1,640)
                                                                                ---------  ---------  ---------

                             INVESTING ACTIVITIES
  Purchases of investments and mortgage-backed securities, available for
     sale.....................................................................     (1,500)        --         --
  Capital contribution to subsidiaries........................................    (35,750)    (1,500)        --
                                                                                ---------  ---------  ---------
          Net cash used in investing activities...............................    (37,250)    (1,500)        --
                                                                                ---------  ---------  ---------

                             FINANCING ACTIVITIES
  Proceeds from issuance of common stock, net of redemptions and of issue
     costs....................................................................     29,248         --         --
  Proceeds from issuance of junior subordinated debentures to UCBH Trust
     Co.......................................................................     30,000         --         --
  Long-term debt to affiliates issued.........................................         --      1,500         --
  Long-term debt to affiliates repaid.........................................         --         --         --
  Increase in capitalized interest component of long-term debt to
     affiliates...............................................................    (20,060)     1,825      1,640
                                                                                ---------  ---------  ---------
          Net cash provided by financing activities...........................     39,188      3,325      1,640
                                                                                ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents..........................        (56)        45         --
Cash and cash equivalents beginning of year...................................         56         11         11
                                                                                ---------  ---------  ---------
Cash and cash equivalents end of year.........................................  $      --  $      56  $      11
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

================================================================================

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR OTHER INFORMATION TO WHICH THIS PROSPECTUS REFERS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHOULD CAUSE YOU TO IMPLY, UNDER ANY CIRCUMSTANCES, THAT THE AFFAIRS OF UCBH HOLDINGS HAVE NOT CHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS NOT PERMITTED.

                            ------------------------

                                TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Summary.........................................
Selected Consolidated Financial Data............
Risk Factors....................................
The Private Offerings and the Redemption
  Transactions..................................
Use of Proceeds.................................
Dividends and Market for Common Stock...........
Ratio of Earnings to Combined Fixed Charges.....
Consolidated Statements of Operations...........
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................
Business........................................
Supervision and Regulation......................
Management of the Company and the Bank..........
Description of Capital Stock of the Company.....
Restrictions on Acquisition.....................
Anti-Takeover Effects of the Company's
  Certificate Of Incorporation and Bylaws and
  Management Remuneration.......................
Registration Rights.............................
Selling Holders.................................
Plan of Distribution............................
Shares Eligible for Future Sale.................
Experts.........................................
Legal Matters...................................
Additional Information..........................
Index to Consolidated Financial Statements......

                            ------------------------

================================================================================

================================================================================
                                5,685,665 SHARES



                                     [LOGO]



                              UCBH HOLDINGS, INC.



                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)





                            ------------------------
                                   PROSPECTUS
                            ------------------------




                                  MAY   , 1999

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.(1)

The following statement sets forth the estimated amount of expenses (other than the underwriting discounts and commissions) to be incurred in connection with the issuance and distribution of the securities being registered.





SEC filing fee(1).....................................................  $ 41,300
Exchange listing fee(1)...............................................    40,833
Printing and distribution.............................................    25,000
Legal fees and expenses ..............................................   150,000
Accounting fees and expenses..........................................    50,000
Blue Sky fees and expenses............................................     5,000
Miscellaneous.........................................................     2,867
                                                                        --------

TOTAL    .............................................................  $315,000

--------------------
(1) Actual expenses based upon the registration of 9,333,333 shares at $15.00 per share. All other expenses are estimated.


Item 14.  Indemnification of Directors and Officers.

In accordance with the General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), Articles 10 and 11 of the Registrant's Certificate of Incorporation provide as follows:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent, or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH:

A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 15.  Recent Sales of Unregistered Securities

In accordance with Item 701 of Regulation S-K, the following information is presented with respect to securities sold by the Registrant within the past three years which were not registered under the Securities Act of 1933, as amended ("Securities Act"):

          (a) On April 17, 1998, the Registrant sold in a private placement an aggregate of 9.3 million share of its common stock, par value $.01 per share ("Common Stock"). Additionally, on that date, UCBH Trust Co. (the "Trust"), a statutory business trust formed under the laws of the State of Delaware and sponsored by the Registrant, sold $30 million aggregate liquidation amount of its 9 3/8% Capital Securities (liquidation amount $1,000 per Capital Security) (the "Capital Securities"). The proceeds from the sale of the Capital Securities and 938 of the Common Securities of the Trust to the Registrant (together, the "Trust Securities") were used to purchase $30,928,000 principal amount of the Registrant's 9 3/8% Junior Subordinated Deferrable Interest Debentures due May 1, 2028.

         (b) Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") acted as Placement Agent for the Registrant and the Trust in connection with the private placement transaction. The Common Stock and the Capital Securities were offered and sold to institutional and accredited investors.

         (c) The Registrant's Common Stock was sold for an aggregate price of $140 million. The Trust's Capital Securities were sold for an aggregate price of $30 million. Sandler O'Neill received an aggregate of $11.5 million as compensation in the transaction, plus reimbursement of expenses.

         (d) Based upon representations of the offerees and purchasers, the Common Stock and the Capital Securities were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act and in compliance with Rules 502 and 506 promulgated thereunder.

         (e)   Not applicable.

         (f)   Not applicable.


Item 16.  Exhibits and Financial Statement Schedules

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a) List of Exhibits (Filed herewith unless otherwise noted)

3.1      Amended and Restated Certificate of Incorporation of UCBH Holdings,
         Inc.*
3.2      Bylaws of UCBH Holdings, Inc.*
4.0      Form of Stock Certificate of UCBH Holdings, Inc.*
4.1 Purchase Agreement among UCBH Holdings, Inc., Sandler O'Neill and the Purchasers named therein, dated April 13, 1998 *
4.2 Registration Rights Agreement between UCBH Holdings, Inc., Sandler O'Neill and the Purchasers named therein, dated April 13, 1998 *
5.0      Opinion of Patton Boggs LLP re: legality *
10.1     Employment Agreement between United Commercial Bank and Tommy S. Wu *
10.2     Employment Agreement between UCBH Holdings, Inc. and Tommy S. Wu *
10.3 Form of Termination and Change in Control Agreement between United Commercial Bank and certain executive officers *
10.4 Form of Termination and Change in Control Agreement between UCBH Holdings, Inc. and certain executive officers *
10.5     UCBH Holdings, Inc. 1998 Stock Option Plan *
23.1     Consent of PricewaterhouseCoopers LLP
23.2     Consent of Patton Boggs LLP (included in Exhibit 5.0)*
24.1     Powers of Attorney (located on the signature page hereto)
27.0     Financial Data Schedule*

*   Previously filed.

----------

(b)  Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.  Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 7, 1999.

UCBH HOLDINGS, INC.

By:      /s/ Thomas S. Wu
         ------------------------------------------
         Thomas S. Wu
         President and Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas S. Wu and Jonathan H. Downing, each as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and such person's name, place, and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connnection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully or do cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Name                                                                              Date
      ----                                                                              ----
/s/ Thomas S. Wu                            President, Chief Executive Officer and      May 7, 1999
------------------                          Director (principal executive officer)
Thomas S. Wu


/s/ Jonathan H. Downing                     Senior Vice President, Chief                May 7, 1999
------------------------------------        Financial Officer, Treasurer and
Jonathan H. Downing                         Director (principal financial officer)


/s/ Sandra Go                               Vice President and Controller               May 7, 1999
-------------------------------------       (principal accounting officer)
Sandra Go

/s/ Robert Fell                             Director                                    May 7, 1999
------------------------------------
Robert Fell


/s/ Sau-wing Lam                            Director                                    May 7, 1999
------------------------------------
Sau-wing Lam

/s/ Ronald McMeekin                         Director                                    May 7, 1999
------------------------------------
Ronald McMeekin

/s/ Godwin Wong                             Director                                    May 7, 1999
------------------------------------
Godwin Wong

      As filed with the Securities and Exchange Commission on May 7, 1999
                                                      Registration No. 333-58325
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------


                                    EXHIBITS

                                     TO THE

                            POST-EFFECTIVE AMENDMENT
                                  NO. 1 TO THE
                                    FORM S-1

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933


                                 ---------------


                               UCBH HOLDINGS, INC.
   (Exact name of registrant as specified in its certificate of incorporation)





================================================================================

                                TABLE OF CONTENTS

List of Exhibits (Filed herewith unless otherwise noted)

3.1      Amended and Restated Certificate of Incorporation of UCBH Holdings,
         Inc.*
3.2      Bylaws of UCBH Holdings, Inc.*
4.0      Form of Stock Certificate of UCBH Holdings, Inc.*
4.1 Purchase Agreement among UCBH Holdings, Inc., Sandler O'Neill and the Purchasers named therein, dated April 13, 1998 *
4.2 Registration Rights Agreement between UCBH Holdings, Inc., Sandler O'Neill and the Purchasers named therein, dated April 13, 1998 *
5.0      Opinion of Patton Boggs LLP re: legality *
10.1     Employment Agreement between United Commercial Bank and Tommy S. Wu *
10.2     Employment Agreement between UCBH Holdings, Inc. and Tommy S. Wu *
10.3 Form of Termination and Change in Control Agreement between United Commercial Bank and certain executive officers *
10.4 Form of Termination and Change in Control Agreement between UCBH Holdings, Inc. and certain executive officers *
10.5     UCBH Holdings, Inc. 1998 Stock Option Plan *
23.1     Consent of PricewaterhouseCoopers LLP
23.2     Consent of Patton Boggs LLP (included in Exhibit 5.0)*
24.1     Powers of Attorney (located on the signature page hereto)
27.0     Financial Data Schedule*


----------
*   Previously filed.